SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

report of foreign private issuer

pursuant to rule 13a-16 or 15d-16 of

the securities exchange act of 1934

For the month of May 2017

Commission File Number 1-15224

ENERGY COMPANY OF MINAS GERAIS

(Translation of Registrant’s Name Into English)

Avenida Barbacena, 1200

30190-131 Belo Horizonte, Minas Gerais, Brazil

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                 Form  40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Index

Item	Description of Items

1.	Minutes of the Extraordinary Meeting of Stockholders Held on March 30, 2017

2.	Convocation of Ordinary and Extraordinary General Meeting of Stockholders Dated April 11, 2017 to Be Held on May 12, 2017

3.	Earnings Release Results 2016 Dated April 11, 2017

4.	Summary of Minutes of the 607th Meeting of the Board of Directors Held on September 25, 2014

5.	Summary of Minutes of the 612th Meeting of the Board of Directors Held on November 6, 2014

6.	Summary of Minutes of the 625th Meeting of the Board of Directors Held on February 11, 2015

7.	Material Announcement Dated March 28, 2017: Light—Deliberations of the Board of Directors

8.	Material Announcement Dated April 18, 2017: Renova Signs Contract for Sale of Alto Sertão II Wind Complex

9.	Material Announcement Dated March 22, 2017: Jaguara Plant: Interim Injunction in Supreme Court Provisional Remedy Action No. 3,980 Revoked

10.	Material Announcement Dated March 29, 2017: Miranda Plant Injunction Lifted

11.	Material Announcement Dated March 29, 2017: São Simão Injunction Lifted; Cemig Continues to Operate Plant

12.	Convocation and Proposal of Ordinary and Extraordinary General Meeting of Stockholders Dated April 11, 2017 to Be Held on May 12, 2017

13.	Convocation of Extraordinary General Meeting of Stockholders Dated April 11, 2017 to Be Held on May 12, 2017

14.	Reply to CVM Inquiry Letter 336/2017-CVM/SEP/GEA-1, of March 13, 2017

15.	Market Announcement Dated April 28, 2017: Postponement of Filing of 20-F Form

16.	Notice to Stockholders Dated April 11, 2017: Proposed Dividends

17.	Market Announcement Dated March 13, 2017: Reply to CVM Inquiry Letter 123/2017-CVM/SEP/GEA-1, of March 10, 2017

18.	Material Announcement Dated April 28, 2017: Cemig GT: Board Approval of Possible International Issue

19.	Market Announcement Dated April 12, 2017: Presentation of 2016 Results

20.	Summary of Minutes of the 610th Meeting of the Board of Directors Held on October 9, 2014

21.	Summary of Minutes of the 623rd Meeting of the Board of Directors Held on January 15, 2015

22.	Summary of Minutes of the 682nd Meeting of the Board of Directors Held on December 21, 2016

23.	Summary of Principal Decisions of the 693rd Meeting of the Board of Directors Held on May 5, 2017

24.	Summary of Principal Decisions of the 690th Meeting of the Board of Directors Held on March 28, 2017

25.	Summary of Principal Decisions of the 691st Meeting of the Board of Directors Held on April 19, 2017

26.	Summary of Principal Decisions of the 692nd Meeting of the Board of Directors Held on April 19, 2017

Forward-Looking Statements

This report contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Actual results could differ materially from those predicted in such forward-looking statements. Factors which may cause actual results to differ materially from those discussed herein include those risk factors set forth in our most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. CEMIG undertakes no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof, and claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

By:	/s/ Adézio de Almeida Lima
Name: Adézio de Almeida Lima
Title: Chief Finance and Investor Relations Officer

Date: May 12, 2017

1. MINUTES OF THE EXTRAORDINARY MEETING OF STOCKHOLDERS HELD ON MARCH 30, 2017

COMPANHIA ENERGÉTICA DE MINAS GERAIS –

CEMIG

CNPJ 17.155.730/0001-64 – NIRE 31300040127

MINUTES

OF THE

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

HELD ON MARCH 30, 2017

On the thirtieth day of March two thousand seventeen, at 10 a.m. at the Company’s head office, at Av. Barbacena 1200, 21st Floor, Santo Agostinho, Belo Horizonte, Minas Gerais, Brazil, stockholders representing more than two-thirds of the voting stock of Companhia Energética de Minas Gerais – Cemig met in Extraordinary General Meeting, on first convocation, as verified in the Stockholders’ Attendance Book, where all placed their signatures and made the required statements. The stockholder The State of Minas Gerais was represented by Ms. Ana Paula Muggler Rodarte, State Procurator, for the office of the Advocate-General of the State, in accordance with legislation.

Initially, Ms. Anamaria Pugedo Frade Barros, General Manager of Cemig’s Corporate Executive Office, stated that there was a quorum for an Extraordinary General Meeting of Stockholders; and that the stockholders present should choose the Chair of this Meeting, in accordance with Clause 10 of the Company’s by-laws.

Asking for the floor, the representative of the Stockholder The State of Minas Gerais put forward the name of the stockholder Alexandre Eustáquio Sydney Horta to chair the meeting. This proposal was put to debate, and to the vote, and approved unanimously.

The Chair then declared the Meeting open, and invited me, Anamaria Pugedo Frade Barros, a stockholder, to be Secretary of the meeting, asking me to read the convocation notice, published on February 23, 24, and 25, 2017 in Minas Gerais, official publication of the Powers of the State, on pages 24, 54 and 32, respectively; and in the newspaper O Tempo, on pages 38, 28 and 28, respectively, the content of which is as follows:

“ COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS – MARCH 30, 2017

CONVOCATION

Stockholders are hereby called to an Extraordinary General Meeting of Stockholders to be held on March 30, 2017 at 10 a.m., at the company’s head office, Av. Barbacena 1200, 21st floor, Belo Horizonte, Minas Gerais, Brazil to decide on the following matters:

1)	authorization to exceed, in 2017, the targets specified in sub- clauses ‘a’, ‘b’, and ‘d’ of Paragraph 7 of Article 11 of the Company’s by-laws;

2)	ratification of these same targets being exceeded from January 1, 2017 to the date of this Extraordinary General Meeting of Stockholders;

3)	re-ratification of the drafting of the minutes of the Ordinary and Extraordinary General Meetings of Stockholders held, concurrently, on April 29, 2016, improving their drafting to correct the information recorded in them as to the quantity of votes in favor and against, and abstentions, in election of members of the Board of Directors.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Any stockholder who wishes to be represented by proxy at the said General Meeting of Stockholders should obey the precepts of Article 126 of Law 6406 of 1976, as amended, and of the sole Paragraph of Clause 9 of the Company’s by-laws, by exhibiting at the time, or depositing, preferably by March 28, 2017, proofs of ownership of the shares, issued by a depositary financial institution, and a power of attorney with specific powers, at Cemig’s Corporate Executive Secretariat Office (Superintendência da Secretaria Geral e Executiva Empresarial) at Av. Barbacena 1200 – 19th Floor, B1 Wing, Belo Horizonte, Minas Gerais.

Belo Horizonte, February 20, 2017

José Afonso Bicalho Beltrão da Silva

Chair of the Board of Directors ”

The Chair then asked the Secretary to read the Proposal by the Board of Directors, which deals with the agenda. The content of that document is as follows:

“ PROPOSAL

BY THE BOARD OF DIRECTORS

TO THE

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

TO BE HELD ON MARCH 30, 2017

Dear Stockholders:

–	whereas:

a)	in its management of the Company and in the exercise of the right to vote in the wholly-owned subsidiaries, subsidiaries, affiliated companies and consortia, the Board of Directors and the Executive Board are required at all times faithfully to comply with certain targets, as stated in Clause 11, § 7, of the Company’s by-laws:

–	to keep the Company’s consolidated indebtedness equal to or less than 2 (two) times the Company’s Ebitda (Earnings before interest, taxes, depreciation and amortization);

–	to keep the consolidated ratio of (Net debt) / (Net debt + Stockholders’ equity) to a maximum of 40% (forty per cent); and

–	to limit the consolidated amount of funds allocated to capital investment and acquisition of any assets in each business year to the equivalent of 40% (forty per cent) of Ebitda (profit before interest, taxes, depreciation and amortization);

b)	under Clause 11, Paragraph 9, of the by-laws the said target values of these indicators may be exceeded for reasons related to temporarily prevailing conditions, upon prior justification and specific approval by the Board of Directors, up to the following limits:

–	Consolidated indebtedness less than or equal to 2.5 times Ebitda (profit before interest, taxes, depreciation and amortization); and

–	Consolidated (Net debt) / (Net debt + Stockholders’ equity): maximum of 50%;

c)	above these limits, including the case of limitation of (Consolidated funds allocated to capital investment and acquisition of any assets) to 40% of Ebitda (profit before interest, taxes, depreciation and amortization), the targets may be exceeded upon prior justification with grounds and specific approval by the stockholders in a General Meeting of Stockholders;

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

d)	authorization was obtained from the stockholders meeting in an Extraordinary General Meeting of Stockholders on May 30, 2016, for exceeding, in 2016,

–	the target of keeping the Company’s consolidated indebtedness as specified in Subclause ‘a’ of Paragraph 7 of Clause 11 of the Company’s by-laws to less than or equal to 4.12 (four point one two) times the Company’s Ebitda (profit before interest, taxes, depreciation and amortization);

–	the target of keeping the ratio established in Subclause ‘b’ of Paragraph 7 of Clause 11 of the by-laws, namely the consolidated ratio of (Net debt) / (Net debt + Stockholders’ equity) to a maximum of 52%; and

–	the target of keeping the amount stated in Subclause ‘d’ of Paragraph 7 of Clause 11 of the by-laws, namely the consolidated amount of funds allocated to capital investment and acquisition of any assets in the business year to a limit of 146% of Cemig’s Ebitda;

e)	for 2017, the Company expects to obtain a further authorization from the stockholders, after approval of the annual budget by the Board of Directors, since the indicators continue to be, and will continue to be, above the limits stated in the bylaws;

f)	the budget for 2017 is in the process of analysis, discussion and decision by the Board of Directors, making it difficult to calculate the related indicators to provide information for a new decision by the stockholders on the final limits for the current year; and this makes it necessary for the stockholders, in General Meeting, to authorize passage of targets for Paragraph 7 of Clause 11 of the bylaws at preliminary levels, until a further General Meeting of Stockholders can decide on exceeding of the indicators calculated as a function of the 2017 budget, and ratify those targets having been exceeded from January 1, 2017 until the General Meeting of Stockholders that decides on this proposal;

g)	the Ordinary and Extraordinary General Meetings of Stockholders of Cemig held concurrently on April 29, 2016 elected members of the Board of Directors for a new period of office of two years, that is to say, until the AGM of 2018;

h)	the stockholder José Pais Rangel, as holder of preferred shares, nominated a sitting member of the Board of Directors and his substitute member;

i)	it was not explicit that these nominations were approved by the votes of the stockholders José Pais Rangel and Geração Futuro L. Par FIA;

j)	the stockholder José Pais Rangel and the representative of Geração Futuro L. Par FIA, for the minority of stockholders with voting shares, nominated a sitting member and a substitute member for the Board of Directors;

k)	at those concurrent Ordinary and Extraordinary General Meetings of Stockholders, the chair stated that, to complete the Board of Directors, the following stockholders had the rights to put forward numbers of sitting members of the Board of Directors (and related substitute members) in the following proportions:

FIA Dinâmica Energia,                   1.4 members and their respective substitute members;

AGC Energia S.A.                           2.9 members and their substitute members;

BNDESPar                                       1.9 members and their substitute members; and

The State of Minas Gerais              7.5 members and their substitute members;

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

l)	the representative of the stockholder BNDESPar also nominated a sitting member for the Board of Directors, stating that the substitute member would be appointed later, the seat remaining vacant;

m)	the representatives of the stockholder FIA Dinâmica Energia and the representative of the stockholder AGC Energia S.A. made nominations of four sitting members and their related substitute members for the Board of Directors;

n)	the representative of the stockholder The State of Minas Gerais and the representative of the stockholder FIA Dinâmica Energia made nominations of eight sitting members and their related substitute members for the Board of Directors;

o)	the minutes of the said Ordinary and Extraordinary General Meetings of Stockholders were approved unanimously;

p)	an Extraordinary General Meeting of Stockholders was held on October 25, 2016, to make new appointments to the Board of Directors;

q)	in that Extraordinary General Meeting, the representative of BNDESPar, for the purpose of verifying that that election by multiple vote was regular, especially in view of the fact that the Board Members previously elected in a separate vote will be maintained in their positions, asked the meeting committee to provide the record of the stockholders present in the said Ordinary/Extraordinary Meetings, as specified in Paragraph 8 of Article 141 of Law 6404/1976, and the respective number of shares that participated in the said separate voting;

r)	it having been found that there was a mistake in the record of the number of votes for election of the stockholders José Pais Rangel and José João Abdalla Filho in the said Meetings, the representative of the stockholder BNDESPar stated that it had not been possible to check that matter, and then requested that Cemig should call a further General Meeting of Stockholders to rectify that number of votes and to ratify the other decisions, and the other stockholders consented to this request;

s)	the Board Members José Pais Rangel (sitting member) and José João Abdalla Filho (substitute) were elected with the votes of the stockholder José Pais Rangel and of Geração Futuro L. Par FIA, and these shares were not used in the election of the other members of the Board;

t)	there is a need to improve the drafting of the minutes of the said Ordinary and Extraordinary meetings, so as to correct the information recorded in them on the number of votes in favor, against, and abstentions, in election of members of the Board of Directors;

–	the Board of Directors now proposes to you as follows:

1)	authorization to exceed, in 2017:

–	the target for the Company’s consolidated indebtedness as specified in Subclause ‘a’ of Paragraph 7 of Clause 11 of the Company’s by-laws, with an upper limit of 4.44 (four point four four) times the Company’s Ebitda (profit before interest, taxes, depreciation and amortization);

–	the target for the ratio established in Subclause ‘b’ of Paragraph 7 of Clause 11 of the by-laws, namely the consolidated ratio of (Net debt) / (Net debt + Stockholders’ equity), keeping it to a maximum of 55%; and

–	the target for the quantity established in Subclause ‘d’ of Paragraph 7 of Clause 11 of the by-laws, namely the consolidated amount of funds allocated to capital investment and acquisition of any assets in the business year, keeping it to a limit of 192% of the Company’s Ebitda (profit before interest, taxes, depreciation and amortization);

–	such limits, after being reviewed at the time of the approval of the budget for 2007 by the Board of Directors, to be again submitted to the stockholders in a General Meeting;

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

2)	ratification of the fact of these ratios having being exceeded, subject to the limits stated above, in the period from January 1, 2017 until the Extraordinary General Meeting of Stockholders that decides on this proposal;

3)	re-ratification of the drafting of the minutes of the Ordinary and Extraordinary General Meetings of Stockholders held, concurrently, on April 29, 2016, improving their drafting to correct the information recorded in them as to the quantity of votes in favor and against, and abstentions, in election of members of the Board of Directors, as follows:

a)	nomination by the stockholder José Pais Rangel, as holder of preferred shares, of a sitting member and a substitute member for the Board of Directors, altering the record from: 342,287,674 votes in favor, 83,711,741 abstentions and 20,702,073 votes against, to: use of 130,000 votes of the said stockholder, accompanied by Mr. Daniel Alves Ferreira, representing a number of investment funds, with 60,353,489 votes in favor, 57,490,173 abstentions and 20,702,073 votes against;

b)	nomination by the stockholder José Pais Rangel and by the representative of Geração Futuro L. Par FIA, for the minority of stockholders having the right to vote, of a sitting member and substitute member for the Board of Directors, altering the record from: 342,993,338 votes in favor, 59,146,793 abstentions and 51,496 votes against, to: use of 110,000 votes in this election by the said representatives;

c)	election, with adoption of the Multiple Vote, by the representative of the stockholder BNDESPar, of a sitting member for the Board of Directors, the representative stating that the nomination of this member’s substitute would take place at a later date, the seat remaining vacant, with alteration from: 396,406,730 votes in favor, 847,070 abstentions and 1,908,941 votes against, to: the use of 54,342,992 votes in this election by the said representative;

d)	election, with adoption of the Multiple Vote, by the representatives of the stockholder FIA Dinâmica Energia using 31,845,985 votes, and of AGC Energia S.A., of four sitting members and their substitutes to the Board of Directors, which were accompanied by Mr. Daniel Alves Ferreira, representative of several investment funds, with 47,337 votes, with alteration from: 342,063,738 votes in favor, 55,190,062 abstentions and 1,908,941 votes against, to 116,251,178 Votes in this election by the said representatives;

e)	election to the Board of Directors, with the adoption of the Multiple Vote, by the representatives of the majority stockholder, The State of Minas Gerais, and of FIA Dinâmica Energia, using the rest of the shares, that is to say, 8,685,269 votes, of a total of eight sitting members and their substitutes, with alteration from: 342,063,738 votes in favor, 55,190,062 abstentions and 1,908,941 votes against, to: 223,100,008 votes in this election by the said representatives.

As can be seen, the objective of this proposal is to meet legitimate interests of the stockholders and of the Company, and as a result it is the hope of the Board of Directors that it will be approved by the Stockholders.

Belo Horizonte, February 20, 2017

José Afonso Bicalho Beltrão da Silva	Marco Antônio Soares da Cunha Castello Branco

Allan Kardec de Melo Ferreira	Nelson José Hubner Moreira

Arcângelo Eustáquio Torres Queiroz	Patrícia Gracindo Marques de Assis Bentes

Daniel Alves Ferreira	Paulo Roberto Reckziegel Guedes

Helvécio Miranda Magalhães Junior	Saulo Alves Pereira Junior

José Pais Rangel	Bruno Magalhães Menicucci

Marcelo Gasparino da Silva	Samy Kopit Moscovitch

Marco Antônio de Rezende Teixeira ”

The above proposal was put to debate, and subsequently to a vote, and was approved by a majority.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

The representative of the stockholder BNDES Participações S.A. – BNDESPar stated as follows:

a)	The representative of BNDESPar voted

–	in favor of authorization to exceed, in 2017, the targets specified in sub-items ‘a’ and ‘b’ of §7 of Article 11 of the Company’s by-laws,

–	and against authorization to exceed, in 2017, the target specified in sub-item ‘d’ of §7 of Article 11 of the by-laws;

–	and requested that the Company should:

–	follow the path of increased efficiency and disposal of assets for reduction of leverage so as to return to the limit levels specified in the by-laws;

–	present more detail in the statement of the calculation for 2017 in the proposal by Management relating to the amounts for 2017, also taking into account the budget approved for the current year; and

–	obey the correct order of instances for approval in its processes, avoiding submission of matters for decision by the stockholders before all the decisions on such matters in the Board of Directors;

b)	The representative of BNDESPar voted

–	in favor of backdated authorization for the targets specified in sub-clauses ‘a’ and ‘b’ of §7 of Article 11 of the Company’s by-laws having been exceeded since January 1, 2017, and

–	against backdated authorization for the target specified in sub- item ‘d’ of §7 of Article 11 of the Company’s by-laws having been exceeded since January 1, 2017.

c)	The representative of BNDESPar voted against re-ratification of the drafting of the minutes of the Ordinary and Extraordinary General meetings of stockholders held, concurrently, on April 29, 2016, to improve the drafting to correct the information recorded in them on the number of votes in favor, against, and abstentions, in election of members of the Board of Directors.

There being no further business, the Chair opened the meeting to the floor, and since no-one wished to speak, ordered the meeting suspended for the time necessary for the writing of the minutes.

The session being reopened, the Chair, after putting the said minutes to debate and to the vote and verifying that they had been approved and signed, closed the meeting.

For the record, I, Anamaria Pugedo Frade Barros, Secretary, wrote these minutes and sign them together with all those present.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

2. CONVOCATION OF ORDINARY AND EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS DATED APRIL 11, 2017 TO BE HELD ON MAY 12, 2017

COMPANHIA ENERGÉTICA DE MINAS GERAIS

CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

ORDINARY AND EXTRAORDINARY

GENERAL MEETINGS OF STOCKHOLDERS

MAY 12, 2017

CONVOCATION

Stockholders are hereby called to Ordinary and Extraordinary General Meetings of Stockholders to be held on May 12, 2017 at 11 a.m. (herein referred to as ‘AGM’ and ‘EGM’) at the Company’s head office, Av. Barbacena 1200, 21st floor, Belo Horizonte, Minas Gerais, Brazil, to decide on the following matters:

1	Authorization, until approval of the budget for 2018, for the Company to exceed the target for the quantity established in Subclause ‘d’ of Paragraph 7 of Clause 11 of the by-laws, namely the consolidated amount of funds allocated to capital investment and acquisition of any assets in the business year, keeping it to a maximum limit of 90% of the Company’s Ebitda (profit before interest, taxes, depreciation and amortization). (EGM – ON Shares)

2	Examination, debate and voting on the Report of Management and the Financial Statements for the year ended December 31, 2016, and the related complementary documents. (AGM – ON Shares)

3	Allocation of the Net profit for the business year 2016, in the amount of R$ 334,334,000, and of the balance of Retained earnings in the amount of R$ 37,258,000. (AGM – ON Shares)

4	Decision on the form and date of payment of the minimum obligatory dividends, in the amount of R$ 203,986,000. (AGM – ON Shares)

5	Election of the sitting and substitute members of the Audit Board, as a result of completion of the period of office. (AGM – ON and PN Shares)

6	Decision on the remuneration of the Managers and the members of the Audit Board. (AGM – ON Shares)

7	Orientation of the vote(s) of the representative(s) of the Company in the Ordinary and Extraordinary General Meetings of Stockholders of Cemig Distribuição S.A., to be held, concurrently, on May 12, 2017, at 1 p.m. (EGM – ON Shares)

8	Orientation of the vote(s) of the representative(s) of the Company in the Ordinary General Meeting of Stockholders of Cemig Geração e Transmissão S.A., to be held, on May 12, 2017, at 2 p.m. (EGM – ON Shares)

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Remote voting

Any stockholder who wishes to do so may exercise the right to vote using the remote voting system, under CVM Instruction 481/09, by sending the corresponding Remote Voting Statement (Boletim de Voto à Distância, or BVD), through the stockholder’s custodian institution or mandated bank, or directly to the Company.

Proxy votes

Any stockholder who wishes to be represented by proxy at the said General Meetings of Stockholders should obey the precepts of Article 126 of Law 6406 of 1976, and of the sole paragraph of Clause 9 of the Company’s by-laws, by exhibiting at the time, or depositing, preferably by May 10, 2017, proofs of ownership of the shares, issued by a depositary financial institution, and a power of attorney with specific powers, at Cemig’s Corporate Executive Office (Superintendência da Secretaria Geral), Av. Barbacena 1200 – 19th Floor, B1 Wing, Belo Horizonte, Minas Gerais.

Belo Horizonte, April 11, 2017.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

PROPOSAL

BY THE BOARD OF DIRECTORS

TO THE

ORDINARY AND EXTRAORDINARY GENERAL MEETINGS OF STOCKHOLDERS

TO BE HELD ON MAY 12, 2017, AT 11 A.M.

Dear Stockholders:

The Board of Directors of Companhia Energética de Minas Gerais – Cemig:

Whereas –

a)	in its management of the Company and in the exercise of the right to vote in wholly-owned and other subsidiaries, affiliated companies and consortia, the Board of Directors and the Executive Board are required at all times faithfully to comply with certain targets stated in Clause 11, Paragraph 7, of the Company’s by-laws – including the following:

–	to keep the Company’s consolidated indebtedness equal to or less than 2 (two) times the Company’s Ebitda (Earnings before interest, taxes, depreciation and amortization);

–	to keep the consolidated ratio of (Net debt) / (Net debt + Stockholders’ equity) to a maximum of 40% (forty per cent); and

–	to limit the consolidated amount of funds spent on capital investment and/or the acquisition of any assets, in each business year, to the equivalent of a maximum of 40% (forty per cent) of the Company’s Ebitda (Earnings before interest, taxes, depreciation and amortization);

b)	under Clause 11, Paragraph 9, of the by-laws the said targets for indicators may be exceeded for reasons related to temporarily prevailing conditions, upon prior justification and specific approval by the Board of Directors, up to the following limits:

–	Consolidated indebtedness less than or equal to 2.5 times Ebitda (profit before interest, taxes, depreciation and amortization); and

–	Consolidated (Net debt) / (Net debt + Stockholders’ equity): maximum of 50%;

c)	above these limits, including the case of limitation of (Consolidated funds allocated to capital investment and acquisition of any assets) to 40% of Ebitda the targets may be exceeded upon prior justification with grounds and specific approval by a General Meeting of Stockholders;

d)	The annual budget for 2017, which was on the agenda of the meeting of the Board of Directors held in March 2017, will cause indicators higher than the levels that can be approved by the Board of Directors, as shown:

Ratios – Consolidated	2017
Capex / Ebitda	0.90

e)	Article 192 of Law 6404 of December 15, 1976 as amended, and Clauses 27 to 31 of the by-laws, make provisions for these and associated matters;

f)	the Financial Statements for 2016 present net profit of R$ 334,334,000, and a balance of Retained earnings of R$ 37,258,000 arising from realization of the Stockholders’ Equity Valuation Reserve;

g)	it is the duty of the Board of Directors to make a proposal to the Ordinary (Annual) General Meeting for allocation of the Company’s net profit;

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

h)	the preferred shares have preference in the event of reimbursement of capital and participate in profits on the same conditions as the common shares: and under Clause 5 of the by-laws they carry the right to a minimum annual dividend equal to the greater of: (a) 10% of their par value and (b) 3% of the portion of equity that they represent;

i)	using the above criteria, the preferred shares are entitled to a minimum dividend of R$ 419,039,000.

j)	the dividends shall be distributed in the following order:

a)	the minimum annual dividend guaranteed to the preferred shares;

b)	the dividend for the common shares, up to a percentage equal to that guaranteed to the preferred shares – under Clause 29 of the by-laws;

k)	by Board Spending Decision (CRCA) 086/2016, of December 22, 2016, the Company declared payment of Interest on Equity in a total of R$ 380,000,000, using the balance of the Retained Earnings Reserve, payable to stockholders whose names were on the Nominal Share Registry on December 26, 2016.

l)	of this amount of Interest on Equity, R$ 253,004,000 will be paid to holders of preferred shares;

m)	Sub-item III of CVM Decision 683/2012 establishes that Interest on Equity paid or credited may be imputed against the minimum obligatory dividend only at its value net of withholding income tax;

n)	as decided in CRCA 086/2015, of December 17, 2015, Cemig paid to Cemig D an Advance Against Future Capital Increase (AFAC) of R$ 410,000,000.00 (four hundred and ten million Reais);

o)	under Article 166 of Law 6404/1976 the share capital may be increased by decision of an Extraordinary General Meeting of Stockholders that is called and held to decide on a change to the by-laws;

p)	Cemig D will hold an Extraordinary General Meeting of Stockholders to alter its share capital;

q)	it is a function of the Board of Directors to approve the declarations of vote in the General Meetings of Stockholders, and the orientations for voting in the meetings of the boards of directors, of the subsidiaries, affiliated companies and the consortia in which the Company participates, when participation in the capital of other companies or consortia is involved, and the decisions must, in any event and not only in matters relating to participation in the capital of other companies or consortia, obey the provisions of these Bylaws, the Long-term Strategic Plan and the Multi-year Strategic Implementation Plan, as specified in Subclause ‘p’ of Clause 7 of Cemig’s by-laws;

r)	it is also a function of the Board of Directors of Cemig to authorize the exercise of the right of preference and rights under stockholders’ agreements or voting agreements in wholly-owned or other subsidiaries, affiliated companies and the consortia in which the Company participates, except in the cases of the wholly-owned subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A., for which the General Meeting of Stockholders has the competency for decision on these matters – under Subclause ‘o’ of Clause 17 of Cemig’s by-laws; and

s)	Cemig Distribuição S.A. will hold an Ordinary (Annual) and an Extraordinary General Meeting of Stockholders, concurrently, in 2017 and Cemig Geração e Transmissão S.A. will hold its Ordinary (Annual) General Meeting of Stockholders in 2017, and both are wholly-owned subsidiaries of Companhia Energética de Minas Gerais – Cemig;

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

– do now propose to you as follows:

I)	Authorization, until approval of the budget for 2018, for the Company to exceed the target for the quantity established in Subclause ‘d’ of Paragraph 7 of Clause 11 of the by-laws, namely the consolidated amount of funds allocated to capital investment and acquisition of any assets in the business year, keeping it to a maximum limit of 90% of the Company’s Ebitda (profit before interest, taxes, depreciation and amortization).

II)	Allocation of the Net profit for the business year 2016, in the amount of R$ 334,334,000, and the balance of Retained earnings, in the amount of R$ 37,258,000, as follows:

a)	R$ 203,986,000 as minimum obligatory dividend, to be paid to the Company’s stockholders, to be paid in two equal installments, by June 30 and December 30, 2017, depending on availability of cash and at the discretion of the Executive Board, to stockholders whose names are on the Company’s Nominal Share registry on the date on which the Ordinary (Annual) General Meeting is held;

b)	R$ 160,538,000 to be held in Stockholders’ equity in the Retained Earnings Reserve, to provide funding for the Company’s consolidated planned investments in 2017, in accordance with a capital budget;

c)	R$ 7,068,000 to be held in Stockholders’ equity in the Tax incentives reserve, relating to tax incentives obtained in 2016 as a result of investments made in the region of Sudene.

Appendix I summarizes the calculation of the dividends proposed by Management, in accordance with the by-laws; Appendix II presents the capital budget for the 2017 business year.

III)	That the representatives of the Company should vote in favor of the matters on the agenda in the Ordinary and Extraordinary General Meetings of Stockholders of Cemig Distribuição S.A., to be held, concurrently, in 2017.

IV)	That the representatives of the Company should vote in favor of the matters on the agenda in the Ordinary (Annual) General Meeting of Stockholders of Cemig Geração e Transmissão S.A. to be held in 2017.

As can be seen, the objective of this proposal is to meet the legitimate interests of the stockholders and of the Company, and as a result it is the hope of the Board of Directors that it will be approved.

Belo Horizonte, April 11, 2017

José Afonso Bicalho Beltrão da Silva	Marco Antônio Soares da Cunha Castello Branco

Arcângelo Eustáquio Torres Queiroz	Patrícia Gracindo Marques de Assis Bentes

Daniel Alves Ferreira	Antônio Dirceu Araujo Xavier

Helvécio Miranda Magalhães Junior	Bruno Magalhães Menicucci

José Pais Rangel	Carolina Alvim Guedes Alcoforado

Marcelo Gasparino da Silva	Luiz Guilherme Piva

3. EARNINGS RELEASE RESULTS 2016 DATED APRIL 11, 2017

PUBLICATION OF RESULTS

CEMIG REPORTS

2016 EBITDA

OF R$ 2.638 BILLION

◾	Disinvestment strategy – execution:
◾	Transchile – R$ 180 million

◾	Taesa – R$ 791 million

◾	Debt of R$ 5.8bn rolled over at average cost of 134.48% of CDI Rate

◾	Stockholding reorganization in Light: Cemig now holds 43.38% of total stock

◾	R$ 1.075 billion impairment on investment in Renova and Guanhães

◾	Operation of São Simão plant transferred to Quota regime:

R$ 250 million in Annual Generation Revenue (RAG)

Indicators (GWh)	2016	2015	Variação %
Electricity sold (excluding CCEE)	55,592	56,904	(2.31)

Indicators – R$ ’000	2016	2015	Variação %
Sales on the CCEE	161	2,425	(93.36)
Net debt	13,139	11,732	11.99
Gross revenue	29,269	33,417	(12.41)
Net revenue	18,773	21,868	(14.15)
Ebitda (IFRS)	2,638	5,538	(52.37)
Net profit in the quarter	334	2,469	(86.47)
Ebitda margin	14.05%	25.32%	-11.27 p.p.

Conference call

Publication of 2016 results

Video webcast and conference call

April 12, 2017 (Wednesday) : 2 PM, Brasília time

This transmission on Cemig’s results will have simultaneous translation into English and can be seen in real time by Webcast, at http://ri.cemig.com.br or heard by conference call on:

+ 55 (11) 2188-0155 (1st option) or

+ 55 (11) 2188-0188 (2nd option)

Password: CEMIG

Playback of Video Webcast: Site: http://ri.cemig.com.br Click on the banner and download. Available for 90 days	Conference call – Playback: Telephone: (+55-11) 2188-0400 Password: CEMIG Available fromApril 12 to April 26, 2017

Cemig Investor Relations

http://ri.cemig.com.br/

ri@cemig.com.br

Tel.:(+55-31) 3506-5024

Fax:(+55-31) 3506-5025

Cemig’s Executive Investor Relations Team

◾	Chief Finance and Investor Relations Officer

Adézio de Almeida Lima

◾	General Manager, Investor Relations

Antônio Carlos Vélez Braga

◾	Manager, Investor Market

Robson Laranjo

Disclaimer

Certain statements and estimates in this material may represent expectations about future events or results, which are subject to risks and uncertainties that may be known or unknown. There is no guarantee that the events or results will take place as referred to in these expectations.

These expectations are based on the present assumptions and analyses from the point of view of our management, in accordance with their experience and other factors such as the macroeconomic environment, market conditions in the electricity sector, and expected future results, many of which are not under Cemig’s control.

Important factors that could lead to significant differences between actual results and the projections about future events or results include Cemig’s business strategy, Brazilian and international economic conditions, technology, Cemig’s financial strategy, changes in the electricity sector, hydrological conditions, conditions in the financial and energy markets, uncertainty on our results from future operations, plans and objectives, and other factors. Due to these and other factors, Cemig’s results may differ significantly from those indicated in or implied by such statements.

The information and opinions herein should not be understood as a recommendation to potential investors, and no investment decision should be based on the veracity, currentness or completeness of this information or these opinions. None of Cemig’s professionals nor any of their related parties or representatives shall have any liability for any losses that may result from use of the content of this material.

To evaluate the risks and uncertainties as they relate to Cemig, and to obtain additional information about factors that could give rise to different results from those estimated by Cemig, please consult the section on Risk Factors included in the Reference Form filed with the Brazilian Securities Commission – CVM – and in the 20-F form filed with the U.S. Securities and Exchange Commission – SEC.

Our shares – in 2016

Security	Ticker	Currency	Close of 2016	Close of 2015	Change in the period %
Cemig PN	CMIG4	R$	7.71	5.44	41.75%
Cemig ON	CMIG3	R$	7.88	5.75	37.15%
ADR PN	CIG	US$	2.28	1.32	72.69%
ADR ON	CIG.C	US$	2.53	1.55	63.70%
Ibovespa	Ibovespa	–	60,227	43,349	38.94%
IEEX	IEEX	–	36,108	24,803	45.58%

Source: Economática.

Trading volume in Cemig’s preferred shares (CMIG4) in full-year 2016 totaled R$ 13.32 billion, a daily average of R$ 53.49 million. Adding the volume traded in its common (ON) and preferred (PN) shares, Cemig was the company with the third highest stock trading liquidity in the Brazilian electricity sector in the period, and among the most traded in the Brazilian market as a whole.

On the New York Stock Exchange the volume traded in ADRs for Cemig’s preferred shares (CIG) in full-year 2016 was US$2.45 billion – reflecting recognition by the investor market of Cemig as a global investment option.

The São Paulo stock exchange (Bovespa) index – the Ibovespa – was up 38.94% in 2016, closing the quarter at 60,227 points. The price of Cemig’s preferred shares outperformed the Ibovespa with a gain of 41.75% in 2016, close to the performance of the index for the Brazilian electricity sector, which rose 45.58%. Cemig’s common (ON) shares rose 37.15% in the year. Cemig’s ADRs, traded in New York, rose by more than the related shares on the Bovespa, reflecting the strengthening of the Real against the dollar. The ADR CIG – representing Cemig’s preferred (PN) shares – rose 72.69% in the year.

Cemig’s long-term ratings

This tables shows credit risk ratings and outlook for Cemig’s companies as provided by the principal rating agencies:

Brazilian rating:

Agency	Cemig		Cemig D		Cemig GT
	Rating	Outlook	Rating	Outlook	Rating	Outlook
Fitch	BBB(bra)	Negative	BBB(bra)	Negative	BBB(bra)	Negative
S&P	BrBB+	Stable	BrBB+	Stable	BrBB+	Stable
Moody’s	Baa1.br	Negative	Baa1.br	Negative	Baa1.br	Negative

Global Rating:

Agency	Cemig		Cemig D		Cemig GT
	Rating	Outlook	Rating	Outlook	Rating	Outlook
S&P	B	Stable	B	Stable	B	Stable
Moody’s	B1	Negative	B1	Negative	B1	Negative

Note:	Fitch gives only Brazilian – not global – ratings.

Adoption of IFRS

The results presented below are prepared in accordance with the new Brazilian accounting rules, which embody a process of harmonization between Brazilian accounting rules and IFRS (International Financial Reporting Standards).

PROFIT AND LOSS ACCOUNTS

Consolidated – R$ ‘000	2016	2015	Change %
REVENUE	18,772,656	21,867,842	(14.15)
OPERATING COSTS
Personnel	(1,643,253)	(1,435,001)	14.51
Employees’ and managers’ profit shares	(7,327)	(137,364)	(94.67)
Post-retirement obligations	(344,559)	(156,009)	(120.86)
Materials	(57,915)	(69,522)	(16.70)
Raw materials and inputs for production of electricity	(40)	(83,723)	(99.95)
Outsourced services	(867,370)	(899,470)	(3.57)
Electricity purchased for resale	(8,272,911)	(9,541,940)	(13.30)
Depreciation and amortization	(834,291)	(834,830)	(0.06)
Operating provisions	(703,979)	(1,401,455)	(49.77)
Charges for use of the national grid	(947,479)	(998,756)	(5.13)
Gas bought for resale	(877,118)	(1,050,925)	(16.54)
Infrastructure construction costs	(1,193,140)	(1,251,836)	(4.69)
Other operating expenses, net	(153,621)	(427,241)	(64.04)

TOTAL COST	(15,903,003)	(18,288,072)	(13.04)
Equity method gains	(301,844)	392,990	—
Adjustment for impairment of Investments	(762,691)	0	—
Fair value results in Corporate Operation	0	729,442	—

Operational profit before Financial income (expenses) and taxes	1,805,118	4,702,202	(61.61)
Financial revenues	1,041,304	863,728	(20.56)
Financial expenses	(2,478,495)	(2,204,344)	12.44

Pre-tax profit	367,927	3,361,586	(89.05)
Current and deferred income tax and Social Contribution tax	(33,173)	(892,583)	(96.28)

NET PROFIT FOR THE PERIOD	334,754	2,469,003	(86.44)

Interest of the controlling stockholders	334,334	2,468,500
Interest of non-controlling stockholder	420	503
Non-recurring
Fair value results in Corporate Operation	0	(568,094)	—
Adjustment for impairment of Investments	503,376	0	—
Impairment in Renova	215,608	0	—
Profit on sale of shares in Taesa	(119,311)	0	—
Impairment in Guanhães	98,782	0	—
Profit on sale of Transchile	(62,329)	0	—

ADJUSTED NET PROFIT FOR THE PERIOD	970,880	1,900,909	(48.93)

Cemig’s consolidated electricity market

The Cemig Group sells electricity through its distribution company, Cemig Distribuição (‘Cemig D’), its generation and transmission company Cemig Geração e Transmissão (‘Cemig Generation and Transmission’, or ‘Cemig GT’), and wholly-owned subsidiaries: Horizontes Energia, Termelétrica Ipatinga (up to January 2015), Sá Carvalho, Termelétrica de Barreiro, Cemig PCH, Rosal Energia and Cemig Capim Branco Energia (up to March 2015).

The total for sales in Cemig’s consolidated electricity market comprises sales to:

(I)	Captive consumers in Cemig’s concession area in the State of Minas Gerais;

(II)	Free Consumers in both the State of Minas Gerais and other States of Brazil, in the Free Market (Ambiente de Contratação Livre, or ACL);

(III)	other agents of the electricity sector – traders, generators and independent power producers, also in the ACL;

(IV)	Distributors, in the Regulated Market (Ambiente de Contratação Regulada, or ACR); and

(V)	sales made in the wholesale trading chamber (Câmara de Comercialização de Energia Elétrica, or CCEE) ( – eliminating transactions between companies of the Cemig Group).

In 2016 the “Cemig Group” sold a total of 55,591,690 MWh, or 2.3% less than in 2015, while the total of power transported by the group for Free Clients was 10.9% higher, at 17,381,808 MWh.

Sales of electricity to final consumers plus Cemig’s own consumption totaled 43,083,238 MWh, or 6.5% less than in 2015.

Electricity consumption has been affected by adverse Brazilian political and economic circumstances; and, in the captive market, by successive increases in electricity rates charged to consumers, which, associated with application of the ‘Tariff Flag’ system, have resulted in significant increases in consumers’ electricity bills.

Sales to distributors, traders, other generating companies and independent power producers in 2016 totaled 12,508,453 MWh – or 15.5% more than in 2015.

In December 2016 the “Cemig Group” invoiced 8,260,336 customers – a growth of 2.2% in the customer base in the year since December 2015. Of these, 8,259,504 are final consumers, including Cemig’s own consumption; and 82 are other agents in the Brazilian electricity sector.

This chart shows the breakdown of the Cemig Group’s sales to final consumers in the quarter, by consumer category:

Total consumption of electricity (GWh)

Consolidated	MWh		Change, %	Average price 2016 R$	Average price 2015 R$
	2016	2015
Residential	9,915,807	9,829,992	0.87	788.56	742.38
Industrial	19,494,391	22,968,931	(15.13)	276.78	251.67
Commercial, Services and Others	6,572,980	6,433,728	2.16	663.16	614.94
Rural	3,574,724	3,379,734	5.77	409.39	416.18
Public authorities	885,748	892,368	(0.74)	614.80	613.77
Public lighting	1,350,405	1,325,525	1.88	391.27	401.81
Public services	1,252,043	1,204,461	3.95	436.70	448.66

Subtotal	43,046,098	46,034,739	(6.49)	479.88	435.80

Own consumption	37,140	37,661	(1.38)	—	—
Wholesale supply to agents in Free and Regulated Markets(*)	12,508,453	10,831,194	15.49	216.90	217.75

Total	55,591,691	56,903,594	2.31	421.46	395.87

(*)	Includes Regulated Market Electricity Sale Contracts (CCEARs) and ‘bilateral contracts’ with other agents.

The electricity market of Cemig D

Electricity billed to captive clients by Cemig D, and electricity transported for Free Clients and distributors with access to Cemig D’s networks, totaled 43,304 GWh in 2016, or 2.80% more than in 2015.

There are two components of this reduction: Consumption by the captive market 2.0% lower year-on-year; and use of the network by Free Clients 10.9% higher by volume.

In December 2016 Cemig D was invoicing 8,258,534 captive clients.

Cemig D	Number of clients		Change, %
	2016	2015
Residential	6,691,673	6,532,169	2.44
Industrial	74,535	75,085	(0.73)
Commercial, Services and Others	716,602	714,433	0.30
Rural	694,026	678,742	2.25
Public authorities	63,483	62,854	1.00
Public lighting	5,667	4,146	36.69
Public services	12,548	11,038	13.68

Total	8,258,534	8,078,467	2.23

Comments on the various consumer categories:

Residential

Consumption by residential users in 2016, at 9,915,807 MWh, was 0.9% higher than in full-year 2015.

The average monthly consumption per consumer in 2016 was 124.6 kWh, 1.4% less than 2015 (126.3 kWh).

Industrial

Total consumption by industrial users in 2016, at 19,627,640 MWh, 5.2% more than in 2015 – mainly reflecting the significant resumption of activity in the Met allergy and ferro-alloys sector.

Supply used by captive clients, totaling 3,194,872 MWh, was 7.4% of the total volume of electricity distributed by Cemig D in 2016 – this total was 15.0% less than in 2015; the total of electricity transported for Free Clients, at 16,432,768 MWh, was 10.3% higher than in 2015, and represented 38.0% of the total volume of electricity distributed.

The performance of this segment reflects migration to the Free Market of captive clients using supply at medium voltage, and also a continuous retraction in economic activity both in the state of Minas Gerais and the whole of Brazil, and also the performance of the world economy.

The electricity market of Cemig GT

Cemig GT billed a total of 28,928,513 MWh in 2016, 3.5% less than in 2015.

The number of clients billed by Cemig GT was 94.0% higher than at the end of December 2015 – this total reached 1,040. Of these: 960 were industrial and commercial clients, 46 were distribution companies, and 34 were companies in the category of traders, generators and independent power producers.

Cemig GT	(MWh)		Change %	(MWh)		Change %
	4Q16	4Q15		2016	2015
Free Clients
Industrial	4,042,638	4,567,744	(11.50)	15,494,833	18,465,652	(16.09)
Commercial	247,449	93,093	165.81	832,443	366,787	126.96
Free Market – Free contracts	3,080,410	1,197,596	157.22	10,044,817	6,442,747	55.91
Regulated Market	598,413	682,120	(12.27)	2,425,228	4,252,099	(42.96)
Regulated Market – Cemig D	29,532	41,725	(29.22)	131,192	438,670	(70.09)

Total	7,998,442	6,582,278	21.51	28,928,513	29,965,955	(3.46)

Free clients in the industrial and commercial categories consumed 16,327,276 GWh in 2016 – or 56.4% of the total electricity provided by Cemig GT, and 13.3% less than in 2015 – on the following main factors:

1)	lower availability of power for sale due to the terms specified for renewal of concessions, as per Law 1303/2015 – this supply was redirected to the Physical Guarantee Quota regime;

2)	a stoppage at a mining plant in Minas Gerais state;

3)	lower consumption by industrial clients due to the continuous retraction in economic activity in Minas Gerais and Brazil as a whole, and the performance of the international economy.

Cemig GT added 260 new clients in the commercial category in 2016 – mostly outside the state of Minas Gerais – and 218 new industrial clients.

Sales and trading transactions in electricity with other agents of the electricity sector in the Free Market lead to selling opportunities, which lead to short-term sales contracts. In 2016 total sales of electricity were 10,044,817 MWh, or 55.9% more than in 2015.

Sales in the Regulated Market, including sales to Cemig D, were 45.5% lower than in 2015, for several reasons:

1)	cessation of certain contracts, as a result of the corporate reorganization of the Cemig group – with the transfer of assets from Cemig GT to Aliança Energia; and

2)	termination of contracts made at the 18th Adjustment Auction, held in the first half of 2015, and at the second ‘Existing Supply’ Auction, held in 2005 and governing the period 2008–2015.

Since September 15, 2015 the São Simão Plant has been serving the Regulated Market (‘ACR’) in accordance with the ‘quota’ regime, under the requirements of Ministerial Order 432/2015. The revenues that the company recognizes from that plant currently comprise only the revenues from provision of the services of operation and maintenance of the plant.

Physical totals of transport and distribution – MWh

Position	MWh		MWh		Change %
	4Q16	4Q15	2016	2015
Total energy carried	12,174,713	12,402,868	49,469,543	48,067,296	2.92
Electricity transported for distributors	80,827	91,534	354,558	361,487	(1.92)
Electricity transported for Free Clients	4,185,897	3,872,121	17,026,724	15,319,122	11.15
Own load
Consumption by captive market	6,401,792	6,850,106	25,885,245	26,453,478	(2.15)
Losses in distribution network	1,506,197	1,589,107	6,203,016	5,933,209	4.55

Consolidated operational revenue

Revenue from supply of electricity:

Total revenue from supply of electricity to final consumers in 2016 was R$ 23,430 million, or 4.01% more than the total revenue of R$ 22,526 million in 2015.

Final consumers

Total revenue from electricity sold to final consumers, excluding Cemig’s own consumption, was R$ 20,458 million in 2016 – or 0.68% more than in 2015 (R$ 20.319 million).

The main factors were:

◾	The Extraordinary Tariff Adjustment for Cemig D, which resulted in an average increase in consumers’ tariffs of 28.76%, applicable from March 2, 2015 (full effect in 2016).

◾	The Annual Tariff Adjustment for Cemig D, with average effect on consumer tariffs of 7.07%, effective from April 8, 2015 (full effect in 2016).

◾	The Annual Tariff Adjustment for Cemig D, with average effect on consumer tariffs of 3.78%, effective from May 28, 2016.

◾	Reduction of revenue from the ‘Tariff Flag’ system, to R$ 360 million in 2016, compared to R$ 1.067 billion in 2015, due to the improvement in the hydroelectric reservoir water storage levels – enabling lower additional charges to be made in 2016 under the ‘Flag’ system of temporary additional tariffs.

◾	Volume of electricity sold was 6.49% lower.

	R$		Change %	Average price 2016 R$	Average price 2015 R$	Change %
	2016	2015
Residential	7,819,174	7,297,557	7.15	788.56	742.38	6.22
Industrial	5,395,586	5,780,660	(6.66)	276.78	251.67	9.98
Commercial, Services and Others	4,358,938	3,956,344	10.18	663.16	614.94	7.84
Rural	1,463,470	1,406,590	4.04	409.39	416.18	(1.63)
Public authorities	544,554	547,707	(0.58)	614.80	613.77	0.17
Public lighting	528,378	532,603	(0.79)	391.27	401.81	(2.62)
Public services	546,763	540,388	1.18	436.70	448.66	(2.67)

Subtotal	20,656,863	20,061,849	2.97	479.88	435.80	10.11
Supply not yet invoiced, net	(198,785)	256,753	—	—	—	—

	20,458,078	20,318,602	0.69	—	—	—
Wholesale supply to other concession holders (*)	2,713,083	2,358,466	15.04	216.90	217.75	(0.39)
Wholesale supply not yet invoiced, net	258,552	(150,793)	—	—	—	—

Total	23,429,713	22,526,275	4.01	421.46	395.87	6.46

(*)	Includes Regulated Market Electricity Sale Contracts (CCEARs) and ‘bilateral contracts’ with other agents.

Revenue from Use of Distribution Systems (the TUSD charge)

This is revenue from charging of the Tariff for Use of the Distribution System (Tarifa de Uso do Sistema de Distribuição, or TUSD), to Free Consumers, for transport of electricity sold. In 2016 this revenue was R$ 1.705 billion, 16.38% more than in 2015 (R$ 1.465 billion).

The main factors were:

◾	A tariff effect of 96.21% in 2015, due to the Extraordinary Tariff Adjustment as from March 2, 2015, and the Annual Tariff Adjustment of April 2015 (full effect in 2016).

◾	Reduction of 0.52% in the tariff for Free Consumers, given in the annual tariff adjustment of May 28, 2016.

◾	Volume of electricity distributed 10.92% higher, mainly due to resumption of production by the Ferro-alloys sector in 2016.

Revenue from transactions in the Wholesale Trading Market (CCEE)

Revenue from transactions in electricity on the CCEE was R$ 161 million in 2016 – a year-on-year reduction of 93.36% from its total of R$ 2.425 billion in 2015.

In 2016 there was a lower quantity of electricity available for settlement in the wholesale market, mainly due to the allocation of the power generated by the São Simão plant to the Regulated Market (ACR) from September 16, 2015, under the ‘Quota’ regime, in accordance with the requirements of Ministerial Order 432/2015. The revenues that the company recognizes from that plant currently comprise only the revenues from provision of the services of operation and maintenance of the plant. Thus, the volume of electricity becoming available from the Company was used basically in complying with its contracts with final consumers and other concession holders.

Supply of gas

The Company reported revenue from supply of gas 13.38% lower year-on-year in 2016, at R$ 1.444 billion, compared to R$ 1.667 billion in 2015, mainly due to the lower volume of gas sold (1,066,351m³ in 2016, compared to 1,414,464m³ in 2015).

Market (’000 m3/day)	2012	2013	2014	2015	2016

Residential	—	0.17	0.72	1.04	3.38
Commercial	24.73	20.38	23.15	22.42	24.68
Industrial	2,740.00	2,734.95	2,849.24	2,422.78	2,173.76
Other	114.09	106.33	99.64	119.87	120.19

Total market excluding thermal plants	2,878.82	2,861.83	2,972.75	2,566.11	2,322.01
Thermal	746.09	1,214.50	1,223.99	1,309.13	591.52

Total	3,624.91	4,076.33	4,196.74	3,875.24	2,913.53

Due to the lower demand for electric power and the higher level of the reservoirs than in previous years (especially 2014 and 2015), demand for supply from the thermoelectric plants – which had been dispatched uninterruptedly since 2012 – is now lower. The industrial sector, which is the most important client for Gasmig, was another contributor to lower total volume in 2016.

Supply of gas to the residential market, which began in March 2013, expanded to supply 14,935 households at the end of 2016 – compared to 3,820 at the end of 2015.

Gasmig’s debt

Transmission indemnity revenue

In 2016 Cemig recognized revenue of R$ 751 million in relation to the following events:

◾	R$ 20 million relating to the difference between the amount of the Preliminary Revision made by Aneel on February 23, 2015 of the Opinion sent by the Company, of R$ 1.157 billion, and the Final Revision;

◾	R$ 90 million representing the difference between the variations resulting from the IGP-M index and the IPCA index – since the Company had updated the balance receivable, up to May 2016, by the IGP-M;

◾	R$ 438 million, representing the cost of own capital, calculated on the basis of 10.44% p.a.;

◾	R$ 44 million for monetary updating by the IGP-M index, up to May 2016, of the balance of indemnity receivable; and

◾	R$ 159 million for updating of the balance of indemnity receivable, by the IPCA index and by the cost of capital, in accordance with Mining and Energy Ministry Order 120, in the period July through December 2016.

On August 16, 2016 Aneel, through its Dispatch 2181, homologated the amount of R$ 892,050, in currency of December 2012, for the portion of the reversible assets not yet amortized, for the purposes of indemnity to Cemig GT.

The portions of remuneration and depreciation not paid in the period from the extensions of the concessions up to the tariff-setting process of 2017 are to be updated by the IPCA index and remunerated at the real cost of own capital of the transmission segment of the industry as decided by Aneel in the methodologies for Periodic Tariff Reviews of Revenues for Existing Concession Holders, currently 10.44% per year, to be paid over eight years by reimbursement through the RAP.

The Company has calculated the following amounts as indemnity:

R$ ’000
Regulatory Remuneration Base (BRR) – Dispatch 2181/2016	1,177,488
Amount of the indemnity received so far	(285,438)

Net value of the assets for purposes of indemnity	892,050
Updating in accordance with MME Order 120/16 – IPCA index/cost of own capital – Period Jan. 2013 to Dec. 2016	913,180

Total indemnity	1,805,230

CVA and Other financial components in tariff adjustment

In its financial statements Cemig recognizes the difference between actual non-controllable costs (in which the CDE, and electricity bought for resale, are significant components) and the costs that were used as the basis of decision of the rates charged to consumers. The amount of this difference is passed through to clients in Cemig D’s next tariff adjustment – in 2016 this represented a reduction of R$ 1.455 billion in revenue, compared to an increase, in 2015, of R$ 1,704 billion. This difference between the two years mainly reflects the reduction, in 2016, of the costs of acquiring electricity at auction, compared to the costs used as the basis for tariffs – this generated a financial liability for the Company, representing the amount to be rested tutored to consumers in the next tariff adjustment.

Fair value of an Indemnifiable Asset of the distribution concession

In 2016 the Company posted a gain on fair value of an indemnifiable asset of the distribution concession of R$ 8 million. This compares with a gain of R$ 576 million in 2015. This is due to the reduction in the estimate of the financial assets to be indemnified at the end of the concession, following the renewal of the concession contract in December 2015.

Sector / Regulatory charges – Deductions from revenue

In 2016, the total of sector and regulatory charges and taxes reported as deductions from operational revenue was R$ 10.497 billion, 9.11% higher than in 2015 (R$ 11.549 billion). This mainly reflects reduction of the extra charges imposed on consumers by the ‘Flag’ system of additional tariffs (R$ 360 million in 2016, compared to R$  1.067 billion in 2015) and Energy Development Account – CDE (R$ 2.074 billion in 2016, compared to R$ 2.870 billion in 2015).

Operational costs and expenses

Operational costs and expenses, excluding Financial Revenue (expenses) in 2016 were R$ 15.903 billion, 13.04% less than in 2015 (R$ 18.288 billion).

The following paragraphs comment on the main variations:

Electricity purchased for resale

The expense on electricity purchased for resale in 2016 was R$ 8.273 billion, which compares to R$ 9.542 billion in 2015 – a reduction of 13.30%. The main factors are:

Cemig D:

◾	The expense on electricity acquired at auctions was 36.90% lower, at R$ 2.586 billion in 2016, vs. R$ 4.098 billion in 2015, mainly due to some of the thermoelectric plants being deactivated in 2016 due to the improvement in the level of the reservoirs of the hydroelectric plants in the system, with a resulting reduction in the expense on fuel for those plants.

◾	The expense on electricity from Itaipu Binacional was 34.03% lower: R$ 1.144 billion in 2016, compared to R$ 1.734 billion in 2015. This change basically reflects the the reduction of the tariff, which was US$ 38.07/kW-month in 2015, and was US$ 25.78/kW-month from January 2016.

◾	The cost of purchases of supply in the spot market was 19.91% lower – at R$ 680 million in 2016, vs. R$ 849 million in 2015 – reflecting the lower cost of electricity in the wholesale market in 2016.

Cemig GT:

The expense on electricity purchased for resale in 2016 was R$ 3.052 billion, 17.49% more than the figure of R$ 2.601 billion in 2015. The difference mainly reflects volume of electricity bought for resale 17.34% higher in 2016 (at 19,002,578 MWh), than in 2015 (15,273,685 MWh) – reflecting lower generation capacity, with the termination of the concession of some plants.

Operating provisions

Operational provisions in 2016 totaled R$ 704 million, compared to R$ 1,401 million in 2015, a reduction of 49.75%. This variation principally arises from the positive adjustment in the losses recorded previously for the Parati investment options, in the amount of R$ 55 million, which compares with a provision of R$ 1.079 billion in 2015 – primarily reflecting the increase of 76.24% in 2016 in the stock price of Light (an important variable in calculating the fair value of the put option on the Black-Scholes-Merton model), and also the payment of R$ 498 million in dividends of the companies of the Parati group in the 2016 business year, which made possible the reduction of R$ 702 million in the option exercise price.

We highlight the higher total of Provisions for doubtful receivables of Cemig D, at R$ 382 million in 2016, compared to R$ 175 million in 2015. This mainly reflects higher default, influenced by the increase in tariffs and also the reduction in economic activity, which had its effect on unemployment rates and disposable income.

Default

In this context of an exceptional increase in electricity rates, Cemig has seen an increase in amounts invoiced and not paid by final consumers, to levels higher than the averages of recent months.

The situation has been further complicated by Brazil’s entering a period of financial stress, and its most significant consequence, increase in the rate of unemployment. This increased percentage of default has had a negative effect on the Company’s cash flow.

Due to the present economic context, default has remained at a level that is high for the Company.

The Company uses various tools of communication and collection to prevent increase in default. Measures include contact by telephone and email, text and collection letters, negative references for defaulting clients, collection through the courts and, principally, disconnection of supply. Aneel Resolution 414 allows supply to be cut off after 15 days from receipt of a notice to the defaulting consumer.

The Company is confident that, with more intense collection and disconnection, the levels of default will be reduced in 2017.

Investment in Light through Parati, RME and Lepsa

Corporate reorganization of Parati

In 2016 the shareholders decided to put in place a series of measures to simplify the stockholding structure of the Parati group, as follows:

•	Extinction of Redentor Energia S.A., through reverse absorption by Rio Minas Energia Participações S.A. (‘RME’);

•	Total split of Parati, with absorption by RME and Luce Empreendimentos e Participações S.A. (‘LEPSA’) of the separated assets and liabilities;

•	Extinction of Parati, through reverse absorption by RME and LEPSA;

In November 2016, RME and LEPSA declared an aggregate total of R$ 463 million in dividends, using retained earnings reserves from prior years. In the same month both companies called for an aggregate capital subscription of R$ 446 million, which was paid up exclusively by Cemig.

Personnel

Personnel expenses were R$ 1,643 million in 2016, compared to R$ 1,435 million in 2015, an increase of 14.49%. This arises mainly from the following factors:

◾	Salary increases of 3% from March 2015 (full effect in 2016), as a result of the court negotiation decided by the courts on application from organizations representing the employees.

◾	Salary increases, under the Collective Agreement, of 10.33%, coming into effect in November 2015 (full effect in 2016).

◾	Salary increase of 8.50% under the Collective Work Agreement, as from November 2016.

◾	Recognition, in 2016, of an expense of R$ 93 million on the voluntary retirement plan.

Post-retirement obligations

The impact of the Company’s post-retirement liabilities on the bottom line was a expense, in the amount of R$ 345 million, in 2016, compared to an expense of R$ 156 million in 2015.

This is mainly due to the higher cost arising from the Pension Fund and the Health Plan in 2016. Further, alterations were made to the life insurance structure in 2015, which changed the maximum limit of capital insured. This caused a reduction in the post-retirement obligations for 2015, of R$ 74 million, which is posted in the profit and loss account.

Gas bought for resale

In 2016 the company reported an expense of R$ 877 million on acquisition of gas, compared to an expense of R$ 1.051 billion in 2015 – a reduction of 16.56%. The lower figure reflects a lower volume of gas purchased (1,063,677m³ in 2016 compared to 1,405,732m³ in 2015).

Adjustment for impairment of investments

In 2016 the company made an adjustment for losses on impairment of investments totaling R$ 763 million relating to the goodwill on concessions which had been calculated at the time of injection of capital into Renova. As a result of the studies on impairment related to discounted cash flow of the investee, management of Cemig GT judged it necessary to make a full adjustment of the amount referred to, in the statement of income for 2016.

Fair value gain (loss) on stockholding transaction

In 2015 the Company posted a gain of R$ 729 million arising from the constitution of Aliança Geração de Energia.

Equity gains in non-consolidated investees

In 2016 the Company reported a loss by the equity method of R$ 302 million, which compares with a gain of R$ 393 million reported in 2015. This mainly reflects the loss of R$ 373 million reported by Renova Energia in 2016, which in turn basically results from impairment of the investment in TerraForm and write-off of the put option with SunEdison; and also impairment of R$ 68 million posted by Guanhães.

Consolidated	12/31/2015	Gain (loss) by equity method (Income statement)	Gain (loss) by equity method (Other comprehensive income)	Dividends	Injections / acquisitions	Disposal	Incorporation	Other	12/31/2016
Companhia Transleste de Transmissão	18,307	5,325	—	(2,044)	—	—	—	—	21,588
Companhia Transudeste de Transmissão	17,536	3,783	—	(813)	—	—	—	(1)	20,505
Companhia Transirapé de Transmissão	19,298	4,654	—	—	—	—	—	—	23,952
Transchile	108,230	1,776	(22,988)	—	—	(87,018)	—	—	0
Companhia de Transmissão Centroeste de Minas	17,528	5,667	—	(2,024)	—	—	—	—	21,171
Light	1,187,722	(120,512)	2,948	320	—	—	—	(1)	1,070,477
Axxiom Soluções Tecnológicas	23,840	(4,528)	—	(49)	—	—	—	1	19,264
Luce	—	(17,890)	513	(57,185)	251,977	—	166	—	177,581
RME	—	(17,757)	510	(58,763)	247,941	—	168	—	172,099
Hidrelétrica Cachoeirão	40,844	11,122	—	(1,555)	—	—	—	—	50,411
Guanhães Energia	18,444	(102,108)	—	—	24,593	—	—	59,071	0
Hidrelétrica Pipoca	26,237	5,571	—	—	—	—	—	1	31809
Madeira Energia (Santo Antônio Plant)	675,983	(71,093)	—	—	39,000	—	—	—	643,890
FIP Melbourne (Santo Antônio Plant)	703,403	(63,755)	—	—	40,214	—	—	(2,680)	677,182
Lightger	37,454	4,088	—	—	—	—	—	1	41,543
Baguari Energia	187,227	41,037	—	(14,118)	—	—	—	(52,040)	162,106
Central Eólica Praias de Parajuru	63,045	287	—	(25)	—	—	—	—	63,307
Central Eólica Volta do Rio	85,101	(3,838)	—	(35)	—	—	—	—	81,228
Central Eólica Praias de Morgado	62,071	(2,440)	—	(45)	—	—	—	—	59,586
Amazônia Energia (Belo Monte Plant)	495,768	(6,659)	—	—	291,913	—	—	—	781,022
Ativas Data Center	—	(31,424)	—	—	98,900	—	—	(49,735)	17,741
Parati	357,753	(24,305)	850	221	—	—	(335)	—	334,184
Taesa	2,242,186	341,081	—	(381,609)	—	(619,025)	—	—	1,582,633
Renova	1,527,435	(373,313)	19,330	—	277,864	—	—	(762,691)	688,625
Usina Hidrelétrica Itaocara S.A.	—	—	—	—	2,782	—	—	—	2,782
Aliança Geração	1,327,246	103,849	—	(112,040)	—	—	—	—	1,319,055
Aliança Norte (Belo Monte Plant)	354,284	(6,551)	—	—	179,765	—	—	—	527,498
Retiro Baixo	147,905	16,089	—	(2,146)	—	—	—	—	161,848

	9,744,847	(301,844)	1,163	(631,910)	1,454,949	(706,043)	0	(808,074)	8,753,088

Ativas Data Center (Uncovered liabilities of jointly-controlled entity)	(27,769)	—	—	—	—	—	—	—	(27,769)
Guanhães (Uncovered liabilities of jointly-controlled entity)	—	—	—	—	—	—	—	(59,071)	(59,071)

Total	9,717,078	(301,844)	1,163	-631,91	1,604,709	(706,043)	—	(1,016,905)	8,694,017

Financial revenue and expenses

Cemig reports Net financial expenses of R$ 1.437 billion in 2016, compared to net financial expenses of R$ 1.341 billion in 2015. The main factors are:

◾	Costs of loans and financings 39.11% higher at R$ 1.928 billion, compared to R$ 1.386 billion in 2015. The higher cost of debt indexed to the CDI rate in 2016, and also the higher variation in the CDI rate itself: 14.06% in 2016, compared to 13.23% in 2015.

◾	Expense on monetary variation in loans and financings 36.69% lower, at R$ 245 million in 2016, compared to R$ 387 million in 2015 – mainly due to the lower inflation rate posted by the IPCA index (6.29% in 2016, compared to 10.67% in 2015).

◾	The expense on foreign exchange variation was 79.65% lower in 2016, at R$ 35 million, compared to R$ 172 million in 2015 – reflecting appreciation of the Real against the dollar in 2016 (by 16.54%), compared to its depreciation of 47.01% in 2015.

EBITDA

Cemig’s consolidated Ebitda in 2016 was 52.33% lower than in 2015.

Ebitda – R$ ‘000	4Q16	4Q15	Change, %	2016	2015	Change, %
Net profit for the period	(306,079)	283,158	—	334,334	2,468,500	(86.46)
+ Income and Social Contribution taxes	(191,277)	54,680	—	33,173	892,583	(96.28)
+ Net financial revenue (expenses)	391,005	534,832	(26.89)	1,437,191	1,340,616	7.20
+ Depreciation and amortization	233,094	205,999	13.15	834,291	834,830	(0.06)

= EBITDA	126,793	1,078,669	(88.25)	2,638,989	5,536,529	(52.33)

DEBT

The Company’s consolidated total debt on December 31, 2016 was R$ 15.179 billion, 0.08% more than at December 31, 2015.

Payment of loans – Cemig GT

On February 15, 2017, Cemig GT amortized in full the 1st Series of the 3rd Debenture Issue, in the amount of R$ 553 million (principal, plus interest, calculated up to the date of the actual amortization). The interest on the 2nd and 3rd Series of the 3rd Debenture Issue totaling R$ 76 million, was paid on the same date. These payments were made from the Company’s own funds.

THE CEMIG GROUP’S PORTFOLIO OF GENERATION ASSETS

Cemig – generation portfolio, in MW*
Stage	Hydro plants	Small Hydro Plants	Wind	Solar	Thermal plants	Total
In operation	7,799	258	158	31	131	8,377
Under construction/contracted	1,072	31	658	3	—	1,278
In development:	10,802	—	392	52	1,000	12,497

Total	19,673	9	1,208	186	1,131	22,152

*	The amounts refer only to direct or indirect equity interests held by Cemig on September 30, 2016.

Highlights of 4Q16:

Belo Monte Hydroelectric Plant

In December the third rotor of the principal machine room and the fourth turbine of the complementary machine room started commercial operation. The completed project will have installed generation capacity of 11,233 MW.

Santo Antônio Hydroelectric Plant

In December 2016, the last 6 of the 50 rotors of the Santo Antônio Plant started operating.

Electricity losses—4Q16

Control of electricity losses is one of Cemig D’s strategic objectives, and the Company has a structure dedicated to this: its Distribution Losses Measurement and Control Management Unit. Compliance with the target is monitored monthly, and measured by the Distribution Total Losses Index (Índice de Perdas Totais da Distribuição, IPTD).

In the decision on the regulatory target, taken during the 3rd Tariff Review Cycle, the regulator, Aneel, made significant changes in the method of calculation of technical losses, imposing extremely challenging limits for Cemig D.

The parameter Total losses comprises two components: (i) Technical losses, and (ii) Non-technical losses. The indicators for measurement of the two components: are the PPTD (Distribution Technical Losses Percentage); and the PPNT (Distribution Non-technical Losses Percentage).

Appendices

Generating plants – December, 2016

Plant	Company	Type	Cemig’s Interest	Installed Capacit (MW)	Assured Energy (average MW)	Installed Capacit (MW)*	Assured Energy (average MW)*	Year Concession or Authorization Expires
São Simão	CEMIG GT	Hydroelectric	100.00%	1,710.00	1,281.00	1,710.00	1,281.00	1/11/2015
Emborcação	CEMIG GT	Hydroelectric	100.00%	1,192.00	497.00	1,192.00	497.00	7/23/2025
Nova Ponte	CEMIG GT	Hydroelectric	100.00%	510.00	276.00	510.00	276.00	7/23/2025
Jaguara	CEMIG GT	Hydroelectric	100.00%	424.00	336.00	424.00	336.00	8/28/2013
Miranda	CEMIG GT	Hydroelectric	100.00%	408.00	202.00	408.00	202.00	12/23/2016
Irapé	CEMIG GT	Hydroelectric	100.00%	399.00	210.70	399.00	210.70	2/28/2035
Volta Grande	CEMIG GT	Hydroelectric	100.00%	380.00	229.00	380.00	229.00	2/23/2017
Igarape	CEMIG GT	Thermal	100.00%	131.00	71.30	131.00	71.30	8/13/2024
Rio de Pedras	CEMIG GT	SHP	100.00%	9.28	2.15	9.28	2.15	9/19/2024
Poço Fundo	CEMIG GT	SHP	100.00%	9.16	5.79	9.16	5.79	8/19/2025
São Bernardo	CEMIG GT	SHP	100.00%	6.82	3.42	6.82	3.42	8/19/2025
Paraúna	CEMIG GT	SHP	100.00%	4.28	1.90	4.28	1.90	—
Pandeiros	CEMIG GT	SHP	100.00%	4.20	0.47	4.20	0.47	9/22/2021
Salto Morais	CEMIG GT	SHP	100.00%	2.39	0.74	2.39	0.74	7/1/2020
Sumidouro	CEMIG GT	SHP	100.00%	2.12	0.34	2.12	0.34	7/8/2015
Anil	CEMIG GT	SHP	100.00%	2.08	1.16	2.08	1.16	7/8/2015
Xicão	CEMIG GT	SHP	100.00%	1.81	0.61	1.81	0.61	8/19/2025
Luiz Dias	CEMIG GT	SHP	100.00%	1.62	0.61	1.62	0.61	8/19/2025
Central Mineirão	CEMIG GT	Solar	100.00%	1.42	—	1.42	—	—
Poquim	CEMIG GT	SHP	100.00%	1.41	0.58	1.41	0.58	7/8/2015
Santa Marta	CEMIG GT	SHP	100.00%	1.00	0.58	1.00	0.58	7/8/2015
Pissarrão	CEMIG GT	SHP	100.00%	0.80	0.55	0.80	0.55	11/19/2004
Jacutinga	CEMIG GT	SHP	100.00%	0.72	0.47	0.72	0.47	—
Santa Luzia	CEMIG GT	SHP	100.00%	0.70	0.23	0.70	0.23	2/25/2026
Lages	CEMIG GT	SHP	100.00%	0.68	0.54	0.68	0.54	6/24/2010
Bom Jesus do Galho	CEMIG GT	SHP	100.00%	0.36	0.13	0.36	0.13	—
Queimado	CEMIG GT	Hydroelectric	82.50%	105.00	58.00	86.63	47.85	1/2/2033
Praias de Parajuru	CEMIG GT	Wind Farm	49.00%	28.80	8.39	14.11	4.11	9/24/2032
Praia do Morgado	CEMIG GT	Wind Farm	49.00%	28.80	13.20	14.11	6.47	12/26/2031
Volta do Rio	CEMIG GT	Wind Farm	49.00%	42.00	18.41	20.58	9.02	12/26/2031
Três Marias	CEMIG G. TRÊS MARIAS	Hydroelectric	100.00%	396.00	239.00	396.00	239.00	1/4/2046
Salto Grande	CEMIG G. SALTO GRANDE	Hydroelectric	100.00%	102.00	75.00	102.00	75.00	1/4/2046
Itutinga	CEMIG G. ITUTINGA	Hydroelectric	100.00%	52.00	28.00	52.00	28.00	1/4/2046
Camargos	CEMIG G. CAMARGOS	Hydroelectric	100.00%	46.00	21.00	46.00	21.00	1/4/2046
	CEMIG G. SUL	SHPs	100.00%	39.53	27.00	39.53	27.00	1/4/2046
	CEMIG G. LESTE	SHPs	100.00%	35.16	19.95	35.16	19.95	1/4/2046
	CEMIG G. OESTE	SHPs	100.00%	28.90	12.68	28.90	12.68	1/4/2046
Sá Carvalho	Sá Carvalho S.A	Hydroelectric	100.00%	78.00	58.00	78.00	58.00	12/1/2024
Rosal	Rosal Energia S. A	Hydroelectric	100.00%	55.00	30.00	55.00	30.00	5/8/2032
Pai Joaquim	CEMIG PCH S.A	SHP	100.00%	23.00	2.41	23.00	2.41	4/1/2032
Barreiro	Usina Termelétrica Barreiro	Thermal	100.00%	12.90	11.37	12.90	11.37	4/30/2023
Salto Voltão	Horizontes Energia	SHP	100.00%	8.20	6.63	8.20	6.63	10/4/2030
Salto do Paraopeba	Horizontes Energia	SHP	100.00%	2.46	—	2.46	—	10/4/2030
Salto do Passo Velho	Horizontes Energia	SHP	100.00%	1.80	1.48	1.80	1.48	10/4/2030
Machado Mineiro	Horizontes Energia	SHP	100.00%	1.72	1.14	1.72	1.14	7/8/2025
Aimorés	ALIANÇA	Hydroelectric	45.00%	330.00	172.00	148.50	77.40	12/20/2035
Funil	ALIANÇA	Hydroelectric	45.00%	180.00	89.00	81.00	40.05	12/20/2035
Amador Aguiar I (Capim Branco I)	ALIANÇA	Hydroelectric	39.32%	240.00	155.00	94.36	60.94	8/29/2036
Amador Aguiar II (Capim Branco II)	ALIANÇA	Hydroelectric	39.32%	210.00	131.00	82.56	51.50	8/29/2036
Porto Estrela	ALIANÇA	Hydroelectric	30.00%	112.00	55.80	33.60	16.74	7/10/2032
Igarapava	ALIANÇA	Hydroelectric	23.69%	210.00	136.00	49.75	32.22	12/30/2028
Candonga	ALIANÇA	Hydroelectric	22.50%	140.00	64.50	31.50	14.51	1/0/1900
Santo Antônio	Santo Antônio Energia	Hydroelectric	18.13%	3,568.30	2,424.00	646.90	439.45	6/12/2046
Belo Monte	Norte Energia	Hydroelectric	12.77%	2,677.54	2,525.30	341.87	322.43	26/08/2045
Baguari	BAGUARI ENERGIA	Hydroelectric	34.00%	140.00	80.20	47.60	27.27	8/15/2041
Retiro Baixo	Retiro Baixo Energética	Hydroelectric	49.90%	82.00	38.50	40.92	19.21	8/25/2041
Cachoeirão	Hidrelétrica Cachoeirão	SHP	49.00%	27.00	16.37	13.23	8.02	7/25/2030
Pipoca	Hidrelétrica Pipoca	SHP	49.00%	20.00	11.90	9.80	5.83	9/10/2031
	Light Energia	Hydroelectric	43.33%	855.14	637.00	370.53	275.85
	Lightger	SHP	71.10%	25.00	19.53	17.77	13.89
	Renova Energia	Wind Farm	40.94%	386.10	191.30	158.09	78.33
	Renova Energia	SHP	40.94%	41.80	24.40	17.11	9.99
	Brasil PCH	SHPs	20.88%	291.00	192.68	60.77	40.23

Total				15,828.01	10,719.40	8,468.82	5,258.24

Generation: Annual Permitted Revenue (RAP)

Resolução Homologatoria ANEEL—n° 2.098/16*
Annual Permitted Revenue (RAP)	RAP	% Cemig	Cemig Consolidado	Cemig GT
Cemig GT	296,435,871	100.0%	296,435,871	296,435,871
Cemig Itajuba	37,434,741	100.0%	37,434,741	37,434,741
Centroeste	17,129,836	51.0%	8,736,216
Transirapé	29,201,132	24.5%	7,154,277
Transleste	40,172,135	25.0%	10,043,034
Transudeste	24,899,069	24.0%	5,975,777
Taesa		43.36%		842,485,180
ETEO	112,775,455	100.0%	48,899,295
ETAU	42,527,356	52.6%	9,696,352
NOVATRANS	512,214,141	100.0%	222,095,405
TSN	494,919,285	100.0%	214,596,377
GTESA	9,216,414	100.0%	3,996,225
PATESA	23,933,818	100.0%	10,377,673
Munirah	35,919,476	100.0%	15,574,639
Brasnorte	24,904,755	38.7%	4,175,252
São Gotardo	5,023,232	100.0%	2,178,067
Abengoa
NTE	151,048,516	100.0%	65,494,446
STE	80,334,482	100.0%	34,832,930
ATEI	146,729,702	100.0%	63,621,814
ATEII	226,671,244	100.0%	98,284,365
ATEIII	112,228,974	100.0%	48,662,341
TBE
EATE	422,269,558	50.0%	211,060,363
STC	41,521,642	40.0%	16,603,306
Lumitrans	26,206,259	40.0%	10,478,809
ENTE	221,643,644	50.0%	110,797,315
ERTE	49,750,421	50.0%	24,868,593
ETEP	96,563,389	50.0%	48,266,682
ECTE	79,722,528	19.1%	15,221,253
EBTE	44,400,267	74.5%	33,074,203
ESDE	12,639,916	50.0%	6,317,992
ETSE	21,581,574	19.1%	4,120,524
Light	8,803,216	32.6%	2,868,088

RAP TOTAL CEMIG			1,691,942,224	1,176,355,792

*	Receitas anuais permititidas com vigência entre 1° de julho de 2016 e 30 de junho de 2017.

FINANCIAL STATEMENTS SEPARATED BY OPERATIONAL SEGMENT

INFORMATION BY MARKET SEGMENT AT DECEMBER 31, 2016
Item	Electricity			Telecoms	Gas	Other	Eliminations	Total
R$ ’000	Generation	Transmission	Distribution
ASSETS OF THE SEGMENT	14,414,449	4,267,418	18,165,610	337,745	2,737,182	2,388,972	(275,523)	42,035,853
Additions to the segment	909,459	—	1,464,313	162,014	51,806	—	—	2,587,592
Additions to Financial Assets	2,216,888	53,823	—	—	—	—	—	2,270,711
Investments in subsidiaries and jointly-controlled entities	5,291,892	1,669,849	1,754,342	17,741	—	19,264	—	8,753,088
NET REVENUE	5,874,926	1,112,853	10,596,503	125,170	1,180,537	116,21	(233,543)	18,772,656
COST OF ELECTRICITY AND GAS
Electricity purchased for resale	(3,071,153)	—	(5,260,411)	—	—	(3)	58,656	(8,272,911)
Charges for use of the National Grid	(320,917)	(336)	(759,929)	—	—	—	133,703	(947,479)
Gas bought for resale	—	—	—	—	(877,118)	—	—	(877,118)

Operational costs, total	(3,392,070)	(336)	(6,020,340)	—	(877,118)	(3)	192,359	(10,097,508)
OPERATIONAL COSTS AND EXPENSES
Personnel	(271,462)	-111,07	(1,146,685)	(22,811)	(46,666)	(44,559)	—	(1,643,253)
Employees’ and managers’ profit shares	(585)	(208)	(9,790)	(640)	—	3,896	—	(7,327)
Post-retirement obligations	(54,387)	(22,647)	(230,630)	—	—	(36,895)	—	(344,559)
Materials	(11,248)	(2,845)	(41,820)	(94)	(1,858)	(122)	32	(57,955)
Outsourced services	-129,25	(30,354)	(673,823)	(22,997)	(15,987)	(31,881)	36,922	-867,37
Depreciation and amortization	(201,871)	—	(524,584)	(37,742)	(54,308)	(15,786)	—	(834,291)
Operational provisions (reversals)	(88,144)	(9,973)	(544,090)	(4,373)	—	(66,571)	—	(713,151)
Construction costs	—	(53,824)	(1,101,966)	—	(37,350)	—	—	(1,193,140)
Other operational expenses, net	(57,492)	(12,950)	(394,628)	10,740	(7,755)	313,406	4,230	(144,449)

Total cost of operation	(814,439)	(243,871)	(4,668,016)	(77,917)	(163,924)	121,488	41,184	(5,805,495)
OPERATIONAL COSTS AND EXPENSES	(4,206,509)	(244,207)	(10,688,356)	(77,917)	(1,041,042)	121,485	233,543	(15,903,003)
OPERATIONAL PROFIT BEFORE EQUITY GAINS (LOSSES) AND FINANCIAL REVENUE (EXPENSES)	1,668,417	868,646	(91,853)	47,253	139,495	237,695	—	2,869,653
Equity method gain (loss)	(447,714)	362,286	(180,464)	(31,424)	—	(4,528)	—	(301,844)
Adjustment for impairment of Investments	(762,691)	—	—	—	—	—	—	(762,691)
Fair value gain (loss) on stockholding transaction	—	—	—	—	—	—	—	—
Financial revenues	190,338	6,659	742,972	3,999	14,987	82,349	—	1,041,304
Financial expenses	(1,320,422)	(3,773)	(1,077,899)	(9,066)	(49,112)	(18,223)	—	(2,478,495)

PRE-TAX PROFIT	(672,072)	1,233,818	(607,244)	10,762	105,370	297,293	—	367,927
Income tax and Social Contribution tax	(24,269)	4,760	102,829	(5,929)	(7,680)	(102,884)	—	(33,173)

NET PROFIT (LOSS)	(696,341)	1,238,578	(504,415)	4,833	97,690	194,409	—	334,754

Interest of the controlling stockholders	(696,341)	1,238,578	(504,415)	4,833	97,270	194,409	—	334,334
Non-controlling stockholder	—	—	—	—	420	—	—	420
	(696,341)	1.238.578	(504,415)	4,833	97,690	194,409	—	334,754

Cemig D Tables (R$ million)

CEMIG D Market
	(GWh)			GW
Quarter	Captive Consumers	TUSD ENERGY1	T.E.D2	TUSD PICK3
1Q14	6,744	4,464	11,208	29
2Q14	6,646	4,485	11,132	29
3Q14	6,686	4,298	10,984	27
4Q14	6,935	4,201	11,136	29
1Q15	6,780	4,034	10,814	30
2Q15	6,371	3,896	10,268	28
3Q15	6,471	3,803	10,274	29
4Q15	6,850	3,937	10,787	28
1Q16	6,408	4,053	10,460	29
2Q16	6,711	4,497	11,208	29
3Q16	6,365	4,424	10,788	29
4Q16	6,402	4,409	10,811	30

1.	Refers to the quantity of electricity for calculation of the regulatory charges charged to free consumer clients (“Portion A”)
2.	Total electricity distributed
3.	Sum of the demand on w hich the TUSD is invoiced, according to demand contracted (“Portion B”).

Operating Revenues (consolidated)—CEMIG D

Values in million of Reais

Operating Revenues	4Q16	4Q15	Change%	2016	2015	Change%
Sales to end consumers	4,260	4,498	(5)	16,687	16,515	1
TUSD	367	296	24	1,741	1,500	16
CVA and Other financial components in tariff adjustment	(518)	397	—	(1,455)	1,704	—
Construction revenue	248	353	(30)	1,102	1,044	6
Updating of financial assets—Remuneration Assets Base (BRR)	1	293	(100)	8	576	(99)
Others	283	301	(6)	1,134	1,244	—

Subtotal	4,640	6,139	(24)	19,216	22,583	(15)

Deductions	(2,045)	(2,753)	(26)	(8,620)	(9,620)	(10)

Net Revenues	2,596	3,386	(23)	10,597	12,962	(18)

Operating Expenses (consolidated)—CEMIG D

Values in millions of reais

Operating Expenses	4Q16	4Q15	Change%	2016	2015	Change%
Personnel/Administrators/Councillors	295	316	(7)	1,147	1,000	15
Employees’ and managers’ profit shares	(17)	(48)	—	10	95	(90)
Forluz—Post-Retirement Employee Benefits	65	(4)	—	231	121	90
Materials	13	13	—	42	51	(17)
Contracted Services	201	199	1	674	697	(3)
Purchased Energy	1,403	1,619	(13)	5,260	6,993	(25)
Depreciation and Amortization	157	108	45	525	444	18
Operating Provisions	174	31	455	544	209	160
Charges for Use of Basic Transmission Network	154	183	(16)	760	813	(7)
Cost from Operation	248	353	(30)	1,102	1,044	6
Other Expenses	110	(20)	—	395	283	40

Total	2,801	2,751	2	10,688	11,749	(9)

Statement of Results (Consolidated)—CEMIG

Values in millions of reais

Statement of Results	4Q16	4Q15	Change%	2016	2015	Change%
Net Revenue	2,596	3,386	(23)	10,597	12,962	(18)
Operating Expenses	2,801	2,751	2	10,688	11,749	(9)
EBIT	(206)	635	(132)	(92)	1,213	—
EBITDA	(49)	743	—	433	1,657	(74)
Financial Result	(85)	(414)	79	(335)	(587)	43
Provision for Income Taxes, Social Cont &	80	(199)	—	103	(256)	—

Net Income	(211)	22	—	(324)	370	—

Cemig GT Tables (R$ million)

Operating Revenues (consolidated)—CEMIG GT

Values in million of Reais

Operating Revenues	4Q16	4Q15	Change%	2016	2015	Change%
Sales to end consumers	864	943	(8)	3,647	3,716	(2)
Supply	956	426	124	2,930	2,199	33
Gain on monetary updating of Concession Grant Fee	87	—	—	300	—	—
Transactions in the CCEE	15	535	(97)	152	2,356	(94)
Revenues from Trans. Network	111	97	14	410	339	21
Construction revenue	17	57	(70)	54	146	(63)
Transmission indemnity revenue	59	40	47	751	101	647
Others	16	12	30	37	26	43
Subtotal	2,126	2,111	1	8,281	8,883	(7)
Deductions	(410)	(386)	6	(1,472)	(1,506)	(2)

Net Revenues	1,716	1,725	(1)	6,809	7,377	(8)

Operating Expenses (consolidated)—CEMIG GT

Values in millions of reais

Operating Expenses	4Q16	4Q15	Change%	2016	2015	Change%
Personnel/Administrators/Councillors	98	97	1	379	335	13
Employees’ and managers’ profit shares	(5)	(17)	—	1	35	(98)
Forluz—Post-Retirement Employee Benefits	21	(7)	—	77	31	149
Materials	4	3	43	13	16	(15)
Raw Materials and Supplies Energy Production	0	2	—	0	84	—
Contracted Services	42	63	(33)	141	159	(12)
Depreciation and Amortization	41	51	(19)	183	253	(28)
Operating Reserves	30	50	(41)	93	106	(13)
Charges for Use of Basic Transmission Network	88	76	16	318	293	8
Purchased Energy	760	621	22	3,052	2,601	17
Construction Cost	17	57	(70)	54	146	(63)
Other Expenses	35	19	83	83	73	13

Total	1,132	1,015	12	4,393	4,134	6

Statement of Results (Consolidated)—CEMIG GT

Values in millions of reais

Statement of Results	4Q16	4Q15	Change%	2016	2015	Change%
Net Revenue	1,716	1,725	(1)	6,809	7,377	(8)
Operating Expenses	(1,132)	(1,015)	12	(4,393)	(4,134)	6
EBIT	584	710	(18)	2,416	3,244	(26)
Equity equivalence results	(292)	26	(1,203)	(448)	17	(2,774)
Fair value gain (loss) on stockholding transaction	—	—	—	—	729	—
Adjustment for impairment of Investments	(763)	—	—	(763)	—	—
EBITDA	(430)	787	(155)	1,389	4,243	(67)
Financial Result	(268)	(167)	(60)	(1,142)	(785)	(45)
Provision for Income Taxes, Social Cont & Deferred Income Tax	274	(104)	—	7	(888)	—

Net Income	(465)	465	(200)	70	1,587	(97)

Cemig Tables (R$ million)

Energy Sales (Consolidated)

Energy Sales (Consolidated)(GWh)	4Q16	4Q15	Change%	2016	2015	Change%
Residential	2,510	2,517	—	9,916	9,830	1
Industrial	4,953	5,685	(13)	19,494	22,969	(15)
Commercial	1,665	1,691	(2)	6,573	6,434	2
Rural	875	907	(4)	3,575	3,380	6
Others	885	879	1	3,488	3,422	2
Subtotal	10,888	11,679	(7)	43,046	46,035	(6)
Own Consumption	10	10	—	37	38	(1)
Supply	3,695	1,880	97	12,508	10,831	15

TOTAL	14,593	13,568	8	55,592	56,904	(2)

Energy Sales	4Q16	4Q15	Δ%	2016	2015	Δ%
Residential	2,000	1,994	—	7,819	7,298	7
Industrial	1,353	1,500	(10)	5,396	5,781	(7)
Commercial	1,089	1,085	—	4,359	3,956	10
Rural	390	399	(2)	1,463	1,407	4
Others	414	446	(7)	1,620	1,621	(0)
Electricity sold to final consumers	5,247	5,424	(3)	20,657	20,062	3
Unbilled Supply, Net	39	65	(40)	60	106	(44)
Supply	829	439	89	2,713	2,358	15

TOTAL	6,114	5,928	3	23,430	22,526	4

Operating Revenues (consolidated)

Values in million of Reais

Operating Revenues	4Q16	4Q15	Change%	2016	2015	Change%
Sales to end consumers	5,153	5,464	(6)	20,458	20,319	1
TUSD	357	288	24	1,705	1,465	16
Supply	961	464	107	2,972	2,208	35
Transactions in the CCEE	22	539	(96)	161	2,425	(93)
CVA and Other financial components in tariff adjustment	(518)	397	—	(1,455)	1,704	(185)
Gain on monetary updating of Concession Grant Fee	87	—	—	300	—	—
Revenues from Trans. Network	84	76	10	312	261	19
Construction revenue	275	472	(42)	1,193	1,252	(5)
Gas supply	407	401	2	1,444	1,667	(13)
Transmission Indemnity Revenue	59	40	47	751	101	647
Others	348	943	(63)	1,429	2,017	(29)
Subtotal	7,235	9,084	(20)	29,269	33,417	(12)
Deductions	(2,563)	(3,242)	(21)	(10,497)	(11,549)	(9)

Net Revenues	4,673	5,842	(20)	18,773	21,868	(14)

Operating Expenses (consolidated)

Values in R$ million

Operating Expenses	4Q16	4Q15	Δ%	2016	2015	Δ%
Personnel/Administrators/Councillors	426	448	(5)	1,643	1,435	15
Employees’ and managers’ profit shares	(23)	(70)	—	7	137	(95)
Forluz - Post-Retirement Employee Benefits	96	(17)	(671)	345	156	121
Materials	17	17	2	58	70	(17)
Raw materials and inputs for production of electricity	—	2	—	—	84	—
Contracted Services	266	282	(6)	867	899	(4)
Purchased Energy	2,146	2,274	(6)	8,273	9,542	(13)
Depreciation and Amortization	233	206	13	834	835	(0)
Operating Provisions	(10)	977	(101)	704	1,401	(50)
Charges for Use of Basic Transmission Network	206	231	(11)	947	999	(5)
Gas bought for resale	254	261	(3)	877	1,051	(17)
Cost from Operation	275	472	(42)	1,193	1,252	(5)
Other Expenses	(219)	20	(1,221)	154	427	(64)

TOTAL	3,667	5,103	(28)	15,903	18,288	(13)

Financial Result Breakdown

Values in millions of reais

Financial Result Breakdown	4Q16	4Q15	A%	2016	2015	A%
Financial revenues	206	306	(33)	1,041	864	21
Revenue from cash investments	97	91	7	317	251	26
Arrears penalty payments on electricity bills	65	72	(10)	277	230	21
Exchange rate	6	(63)	—	62	76	(19)
Monetary updating	48	233	(79)	152	248	(39)
Monetary updating—CVA	(3)	12	—	204	68	200
Taxes applied to Financial Revenue	(34)	(66)	(49)	(88)	(84)	4
Other	27	28	(3)	117	75	56
Financial expenses	(590)	(559)	6	(2,478)	(2,204)	12
Costs of loans and financings	(496)	(384)	29	(1,928)	(1,386)	39
Exchange rate	(16)	(8)	90	(35)	(172)	(79)
Monetary updating—loans and financings	(13)	(108)	(88)	(245)	(387)	(37)
Monetary updating—paid concessions	(0)	(2)	—	(3)	(11)	(69)
obligations	(16)	(31)	(49)	(103)	(129)	(20)
Other	(49)	(25)	97	(163)	(120)	36

Financial revenue (expenses)	(384)	(252)	(52)	(1,437)	(1,341)	(7)

Statement of Results (Consolidated)

Values in millions of reais

Statement of Results	4Q16	4Q15	a%	2016	2015	a%
Net Revenue	4,673	5,842	(20)	18,773	21,868	(14)
Operating Expenses	3,667	5,103	(28)	15,903	18,288	(13)
EBIT	1,005	740	36	2,870	3,580	(20)
Equity gain in subsidiaries	(349)	133	(362)	(302)	393	(177)
Adjustment for impairment of Investments	(763)	—	—	(763)	—	—
Gain on stockholding reorganization	—	—	—	—	729	—
Depreciation and Amortization	233	206	13	834	835	—
EBITDA	127	1,080	(88)	2,638	5,538	(52)
Financial Result	(384)	(252)	(52)	(1,437)	(1,341)	(7)
Income Tax	191	(55)	(450)	(33)	(893)	(96)

Net Income	(299)	566	(153)	335	2,469	(86)

Cash Flow Statement (consolidated)

Values in million of Reais

Cash Flow Statement	2016	2015	Change%
Cash at beginning of period	925	887	4
Cash generated by operations	1,213	3,007	(60)
Net profit	335	2,469	(86)
Current and deferred income tax and Social Contribution tax	33	893	(96)
Depreciation and amortization	834	835	—
Gain on the Alianga stockholding reorganization	—	(729)	—
Passthrough from CDE	1,796	(175)	—
Equity gain (loss) in subsidiaries	302	(393)	177
Provisions (reversals) for operational losses	704	1,401	(50)
Dividends received from equity holdings	683	487	40
Interest paid on loans and financings	(2,369)	(1,331)	78
Financial assets of the concession	(1,941)	10	—
Other adjustments	837	(459)	282
Financing activities	(529)	247	314
Financings obtained and capital increase	5,737	5,739	—
Interest on Equity, and dividends	(675)	(796)	(15)
Payments of loans and financings	(5,592)	(4,696)	19
Investment activity	(614)	(3,217)	(81)
Securities—Financial Investment	1,401	(1,499)	(81)
Acquisition / Disposal of ownership interest and future capital commitments	(506)	(490)	3
Financial assets	—	(146)	—
Fixed and Intangible assets	(1,508)	(1,082)	39
Cash at end of period	995	925	8

Total Cash	2,040	3,435

Values in millions of reais

BALANCE SHEETS (CONSOLIDATED)—ASSETS	2016	2015
CURRENT	8,285	9,377
Cash and cash equivalents	995	925
Securities	1,014	2,427
Consumers and traders	3,425	3,764
Financial assets of the concession	730	874
Tax offsetable	236	175
Income tax and Social Contribution tax recoverable	590	306
Dividends receivable	11	62
Linked funds	367	—
Inventories	49	37
Passthrough from CDE (Energy Development Account)	64	72
Other credits	803	735
NON-CURRENT	33,750	31,480
Securities	31	84
Consumers and traders	146	134
Tax offsetable	178	258
Income tax and Social Contribution tax recoverable	112	206
Deferred income tax and Social Contribution tax	1,797	1,498
Escrow deposits in legal actions	1,887	1,813
Other credits	1,279	868
Financial assets of the concession	4,971	2,660
Investments	8,753	9,745
PP&E	3,775	3,940
Intangible assets	10,820	10,275

TOTAL ASSETS	42,036	40,857

Values in millions of reais

BALANCE SHEETS LIABILITIES AND SHAREHOLDERS’ EQUITY	2016	2015
CURRENT	11,447	13,074
Suppliers	1,940	1,901
Regulatory charges	381	517
Profit shares	18	114
Taxes	794	740
Income tax and Social Contribution tax	27	11
Interest on Equity, and dividends, payable	467	1,307
Loans and financings	4,837	6,300
Payroll and related charges	225	221
Post-retirement liabilities	199	167
Financial liabilities of the concession	482	—
Provisions for losses on investments	1,150	1,245
Other obligations	930	551
NON-CURRENT	17,654	14,795
Regulatory charges	455	226
Loans and financings	10,342	8,866
Taxes	724	740
Income tax and Social Contribution tax	582	689
Provisions	815	755
Post-retirement liabilities	4,043	3,086
Provisions for losses on investments	323	—
Other obligations	370	433
STOCKHOLDERS’ EQUITY	12,930	12,984
Share capital	6,294	6,294
Capital reserves	1,925	1,925
Profit reserves	5,200	4,663
Adjustments to Stockholders’ equity	(488)	102
Retained earnings	—	—
NON- CONTROLLING STOCKHOLDERS EQUITY	4	4

TOTAL LIABILITIES	42,036	40,857

4. SUMMARY OF MINUTES OF THE 607TH MEETING OF THE BOARD OF DIRECTORS HELD ON SEPTEMBER 25, 2014

COMPANHIA ENERGÉTICA DE MINAS GERAIS –

CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

SUMMARY OF MINUTES

OF THE

607TH MEETING

Date, time and place:	September 25, 2014 at 8.30 a.m. at the company’s head office, Av. Barbacena 1200, 21st floor, Belo Horizonte, Minas Gerais, Brazil.

Meeting Committee:	Chair: Djalma Bastos de Morais; Secretary: Anamaria Pugedo Frade Barros.

Summary of proceedings:

I	Conflict of interest: The Board Members listed below stated that they had no conflict of interest with the matters on the agenda of the meeting.

II	The Board approved:

a)	Alteration of the Internal Regulations of this Board of Directors.

b)	Subscription by Cemig GT of eighty seven million one hundred eighty six thousand thirty five common shares in Renova, by September 29, 2014.

c)	Signature by Cemig GT of the Term of Assent to the Stockholders’ Agreement of Renova Energia S.A. (Renova), between RR Participações S.A. (‘RR’), Ricardo Lopes Delneri, Renato do Amaral Figueiredo, Light Energia S.A., Light S.A. and BNDES Participações S.A. (‘BNDESPar’).

d)	The minutes of this meeting.

III	The Board ratified the transfer of eight hundred ten million one hundred twenty eight thousand six hundred fifty four Reais and fifty six centavos by Cemig GT to Renova as an Advance against Future Capital Increase.

IV	Comment: The Chair spoke on subjects of interest to the Company.

The following were present:

Board members:	Djalma Bastos de Morais, Arcângelo Eustáquio Torres Queiroz, Guy Maria Villela Paschoal, João Camilo Penna, Joaquim Francisco de Castro Neto, José Pais Rangel,	Tadeu Barreto Guimarães, Wando Pereira Borges, Bruno Magalhães Menicucci, José Augusto Gomes Campos, Marina Rosenthal Rocha, Newton Brandão Ferraz Ramos, Tarcísio Augusto Carneiro;

Secretary:	Anamaria Pugedo Frade Barros.

(Signed) Anamaria Pugedo Frade Barros

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

5. SUMMARY OF MINUTES OF THE 612TH MEETING OF THE BOARD OF DIRECTORS HELD ON NOVEMBER 6, 2014

COMPANHIA ENERGÉTICA DE MINAS GERAIS –

CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

SUMMARY OF MINUTES

OF THE

612ND MEETING

Date, time and place:	Opened November 6, 2014, at 8h30 a.m.; resumed at 4 p.m., and closed, on November 7, 2014; at the head office, Av. Barbacena 1200, 21st floor, Belo Horizonte, Minas Gerais, Brazil.

Meeting Committee:	Chair: Djalma Bastos de Morais; Secretary: Anamaria Pugedo Frade Barros.

Summary of proceedings:

I	Conflict of interest: The undersigned Board Members stated that they had no conflict of interest with the matters on the agenda of the meeting, except the Board Members

Paulo Sérgio Machado Ribeiro and Leonardo Maurício Colombini Lima,

who stated conflict of interest in relation to:

Signature of a mutual cooperation working agreement for

secondment of an employee to the Minas Gerais state government.

These members withdrew from the meeting room while this matter was presented and debated, and returned after it had been considered.

II	Resignation: The Chair reported the resignation of Mr. Fuad Jorge Noman Filho as a sitting member of the Board of Directors, as from November 5, 2014, as per a letter in the Company’s possession.

III	The Board approved:

a)	The proposal, by the Board member Lauro Sérgio Vasconcelos David, that the members of the Board of Directors should authorize their Chair to call an Extraordinary General Meeting of Stockholders to be held on December 2, 2014 at 11 a.m. for decision on exceeding a financial ratio stated in the by-laws, and in the absence of a quorum to make second convocation, within the legal period.

b)	The Expansion Project for expansion of the installed capacity of the Paraúna, Poço Fundo and Salto do Paraopeba Small Hydro Plants.

c)	The minutes of this meeting.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

IV	The Board authorized:

a)	Reduction in the share capital of Usina Térmica Ipatinga S.A. (‘Ipatinga’) by fourteen million Reais, and consequent reduction in the number of nominal common shares without par value to one hundred and seventy four thousand two hundred and eighty one, with the consequent alteration in drafting of the head paragraph of Clause 5 of the by-laws of that company.

b)	Exceeding, in 2014, of the limit specified in clause ‘b’ of §7 of Clause 11 of the by-laws, up to a limit of 45.7%.

c)	Opening of Administrative Proceedings for Tender, in the Price Registry System, and contracting of an insurance company, for supply of Legal Guarantee Insurance, for twenty four months, able to be extended, the maximum total period to be sixty months; and signature of the corresponding Counter-guarantee Agreement for each policy that is issued.

d)	Filing of one or more legal actions against the federal government (as necessary) to challenge maintenance of the requirement for the additional 10% FGTS Fund contribution; with application for suspension of enforceability of the amounts involved, through interim / provisional revenue with or without escrow deposit, and recovery of the amounts paid under this heading over the period January 2010 to December 2012, as awarded by the judgment.

e)	Opening of Administrative Tender Proceedings, and contracting through a single legal instrument, of the services of implementation and management of a corporate credit card, for payment of travel expenses, such as accommodation, food, air and land transport, and other items, for thirty six months, able to be extended to a maximum total period sixty months, for:

Cemig, Cemig GT, Cemig D, Cemig Telecomunicações S.A., Axxiom Soluções Tecnológicas S.A., Efficientia S.A., Rosal Energia S.A., Sá Carvalho S.A., Cemig Trading S.A., Cemig Comercializadora de Energia Incentivada S.A. and Empresa de Serviços de Comercialização de Energia Elétrica S.A.

f)	Injection of capital into SPE Zeus, in the amount of five hundred and eighty seven thousand eight hundred and sixty Reais, estimated in nominal terms up to 2018.

V	The Board declared extraordinary dividends of R$ 1,100,000,000.00, using the Profit Reserve under the by-laws, payable to stockholders whose names are on the Company’s Nominal Share registry on November 7, 2014, to be paid on December 19, 2014, the Executive Board to obey these dates and to decide places and processes of payment, in accordance with availability of cash.

VI	The Board submitted to the Extraordinary General Meeting of Stockholders that decides on the composition of the Board of Directors as a result of the resignation of Mr. Fuad Jorge Noman Filho, a proposal that the representatives of Cemig in the Extraordinary General Meetings of Stockholders of Cemig Distribuição S.A. and of Cemig Geração e Transmissão S.A. to be held on the same date should vote in favor of change in the composition of the Board of Directors, if there has been any change in the composition of the Board of Directors of Cemig.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

VII	The Board oriented the representatives of the Company to vote in favor of the agenda in the Extraordinary General Meetings of Stockholders of:

a)	Ipatinga, on reduction of its share capital and consequent reduction in the number of its common shares, as per sub-item ‘a’ of item IV, above; and

b)	SPE Zeus, on the increase in its share capital as per sub-item ‘f’ of item IV, above.

VIII	The Board proposed to the Extraordinary General Meeting of Stockholders authorization for the limit stated in sub-clause ‘d’ of §7 of Article 11 of the by-laws to be exceeded in 2014, up to a limit of 84.6% of Ebitda (profit before interest, tax depreciation and amortization).

IX	The Board ratified the signature of the Mutual Cooperation Agreement with the Minas Gerais State government for secondment of the employee Raimundo Benoni Franco, to the North and Northeast Development and Integration Secretariat, from April 4, 2014 to January 31, 2015, expense to be paid by the State Government.

X	The Board re-ratified Board Spending Decision (CRCA) 066/2014, altering the real Internal Rate of Return on the Zeus Project, the other provisions of that CRCA remaining unchanged.

XI	Comment: The following spoke on subjects and business of interest to the Company:

The Chair;
Chief Officer:	Luiz Fernando Rolla,	Fernando Henrique Schüffner Neto;
General Managers:	Wagner Delgado Costa Reis;
Manager:	João José Magalhães Soares;

The following were present:

Board members:

Djalma Bastos de Morais,

Arcângelo Eustáquio Torres Queiroz,

Eduardo Borges de Andrade,

Guy Maria Villela Paschoal,

João Camilo Penna,

Joaquim Francisco de Castro Neto,

José Pais Rangel,

Saulo Alves Pereira Junior,

Tadeu Barreto Guimarães,

Wando Pereira Borges,

Luiz Augusto de Barros,

Bruno Magalhães Menicucci,

Marina Rosenthal Rocha,

Newton Brandão Ferraz Ramos,

Paulo Sérgio Machado Ribeiro,

Flávio Miarelli Piedade,

Franklin Moreira Gonçalves,

José Augusto Gomes Campos,

Lauro Sérgio Vasconcelos David,

Leonardo Maurício Colombini Lima,

Marco Antonio Rodrigues da Cunha,

Tarcísio Augusto Carneiro;

Audit Board:	Bruno Gonçalves Siqueira;	Fernando Henrique Schüffner Neto;

Chief Officers:	Luiz Fernando Rolla;

Manager:	João José Magalhães Soares;

Secretary:	Anamaria Pugedo Frade Barros.

(Signed) Anamaria Pugedo Frade Barros

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

6. SUMMARY OF MINUTES OF THE 625TH MEETING OF THE BOARD OF DIRECTORS HELD ON FEBRUARY 11, 2015

COMPANHIA ENERGÉTICA DE MINAS GERAIS –

CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

SUMMARY OF MINUTES

OF THE

625TH MEETING

Date, time and place:	February 11, 2015 at 8.30 a.m. at the company’s head office, Av. Barbacena 1200, 21st floor, Belo Horizonte, Minas Gerais, Brazil.

Meeting Committee:	Chair: José Afonso Bicalho Beltrão da Silva; Secretary: Anamaria Pugedo Frade Barros.

Summary of proceedings:

I	Conflict of interest: The board members listed below said they had no conflict of interest in the matters on the agenda of this meeting.

II	The Board approved:

a)	The calendar for the Board’s meetings in 2015.

b)	Changes in the composition of the Committees of the Board of Directors.

c)	The proposal of the Board member Tarcísio Augusto Carneiro, that the members of the Board of Directors should authorize their Chair to call an Extraordinary General Meeting of Stockholders to be held on 27-02-2015 at 11 a.m., to deal with the restructuring of Cemig Capim Branco Energia S.A. (Capim Branco), referred to below.

d)	The minutes of this meeting.

III	The Board submitted a proposal to the Extraordinary General Meeting of Stockholders for:

1)	Ratification of the appointment of the experts

Flávio de Almeida Araújo	CRC/MG 86861,
Leonardo Felipe Mesquita,	CRC/MG 85260, and
Leonardo George de Magalhães,	CRC/MG 53140,

to provide a valuation, under and for the purposes of Article 8 of Law 6404/1976, of the Stockholders’ equity of Capim Branco.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

2)	Approval of the Valuation Opinion that provides the valuation of the Stockholders’ equity of Capim Branco, at book value, on base date January 31, 2015, as referred to in the previous item.

3)	Authorization for Capim Branco to be absorbed by Cemig GT, and subsequently dissolved.

4)	Orientation of vote of the representative(s) of the Company in the Extraordinary General Meeting of Cemig GT in favor of:

a)	authorization of signature, by Cemig GT and Capim Branco, of the Protocol of Absorption and Justification, to specify the terms and conditions that will govern the absorption of Capim Branco by Cemig GT.

b)	Ratification of the appointment of three experts for evaluation, for the purposes of Article 8 of Law 6404/1976, of the Stockholders’ equity of Capim Branco.

c)	Approval of the Valuation Opinion that provides the valuation of the Stockholders’ equity of Capim Branco, at book value, on base date January 31, 2015, as referred to in the previous item.

d)	Authorization, verification and approval of an increase in the share capital of Cemig GT, to R$ 1,837,710,409.94 (one billion eight hundred thirty seven million seven hundred ten thousand four hundred nine Reais and ninety four centavos), without issue of new shares, represented by two billion eight hundred ninety six million seven hundred eighty five thousand three hundred fifty eight nominal common shares without par value, and consequent alteration of the head paragraph of Article 5 of the by-laws of Cemig GT.

e)	Authorization for Capim Branco to be absorbed by Cemig GT, and subsequently dissolved.

f)	Authorization for Cemig GT to become successor of Capim Branco in all its rights and obligations, for all and any purposes of law or otherwise.

g)	Authorization for the transfer to Cemig GT, by absorption, of all the establishments, tangible and intangible assets and goods, inventories, real estate property, credits, assets, rights, stockholdings, contracts, obligations, liabilities, tax books and tax invoices, controls, records, accounting, documents, systems and information of Capim Branco.

IV	The Board oriented the vote of the representative(s) of the Company, in the Extraordinary General Meeting of Cemig GT, in favor of:

a)	authorization of signature, by Cemig GT and Capim Branco, of the Protocol of Absorption and Justification, to specify the terms and conditions that will govern the absorption of Capim Branco by Cemig GT;

b)	Ratification of the appointment of the said experts for evaluation, for the purposes of Article 8 of Law 6404/1976, of the Stockholders’ equity of Capim Branco.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

c)	Approval of the Valuation Opinion providing valuation of the Stockholders’ equity of Capim Branco, at book value, on base date January 31, 2015, as referred to in the item above.

d)	Authorization for Capim Branco to be absorbed by Cemig GT, and subsequently dissolved.

e)	Authorization for Cemig GT to be successor of Capim Branco, in all its rights and obligations, entirely and for all purposes of law.

f)	Authorization for the transfer to Cemig GT, by absorption, of all the establishments, tangible and intangible assets and goods, inventories, real estate property, credits, assets, rights, stockholdings, contracts, obligations, liabilities, tax books and tax invoices, controls, records, accounting, documents, systems and information of Capim Branco.

g)	Authorization for the Directors of Capim Branco to effect all the acts necessary for the absorption, including: subscription of the capital increase in Cemig GT, and broad powers to make such records, transcriptions, property registrations, statements or communications as are necessary to effect and complete the absorption.

V	The Chair reported a need to correct personal details in the descriptions of Chief Officers elected at the 624th meeting, on January 22, 2015, due to typing errors, as follows:

Identity Card Number
		Erroneously typed	Correct typing

Chief Trading Officer	Evandro Leite Vasconcelos	29657-CREA-MG	29657D-CREA-MG

Chief Corporate Management Officer	Márcio Lúcio Serrano	M575778-SSPMG	M575788-SSPMG

VI Comment: The following spoke on subjects of interest to the Company:

The Chair:
Board members:	Eduardo Borges de Andrade, Saulo Alves Pereira Junior,	Mauro Borges Lemos, José Pais Rangel;
General Manager:	Leonardo George de Magalhães;

The following were present:

Board members:

José Afonso Bicalho Beltrão da Silva,

Mauro Borges Lemos,

Allan Kardec de Melo Ferreira,

Arcângelo Eustáquio Torres Queiroz,

Eduardo Borges de Andrade,

Helvécio Miranda Magalhães Junior,

José Pais Rangel,

Marco Antônio de Rezende Teixeira,

Marco Antônio Soares da Cunha
Castello Branco,

Guy Maria Villela Paschoal,

Otávio Marques de Azevedo,

Paulo Roberto Reckziegel Guedes,

Saulo Alves Pereira Junior,

Carlos Fernando da Silveira Vianna,

Newton Brandão Ferraz Ramos,

Ana Silvia Corso Matte

Antônio Dirceu Araujo Xavier,

Bruno Magalhães Menicucci,

Bruno Westin Prado Soares Leal,

Flávio Miarelli Piedade,

José Augusto Gomes Campos,

Luiz Guilherme Piva,

Marina Rosenthal Rocha,

Ricardo Wagner Righi de Toledo,

Tarcísio Augusto Carneiro,

Wieland Silberschneider;

Audit Board:	Bruno Gonçalves Siqueira;

General Manager:	Leonardo George de Magalhães;

Secretary:	Anamaria Pugedo Frade Barros.

(Signed) Anamaria Pugedo Frade Barros

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

7. MATERIAL ANNOUNCEMENT DATED MARCH 28, 2017: LIGHT—DELIBERATIONS OF THE BOARD OF DIRECTORS

COMPANHIA ENERGÉTICA DE MINAS GERAIS –CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

Cemig (Companhia Energética de Minas Gerais), a listed company traded on the stock exchanges of São Paulo, New York and Madrid, in accordance with CVM Instruction 358 of January 3, 2002, as amended, hereby informs the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (BM&F Bovespa S.A.) and the market in general, as follows:

Today the Cemig affiliated company Light S.A., filed the following Material Announcement:

“ Light S.A. (BM&FBovespa: LIGT3), a corporation (sociedade anônima) with its headquarters in the city of Rio de Janeiro, State of Rio de Janeiro, Av. Marechal Floriano, 168, enrolled under corporate taxpayer’s identification (CNPJ/MF) No. 03.378.521/0001-75 (“Company” or “Light”), in compliance with the provisions of Instruction No. 358, dated January 3, 2002, as amended, of the Brazilian Securities Commission (“CVM”), hereby informs its shareholders and the market in general that (i) on this date, its Board of Directors approved the call for an Extraordinary General Meeting of the Company (“AGE”) to resolve on changes in Light’s bylaws (“Statutory Reform”); and (ii) it is considering a primary public offering of its shares with restricted selling efforts, in Brazil, under the rules of Instruction CVM No. 476, dated January 16, 2009, as amended and internationally, to qualified institutional investors in the United States and to investors who are deemed to be non-residents or non-domiciled in the United States of America, pursuant to Rule 144A and Regulation S, under the U.S. Securities Act of 1933, as amended (the “Securities Act”) (“Offering”), which may also have a secondary portion with the possible participation of Company shareholders.

Detailed information on the Statutory Reform proposal will be included in the call notice of the AGE, the Manual for Participation of Shareholders in the AGE and its annexes, which will be made available, when AGE is convened.

With regarding to the Offering, it is worth noting that any potential public offering is subject to the prevailing conditions of the Brazilian and international capital markets, regulatory approvals, as applicable, and the Company and the selling shareholders obtaining the requisite corporate approvals. Additionally, any eventual future equity offering will be conducted in accordance with applicable laws and regulation.

This material fact is not intended for publication or distribution, directly or indirectly, in or into the United States and does not constitute an offer of securities for sale in the United States. The securities mentioned in this material fact have not been and will not be registered under the Securities Act, or any state securities laws, and they may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

On this date, there is no public offer of securities of the Company being conducted in Brazil or in the United States.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

There shall not be any sale of the securities to be sold in the offering in any state or jurisdiction, including in Brazil or the United States, in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

This Material Fact is intended to be merely informative and under no circumstances shall be construed as, nor configure, an investment recommendation or offer to sell, or a solicitation or offer to buy, any security issued by the Company in Brazil, including its shares.

The Company will keep its shareholders and the market in general informed about any public offering of shares, pursuant to the applicable regulations.”

Cemig will keep its stockholders and the market duly informed on all new information related to this subject.

Belo Horizonte, March 28, 2017

Adézio de Almeida Lima

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

8. MATERIAL ANNOUNCEMENT DATED APRIL 18, 2017: RENOVA SIGNS CONTRACT FOR SALE OF ALTO SERTÃO II WIND COMPLEX

COMPANHIA ENERGÉTICA DE MINAS GERAIS CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

Renova signs contract for sale of Alto Sertão II wind complex

In continuation of the reports in Material Announcements published on January 13 and 20, 2017, and in accordance with CVM Instruction 358 of January 3, 2002, as amended, Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, hereby reports to the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (BM&F Bovespa S.A.) and the market in general, as follows:

Today (April 18, 2017) a share purchase agreement was signed for sale of the Alto Sertão II Wind Farm Complex. The parties to the agreement are Cemig’s affiliated company Renova Energia S.A. (‘Renova’), Renovapar S.A. and AES Tietê Energia S.A., with Nova Energia Holding S.A. as consenting party.

Further details are in the following Material Announcement issued today by Renova:

“ In continuation of the reports in its Material Announcements published on January 12 and 20, 2017, and Market Notices of January 13 and April 13, 2017, Renova Energia S.A. (RNEW11) (‘Renova’), in accordance with CVM Instruction 358 of January 3, 2002, as amended, hereby informs is stockholders and the market as follows:

Today (April 18, 2017) Renova, Renovapar S.A. and AES Tietê Energia S.A., with Nova Energia Holding S.A. (‘Nova Energia’) as consenting party, signed the Agreement for Sale of Shareholding Interests in the Alto Sertão II Wind Farm Complex (‘the Agreement’). Under the agreement AES undertakes to acquire 100% of the shares of Nova Energia for R$ 600.0 million (six hundred million Reais)(‘the Transaction’).

Nova Energia controls the sub-holding company Renova Eólica Participações S.A., which owns 100% of the 15 special-purpose companies which comprise the Alto Sertão II Wind Power Complex.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

The total value of the Transaction has the potential to reach R$ 700.0 million (seven hundred million Reais) by earn-out – with half of this amount, that is to say up to R$ 50 million (fifty million Reais), to be retained in an escrow account with release conditional upon performance of the Alto Sertão II Complex after a period of five years from the date of completion of the Transaction.

(The figure of R$ 650 million mentioned in the Material Announcement published on January 13, 2017 referred to the sum of the R$ 600.0 million to be paid for the acquisition and the amount of R$ 50 million referred to.)

Completion of the Transaction is subject to certain conditions precedent stated in the Agreement, including approval by government bodies and creditors.

Renova’s management emphasizes that the Transaction is aligned to its new Directional Strategy, the goals of which are: (i) restoration of the balance of its capital structure; and (ii) sustainability of the business in the long term.

Please contact Renova for any discussion of further aspects of the Transaction. ”

Cemig will keep stockholders and the market timely and appropriately informed on the progress of this matter.

Belo Horizonte, April 18, 2017.

Adézio de Almeida Lima

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

9. MATERIAL ANNOUNCEMENT DATED MARCH 22, 2017: JAGUARA PLANT: INTERIM INJUNCTION IN SUPREME COURT PROVISIONAL REMEDY ACTION NO. 3,980 REVOKED

COMPANHIA ENERGÉTICA DE MINAS GERAIS –CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

Jaguara Plant: Interim injunction in

Supreme Court Provisional Remedy Action 3980 revoked

Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, in accordance with CVM Instruction 358 of January 3, 2002, as amended, hereby informs the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (BM&F Bovespa S.A.) and the market in general as follows:

The interim injunction given in Action for Provisional Remedy No. 3980/DF has been lifted.

Action for Provisional Remedy 3980 was brought by Cemig’s wholly-owned subsidiary Cemig GT (Cemig Geração e Transmissão S.A.) against the federal government in the Federal Supreme Court (STF).

In Action 3980 Cemig GT applied for suspension, until final judgment of the ordinary appeal before the Federal Supreme Court (STF), of the effects of the judgment by the First Section of the Higher Appeal Court (STJ) given in Application for Mandamus No. 20.432/DF.

The judgment in case 20.432 had denied award of an order to maintain Cemig GT in possession of the concession for the Jaguara Hydroelectric Plant under the initial terms of Concession contract 007/97.

On March 21, 2017 the STF website giving the updated position in legal actions stated:

“the interim remedy previously given has been revoked, with issue of an order to submit the case to the Procurator-General of the Republic, for statement of opinion on Application for Mandamus No. 34.203.”

Cemig will keep its stockholders and the market timely and appropriately informed on the progress of this case.

Belo Horizonte, March 22, 2017.

Adézio de Almeida Lima

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

10. MATERIAL ANNOUNCEMENT DATED MARCH 29, 2017: MIRANDA PLANT INJUNCTION LIFTED

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

Miranda Plant injunction lifted

Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, in accordance with CVM Instruction 358 of January 3, 2002, as amended, hereby reports to the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (BM&F Bovespa S.A.) and the market in general as follows:

The interim remedy (injunction) given in Application for Mandamus No. 23.042/DF, currently before Brazil’s Higher Appeal Court (‘STJ’), brought by Cemig’s wholly-owned subsidiary Cemig Geração e Transmissão S.A. (‘Cemig GT’), for annulment of the decision by the Mining and Energy Ministry (‘MME’) which, by a Dispatch published on October 26, 2016, refused, on merits, the request by Cemig GT for ratification of the extension of its concession for the Miranda Hydroelectric Plant under its Concession Contract, No. 007/97, has been revoked.

The case update on the website of the STJ on March 29, 2017, and STJ Certificate 1810430 (generated at 11.40 a.m. on March 29, 2017), state:

“... The prior decision dated December 21, 2016, on pages 735–739, is revoked and the interim relief applied for is refused. The application for an order of mandamus, and the Interlocutory Injunction, on pages 759–812, will be considered at a later date”.

Cemig will keep its stockholders and the market timely and appropriately informed on the progress of this case.

Belo Horizonte, March 29, 2017.

Adézio de Almeida Lima

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

11. MATERIAL ANNOUNCEMENT DATED MARCH 29, 2017: SÃO SIMÃO INJUNCTION LIFTED; CEMIG CONTINUES TO OPERATE PLANT

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

São Simão injunction lifted; Cemig continues to operate plant

Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, in accordance with CVM Instruction 358 of January 3, 2002, as amended, hereby reports to the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (BM&F Bovespa S.A.) and the market in general as follows:

The interim remedy (injunction) given in Application for Mandamus No. 21.465/DF, currently before Brazil’s Higher Appeal Court (‘STJ’), brought by Cemig’s wholly-owned subsidiary Cemig Geração e Transmissão S.A. (‘Cemig GT’), for annulment of the decision by the Mining and Energy Ministry (‘MME’) which, by a Dispatch of August 29, 2014, refused, on merits, the request by Cemig GT for ratification of the extension of its concession contract (No. 007/97) for operation of the São Simão Hydroelectric Plant, has been revoked.

The case update on the website of the STJ on March 28, 2017 (copied at 9.03 p.m.) states:

“... In an application for reconsideration, this court has repealed the interim remedy given. The lifting of the order does not result in immediate cessation of the services provided by the concession holder (Appellee), which may continue to provide those services until – in the event that it is not the winner in a future, possible, bid proceeding – another concession holder is able to take them over.”

Cemig will keep its stockholders and the market timely and appropriately informed on the progress of this case.

Belo Horizonte, March 29, 2017.

Adézio de Almeida Lima

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

12. CONVOCATION AND PROPOSAL OF ORDINARY AND EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS DATED APRIL 11, 2017 TO BE HELD ON MAY 12, 2017

PROPOSAL

BY THE BOARD OF DIRECTORS

TO THE

ORDINARY AND EXTRAORDINARY GENERAL MEETINGS OF STOCKHOLDERS

TO BE HELD ON MAY 12, 2017, AT 11 A.M.

Dear Stockholders:

The Board of Directors of Companhia Energética de Minas Gerais – Cemig:

Whereas –

a)	in its management of the Company and in the exercise of the right to vote in wholly-owned and other subsidiaries, affiliated companies and consortia, the Board of Directors and the Executive Board are required at all times faithfully to comply with certain targets stated in Clause 11, Paragraph 7, of the Company’s by-laws – including the following:

–	to keep the Company’s consolidated indebtedness equal to or less than 2 (two) times the Company’s Ebitda (Earnings before interest, taxes, depreciation and amortization);

–	to keep the consolidated ratio of (Net debt) / (Net debt + Stockholders’ equity) to a maximum of 40% (forty per cent); and

–	to limit the consolidated amount of funds spent on capital investment and/or the acquisition of any assets, in each business year, to the equivalent of a maximum of 40% (forty per cent) of the Company’s Ebitda (Earnings before interest, taxes, depreciation and amortization);

b)	under Clause 11, Paragraph 9, of the by-laws the said targets for indicators may be exceeded for reasons related to temporarily prevailing conditions, upon prior justification and specific approval by the Board of Directors, up to the following limits:

–	Consolidated indebtedness less than or equal to 2.5 times Ebitda (profit before interest, taxes, depreciation and amortization); and

–	Consolidated (Net debt) / (Net debt + Stockholders’ equity): maximum of 50%;

c)	above these limits, including the case of limitation of (Consolidated funds allocated to capital investment and acquisition of any assets) to 40% of Ebitda the targets may be exceeded upon prior justification with grounds and specific approval by a General Meeting of Stockholders;

d)	The annual budget for 2017, which was on the agenda of the meeting of the Board of Directors held in March 2017, will cause indicators higher than the levels that can be approved by the Board of Directors, as shown:

Ratios – Consolidated	2017
Capex / Ebitda	0.90

e)	Article 192 of Law 6404 of December 15, 1976 as amended, and Clauses 27 to 31 of the by-laws, make provisions for these and associated matters;

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

f)	the Financial Statements for 2016 present net profit of R$ 334,334,000, and a balance of Retained earnings of R$ 37,258,000 arising from realization of the Stockholders’ Equity Valuation Reserve;

g)	it is the duty of the Board of Directors to make a proposal to the Ordinary (Annual) General Meeting for allocation of the Company’s net profit;

h)	the preferred shares have preference in the event of reimbursement of capital and participate in profits on the same conditions as the common shares: and under Clause 5 of the by-laws they carry the right to a minimum annual dividend equal to the greater of: (a) 10% of their par value and (b) 3% of the portion of equity that they represent;

i)	using the above criteria, the preferred shares are entitled to a minimum dividend of R$ 419,039,000.

j)	the dividends shall be distributed in the following order:

a)	the minimum annual dividend guaranteed to the preferred shares;

b)	the dividend for the common shares, up to a percentage equal to that guaranteed to the preferred shares – under Clause 29 of the by-laws;

k)	by Board Spending Decision (CRCA) 086/2016, of December 22, 2016, the Company declared payment of Interest on Equity in a total of R$ 380,000,000, using the balance of the Retained Earnings Reserve, payable to stockholders whose names were on the Nominal Share Registry on December 26, 2016.

l)	of this amount of Interest on Equity, R$ 253,004,000 will be paid to holders of preferred shares;

m)	Sub-item III of CVM Decision 683/2012 establishes that Interest on Equity paid or credited may be imputed against the minimum obligatory dividend only at its value net of withholding income tax;

n)	as decided in CRCA 086/2015, of December 17, 2015, Cemig paid to Cemig D an Advance Against Future Capital Increase (AFAC) of R$ 410,000,000.00 (four hundred and ten million Reais);

o)	under Article 166 of Law 6404/1976 the share capital may be increased by decision of an Extraordinary General Meeting of Stockholders that is called and held to decide on a change to the by-laws;

p)	Cemig D will hold an Extraordinary General Meeting of Stockholders to alter its share capital;

q)	it is a function of the Board of Directors to approve the declarations of vote in the General Meetings of Stockholders, and the orientations for voting in the meetings of the boards of directors, of the subsidiaries, affiliated companies and the consortia in which the Company participates, when participation in the capital of other companies or consortia is involved, and the decisions must, in any event and not only in matters relating to participation in the capital of other companies or consortia, obey the provisions of these Bylaws, the Long-term Strategic Plan and the Multi-year Strategic Implementation Plan, as specified in Subclause ‘p’ of Clause 7 of Cemig’s by-laws;

r)	it is also a function of the Board of Directors of Cemig to authorize the exercise of the right of preference and rights under stockholders’ agreements or voting agreements in wholly-owned or other subsidiaries, affiliated companies and the consortia in which the Company participates, except in the cases of the wholly-owned subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A., for which the General Meeting of Stockholders has the competency for decision on these matters – under Subclause ‘o’ of Clause 17 of Cemig’s by-laws; and

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

s)	Cemig Distribuição S.A. will hold an Ordinary (Annual) and an Extraordinary General Meeting of Stockholders, concurrently, in 2017 and Cemig Geração e Transmissão S.A. will hold its Ordinary (Annual) General Meeting of Stockholders in 2017, and both are wholly-owned subsidiaries of Companhia Energética de Minas Gerais – Cemig;

– do now propose to you as follows:

I)	Authorization, until approval of the budget for 2018, for the Company to exceed the target for the quantity established in Subclause ‘d’ of Paragraph 7 of Clause 11 of the by-laws, namely the consolidated amount of funds allocated to capital investment and acquisition of any assets in the business year, keeping it to a maximum limit of 90% of the Company’s Ebitda (profit before interest, taxes, depreciation and amortization).

II)	Allocation of the Net profit for the business year 2016, in the amount of R$ 334,334,000, and the balance of Retained earnings, in the amount of R$ 37,258,000, as follows:

a)	R$ 203,986,000 as minimum obligatory dividend, to be paid to the Company’s stockholders, to be paid in two equal installments, by June 30 and December 30, 2017, depending on availability of cash and at the discretion of the Executive Board, to stockholders whose names are on the Company’s Nominal Share registry on the date on which the Ordinary (Annual) General Meeting is held;

b)	R$ 160,538,000 to be held in Stockholders’ equity in the Retained Earnings Reserve, to provide funding for the Company’s consolidated planned investments in 2017, in accordance with a capital budget;

c)	R$ 7,068,000 to be held in Stockholders’ equity in the Tax incentives reserve, relating to tax incentives obtained in 2016 as a result of investments made in the region of Sudene.

Appendix I summarizes the calculation of the dividends proposed by Management, in accordance with the by-laws; Appendix II presents the capital budget for the 2017 business year.

III)	That the representatives of the Company should vote in favor of the matters on the agenda in the Ordinary and Extraordinary General Meetings of Stockholders of Cemig Distribuição S.A., to be held, concurrently, in 2017.

IV)	That the representatives of the Company should vote in favor of the matters on the agenda in the Ordinary (Annual) General Meeting of Stockholders of Cemig Geração e Transmissão S.A. to be held in 2017.

As can be seen, the objective of this proposal is to meet the legitimate interests of the stockholders and of the Company, and as a result it is the hope of the Board of Directors that it will be approved.

Belo Horizonte, April 11, 2017

José Afonso Bicalho Beltrão da Silva	Marco Antônio Soares da Cunha Castello Branco

Arcângelo Eustáquio Torres Queiroz	Patrícia Gracindo Marques de Assis Bentes

Daniel Alves Ferreira	Antônio Dirceu Araujo Xavier

Helvécio Miranda Magalhães Junior	Bruno Magalhães Menicucci

José Pais Rangel	Carolina Alvim Guedes Alcoforado

Marcelo Gasparino da Silva	Luiz Guilherme Piva

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Appendix 1

12.5.	Information about the Member of the Audit Board:

Name: Ronaldo Dias

Date of birth: December 9, 1946

Profession: Accountant

CPF: 221.285.307-68

Position proposed: Substitute member

Date of election: May 12, 2017

Date of taking office: May 12, 2017

Period of office: Until the Annual General Meeting to be held in 2018.

Other positions or functions held or exercised in the Company: None.

Whether nominated by the controlling stockholder: No: nominated by the preferred shareholders.

Independent member: No

Number of consecutive periods of office: 1

a.	Summary CV, containing:

i.	Principal professional experience in the last 5 years, indicating:

•	name of company;

•	positions and functions inherent to the position;

•	principal activity of the company in which such experiences took place, highlighting the companies or organizations that are part of the same economic group as (i) the Company, or (ii) any of its partners directly or indirectly holding 5% or more of any of the classes or types of shares in the Company.

Member of the Audit Board of Companhia Energética de Minas Gerais (Cemig), Cemig Distribuição S.A. (Cemig D) and Cemig Geração e Transmissão S.A. (Cemig GT), since April 2015.

Ully Assessoria Técnica Ltda. – 1998 to 2013 – Managing Partner;

Banco Clássico S.A.

Ombudsman, 2007–2013; Internal Auditor, 2013–2015; Administrative Manager of Fundo Dinâmica Energia, 2014–2015; Director – currently;

CEG: Member of the Audit Board, period of office to April 2016;

Eneva: Member of the Audit Board, period of office to April 2016;

Cemig: Member of the Audit Board, period of office to April 2016;

Positions at the Brazilian Central Bank:

Inspection Auditor of the National Financial System

Coordinator of Inspection, National Financial System

Deputy Supervisor of Inspection, National Financial System

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

ii.	Indication of all the management posts that the person occupies or has occupied in companies registered with the CVM.

Member of the Audit Board of Cemig, Cemig D and Cemig GT, since April 2015.

b.	Description of any of the following events that have taken place in the last 5 years:

i.	any criminal conviction;

☒ No

☐ Yes—If yes, describe:

ii.	any guilty judgment in an administrative proceeding of the CVM, and penalties applied:

☒ No.

☐ Yes—If yes, describe:

iii.	any court or administrative judgment against which there is no further appeal which has suspended or disqualified the person from carrying out any professional or commercial activity.

☒ No.

☐ Yes—If yes, describe:

12.6.	For each of the people who acted as a member of the Board of Directors or the Audit Board in the last business year, state, in the form of a table, the percentage of participation in meetings held by each body in the period, subsequent to being sworn into the position.

62%

12.7.	Please supply the information mentioned in item 12.6 in relation to the members of the committees formed under the by-laws, and also of the audit committee, the risk committee, the finance committee and the remuneration committee, even if such committees or structures are not created by the Bylaws.

Does not hold any other post.

12.8.	Please supply:

For each of the people who acted as a member of the committees established under the by-laws, and the audit, risk, financial and remuneration committees, even if such committees are not required to exist under the bylaws, state the percentage of participation in meetings held by each body in the period, subsequent to being sworn into the position.

0%

12.9.	State whether the candidate has a conjugal relationship, stable union or family relationship up to the second degree with:

a)	Any other manager/s of Cemig:

☒ No.

☐ Yes—If yes, describe the relationship:

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

b)	Any manager/s of any company/ies directly or indirectly controlled by Cemig:

☒ No.

☐Yes – If yes, describe the relationship and the controlled company:

c)	Any administrator/s of the State of Minas Gerais:

☒ No.

☐ Yes—If yes, describe:

12.10.	State whether, in 2014, 2015, and/or 2016 the candidate had any relationship of subordination with:

a.	Any company directly or indirectly controlled by Cemig:

☒ No.

☐ Yes – If yes, describe the relationship and the company/ies:

b.	with Cemig:

☒ No.

☐ Yes—If yes, describe the relationship:

c.	– and, if material, with any supplier, client, debtor or creditor of the State of Minas Gerais, of its subsidiaries, of Cemig, or parent companies or subsidiaries of any of them:

☒ No.

☐ Yes – If yes, describe the relationship and the company/ies:

12.5.	Information about the Member of the Audit Board:

Name: Arthur Maia Amaral

Date of birth: August 30, 1978

Profession: Pharmacist and biochemist

CPF: 031.940.316-15

Position proposed: Sitting member

Date of election: May 12, 2017

Date of taking office: May 12, 2017

Period of office: Until the Annual General Meeting to be held in 2018.

Other positions or functions held or exercised in the Company: None.

Whether nominated by the controlling stockholder: Yes.

Independent member: No

Number of consecutive periods of office: 0

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

a.	Summary CV, containing:

i.	Principal professional experience in the last 5 years, indicating:

•	name of company;

•	positions and functions inherent to the position;

•	principal activity of the company in which such experiences took place, highlighting the companies or organizations that are part of the same economic group as (i) the Company, or (ii) any of its partners directly or indirectly holding 5% or more of any of the classes or types of shares in the Company.

Mayor of Luminárias, Minas Gerais State (MG): 2009 to 2012 and 2013 to 2016;

Chair of the Association of Mining Municipalities of Minas Gerais (AMIG), 2016;

Regional Pharmacy Council of Minas Gerais State: Regional Councilor, 2015–2018.

Secretary-general and Director, Regional Pharmacy Council of Minas Gerais state, 2014 to 2015.

Regional Pharmacy Council of Minas Gerais State: Councilor to Pharmacists, 2011–14.

ii	Indication of all the management posts that the person occupies or has occupied in companies registered with the CVM.

c.	Description of any of the following events that have taken place in the last 5 years:

i.	any criminal conviction;

☒ No

☐ Yes—If yes, describe:

ii.	any guilty judgment in an administrative proceeding of the CVM, and penalties applied:

☒ No.

☐ Yes—If yes, describe:

iii.	any court or administrative judgment against which there is no further appeal which has suspended or disqualified the person from carrying out any professional or commercial activity.

☒ No.

☐ Yes—If yes, describe:

12.6.	For each of the people who acted as a member of the Board of Directors or the Audit Board in the last business year, state, in the form of a table, the percentage of participation in meetings held by each body in the period, subsequent to being sworn into the position.

0%

12.7.	Please supply the information mentioned in item 12.6 in relation to the members of the committees formed under the by-laws, and also of the audit committee, the risk committee, the finance committee and the remuneration committee, even if such committees or structures are not created by the Bylaws.

Does not hold any other post.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

12.8.	Please supply:

For each of the people who acted as a member of the committees established under the by-laws, and the audit, risk, financial and remuneration committees, even if such committees are not required to exist under the bylaws, state the percentage of participation in meetings held by each body in the period, subsequent to being sworn into the position.

0%

12.9.	State whether the candidate has a conjugal relationship, stable union or family relationship up to the second degree with:

a)	Any other manager/s of Cemig:

☒ No.

☐ Yes—If yes, describe the relationship:

b)	Any manager/s of any company/ies directly or indirectly controlled by Cemig:

☒ No.

☐Yes – If yes, describe the relationship and the controlled company:

c)	Any administrator/s of the State of Minas Gerais:

☒ No.

☐ Yes—If yes, describe:

12.10.	State whether, in 2014, 2015, and/or 2016 the candidate had any relationship of subordination with:

a.	Any company directly or indirectly controlled by Cemig:

☒ No.

☐ Yes – If yes, describe the relationship and the company/ies:

b.	with Cemig:

☒ No.

☐ Yes—If yes, describe the relationship:

c.	– and, if material, with any supplier, client, debtor or creditor of the State of Minas Gerais, of its subsidiaries, of Cemig, or parent companies or subsidiaries of any of them:

☒ No.

☐ Yes – If yes, describe the relationship and the company/ies:

12.5.	Information about the Member of the Audit Board:

Name: Camila Nunes da Cunha Pereira Paulino

Date of birth: August 9, 1982

Profession: Public Relations

CPF: 053.194.916-89

Position proposed: Sitting member

Date of election: May 12, 2017

Date of taking office: May 12, 2017

Period of Office: Until the Annual General Meeting to be held in 2018.

Other positions or functions held or exercised in the Company: None.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Whether nominated by the controlling stockholder: Yes.

Independent member: No

Number of consecutive periods of office: 0

a.	Summary CV, containing:

i.	Principal professional experience in the last 5 years, indicating:

•	name of company;

•	positions and functions inherent to the position;

•	principal activity of the company in which such experiences took place, highlighting the companies or organizations that are (i) Cemig companies, or (ii) companies of parties directly or indirectly holding at least 5% of the Common (ON) or preferred (PN) shares in Cemig.

Copanor, MG: Adviser to the CEO’s Office, Since September 2016.

Activities: Improvements in management processes – SAP; internal communication; planning and structuring of technology projects; analysis of impacts; support and organization of training for improvements in the SAP system;

Copasa, MG: via consultancy company Indra – September 2009 to September 2016.

ii.	Indication of all the management posts that the person occupies or has occupied in companies registered with the CVM.

Copanor, MG: Adviser to the CEO’s office.

b.	Description of any of the following events that have taken place in the last 5 years:

i.	any criminal conviction;

☒ No

☐ Yes —If yes, describe:

ii.	any guilty judgment in an administrative proceeding of the CVM, and penalties applied:

☒ No.

☐ Yes—If yes, describe:

iii.	any court or administrative judgment against which there is no further appeal which has suspended or disqualified the person from carrying out any professional or commercial activity.

☒ No.

☐ Yes —If yes, describe:

12.6.	For each of the people who acted as members of the Board of Directors or the Audit Board in the last business year, state, in the form of a table, the percentage of participation in meetings held by each body in the same period, that have taken place after being sworn into the position.

0%

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

12.7.	Please supply the information mentioned in item 12.6 in relation to the members of the committees formed under the by-laws, and also of the audit committee, the risk committee, the finance committee and the remuneration committee, even if such committees or structures are not created by the Bylaws.

12.8.	Please supply:

For each of the people who acted as a member of the committees established under the by-laws, and the audit, risk, financial and remuneration committees, even if such committees are not required to exist under the bylaws, state the percentage of participation in meetings held by each body in the period, subsequent to being sworn into the position.

0%

12.9.	State whether the candidate has a conjugal relationship, stable union or family relationship up to the second degree with:

a.	Any other manager/s of Cemig:

☒ No.

☐ Yes—If yes, describe the relationship:

b.	Any manager/s of any company/ies directly or indirectly controlled by Cemig:

☒ No.

☐Yes – If yes, describe the relationship and the controlled company:

c.	Any administrator/s of the State of Minas Gerais:

☒ No.

☐ Yes—If yes, describe:

12.10.	State whether, in 2014, 2015, and/or 2016 the candidate had any relationship of subordination with:
a.	Any company directly or indirectly controlled by Cemig:

☒ No.

☐ Yes – If yes, describe the relationship and the company/ies:

b.	with the State of Minas Gerais;

☒ No.

☐ Yes—If yes, describe the relationship:

c.	– and, if material, with any supplier, client, debtor or creditor of Cemig, or of any of its subsidiaries, or of the State of Minas Gerais, or of any parent company or subsidiary of any of these:

☒ No

☐ Yes – If yes, describe the relationship and the company/ies:

12.5.	Information about the Member of the Audit Board:

Name: Edson Moura Soares

Date of birth: June 2, 1977

Profession: Philosopher and Theologian

CPF: 992.255.496-87

Position proposed: Sitting member

Date of election: May 12, 2017

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Date of taking office: May 12, 2017

Period of office: Until the Annual General Meeting to be held in 2018.

Other positions or functions held or exercised in the Company: None.

Whether nominated by the controlling stockholder: Yes.

Independent member: No

Number of consecutive periods of office: 1

a.	Summary CV, containing:

i.	Principal professional experience in the last 5 years, indicating:

•	name of company;

•	positions and functions inherent to the position;

•	principal activity of the company in which such experiences took place, highlighting the companies or organizations that are part of the same economic group as (i) the Company, or (ii) any of its partners directly or indirectly holding 5% or more of any of the classes or types of shares in the Company.

Legislative Assembly of Minas Gerais State: Parliamentary adviser, Jan. 2011–Jan. 2015.

Head of the State Office (SeGov) of Minas Gerais State government – since January 2015.

FHEMIG: Member of the Curator Council since March 2015;

COHAB: Member of the Audit Board, since April 2015;

PROMINAS: Member of the Board of Directors since April 2015;

CODEMIG: Substitute member of the Audit Board, since April 2015;

CONPED: Substitute Member, since April 2015;

Member of the Audit Board of Cemig, Cemig D and Cemig GT, since April 2015.

ii.	Indication of all the management posts that the person occupies or has occupied in companies registered with the CVM.

FHEMIG: Member of the Curator Council.

COHAB: Member of the Audit Board.

PROMINAS: Member of the Board of Directors.

Substitute Member of the Audit Boards of Cemig, Cemig D and Cemig GT.

c.	Description of any of the following events that have taken place in the last 5 years:

i.	any criminal conviction;

☒ No

☐ Yes—If yes, describe:

ii.	any guilty judgment in an administrative proceeding of the CVM, and penalties applied:

☒ No.

☐ Yes—If yes, describe:

iii.	any court or administrative judgment against which there is no further appeal which has suspended or disqualified the person from carrying out any professional or commercial activity.

☒ No.

☐ Yes—If yes, describe:

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

12.6.	For each of the people who acted as a member of the Board of Directors or the Audit Board in the last business year, state, in the form of a table, the percentage of participation in meetings held by each body in the period, subsequent to being sworn into the position.

62%

12.7.	Please supply the information mentioned in item 12.6 in relation to the members of the committees formed under the by-laws, and also of the audit committee, the risk committee, the finance committee and the remuneration committee, even if such committees or structures are not created by the Bylaws.

Does not hold any other post.

12.8.	Please supply:

For each of the people who acted as a member of the committees established under the by-laws, and the audit, risk, financial and remuneration committees, even if such committees are not required to exist under the bylaws, state the percentage of participation in meetings held by each body in the period, subsequent to being sworn into the position.

0%

12.9.	State whether the candidate has a conjugal relationship, stable union or family relationship up to the second degree with:

a.	Any other manager/s of Cemig:

☒ No.

☐ Yes– If yes, describe the relationship:

b.	Any manager/s of any company/ies directly or indirectly controlled by Cemig:

☒ No.

☐Yes – If yes, describe the relationship and the controlled company:

c.	Any administrator/s of the State of Minas Gerais:

☒ No.

☐ Yes– If yes, describe:

12.10.	State whether, in 2014, 2015, and/or 2016 the candidate had any relationship of subordination with:

a.	Any company directly or indirectly controlled by Cemig:

☒ No.

☐ Yes – If yes, describe the relationship and the company/ies:

b.	with Cemig:

☒No.

☐Yes– If yes, describe the relationship:

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

c.	– and, if material, with any supplier, client, debtor or creditor of the State of Minas Gerais, of its subsidiaries, of Cemig, or parent companies or subsidiaries of any of them:

☐ No

☒ Yes – If yes, describe the relationship:

– Legislative Assembly of Minas Gerais (2011 – 2015):

– Parliamentary Assistant in the office of State Representative Ulysses Gomes;

– SeGov, MG (since Jan. 2015): Head of the Office of SeGov, MG.

12.5.	Information about the Member of the Audit Board:

Name: Flávia Cristina Mendonça Faria Da Pieve

Date of birth: February 2, 1976

Profession: Lawyer

CPF: 037.964.286-73

Position proposed: Substitute member

Date of election: May 12, 2017

Date of taking office: May 12, 2017

Period of Office: Until the Annual General Meeting to be held in 2018.

Other positions or functions held or exercised in the Company: None.

Whether was elected by the controlling stockholder: Yes.

Independent member: No

Number of consecutive periods of office: 0

a.	Summary CV, containing:

i.	Principal professional experience in the last 5 years, indicating:

•	name of company;

•	positions and functions inherent to the position;

•	principal activity of the company in which such experiences took place, highlighting the companies or organizations that are (i) Cemig companies, or (ii) companies of parties directly or indirectly holding at least 5% of the Common (ON) or preferred (PN) shares in Cemig.

Sub-Secretariat of the Governor’s Political Office, Minas Gerais State:

Auditor-general of the Municipality of Belo Horizonte – May 2014 to December 2016: coordination of auditors.

Municipality of Belo Horizonte, substitute Deputy Procurator-general, Dec. 2012–Oct. 2013.

Municipality of Belo Horizonte: Manager of External Control Activities of the Office of the Procurator-general, July 2012–May 2014.

Legal Adviser to the Office of the Procurator-general of the Municipality, Feb. 2009 to Jul. 2012.

ii.	Indication of all the management posts that the person occupies or has occupied in companies registered with the CVM.

b.	Description of any of the following events that have taken place in the last 5 years:

i.	any criminal conviction;

☒ No

☐ Yes —If yes, describe:

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This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

ii.	any guilty judgment in an administrative proceeding of the CVM, and penalties applied:

☒ No.

☐ Yes—If yes, describe:

iii.	any court or administrative judgment against which there is no further appeal which has suspended or disqualified the person from carrying out any professional or commercial activity.

☒ No.

☐ Yes—If yes, describe:

12.6.	For each of the people who acted as a member of the Board of Directors or the Audit Board in the last business year, state, in the form of a table, the percentage of participation in meetings held by each body in the period, subsequent to being sworn into the position.

0%

12.7.	Please supply the information mentioned in item 12.6 in relation to the members of the committees formed under the by-laws, and also of the audit committee, the risk committee, the finance committee and the remuneration committee, even if such committees or structures are not created by the Bylaws.

12.8.	Please supply:

For each of the people who acted as a member of the committees established under the by-laws, and the audit, risk, financial and remuneration committees, even if such committees are not required to exist under the bylaws, state the percentage of participation in meetings held by each body in the period, subsequent to being sworn into the position.

0%

12.9.	State whether the candidate has a conjugal relationship, stable union or family relationship up to the second degree with:

a.	Any other manager/s of Cemig:

☒ No.

☐ Yes—If yes, describe the relationship:

b.	Any manager/s of any company/ies directly or indirectly controlled by Cemig:

☒ No.

☐ Yes—If yes, describe the relationship and the controlled company:

c.	Any administrator/s of the State of Minas Gerais:

☒ No.

☐ Yes—If yes, describe:

12.10.	State whether, in 2014, 2015, and/or 2016 the candidate had any relationship of subordination with:

a.	Any company directly or indirectly controlled by Cemig:

☒ No.

☐ Yes—If yes, describe the relationship and the company/ies:

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

b.	with the State of Minas Gerais;

☒ No.

☐ Yes—If yes, describe the relationship:

c.	– and, if material, with any supplier, client, debtor or creditor of Cemig, or of any of its subsidiaries, or of the State of Minas Gerais, or of any parent company or subsidiary of any of these:

☒ No.

☐ Yes—If yes, describe the relationship and the company/ies:

12.5.	Information about the Member of the Audit Board:

Name: Manuel Jeremias Leite Caldas

Date of birth: January 8, 1956

Profession: Engineer

CPF: 535.866.207-30

Position proposed: Sitting member

Date of election: May 12, 2017

Date of taking office: May 12, 2017

Period of office: Until the Annual General Meeting to be held in 2018.

Other positions or functions held or exercised in the Company: None.

Whether nominated by the controlling stockholder: No: nominated by the preferred shareholders.

Independent member: No

Number of consecutive periods of office: 0

a.	Summary CV, containing:

i.	Principal professional experience in the last 5 years, indicating:

•	name of company;

•	position.s and functions inherent to the position;

•	principal activity of the company in which such experiences took place, highlighting the companies or organizations that are part of the same economic group as (i) the Company, or (ii) any of its partners directly or indirectly holding 5% or more of any of the classes or types of shares in the Company.

Member of the Audit Board of Cemig, Cemig D and Cemig GT, since April 2016.

Eletrobras: Member of the GIGI Investigation Committee.

Electrical engineer, master’s degree in economics.

Alto Capital Gestora de Recursos: financial consultant.

Banco PEBB: Manager, Technical Department.

Banco PEBB S.A.: Manager and Chief Economist.

Banco Nacional: Manager of Economics and Research Department.

Banco Bozano Simonsen S.A.: Senior Analyst.

ii.	Indication of all the management posts that the person occupies or has occupied in companies registered with the CVM.

Member of the Audit Board of Cemig, Cemig D and Cemig GT, since April 2015.

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This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Eneva: Member of the Audit Board, Sep. 2015–2017

Eletropaulo: Member of the Board of Directors, 2012–2014

Eletropaulo: Substitute Member of the Board of Directors, 2014–2016

Forjas Taurus: Member of the Board of Directors, 2013–2015

Oi / Telemar: Member of the Audit Board, 2013–2017.

Coelba: Member of the Audit Board, 2014–16.

Tegma Logística: Member of the Audit Board, 2013–2014.

Contax Participações: Member of the Board of Directors, 2009–2012.

Contax Participações: Substitute Member of the Board of Directors, 2012–15.

São Carlos Empreendimentos: Substitute Member of Board of Directors, 2011–13.

Eletrobras: Member of the Audit Board, 2012–2016.

Cosern: Member of the Audit Board, 2009–11.

Eletropaulo: Member of the Audit Board, 2010–2012.

Cesp: Member of the Audit Board, 2013–16; Substitute Member, 2012–13.

c.	Description of any of the following events that have taken place in the last 5 years:

i.	any criminal conviction;

☒ No.

☐ Yes—If yes, describe:

ii.	any guilty judgment in an administrative proceeding of the CVM, and penalties applied:

☒ No.

☐ Yes—If yes, describe:

iii.	any court or administrative judgment against which there is no further appeal which has suspended or disqualified the person from carrying out any professional or commercial activity.

☒ No.

☐ Yes—If yes, describe:

12.6.	For each of the people who acted as a member of the Board of Directors or the Audit Board in the last business year, state, in the form of a table, the percentage of participation in meetings held by each body in the period, subsequent to being sworn into the position.

0%

12.7.	Please supply the information mentioned in item 12.6 in relation to the members of the committees formed under the by-laws, and also of the audit committee, the risk committee, the finance committee and the remuneration committee, even if such committees or structures are not created by the Bylaws.

Does not hold any other post.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

12.8.	Please supply:

For each of the people who acted as a member of the committees established under the by-laws, and the audit, risk, financial and remuneration committees, even if such committees are not required to exist under the bylaws, state the percentage of participation in meetings held by each body in the period, subsequent to being sworn into the position.

0%

12.9.	State whether the candidate has a conjugal relationship, stable union or family relationship up to the second degree with:

a.	Any other manager/s of Cemig:

☒ No.

☐ Yes—If yes, describe the relationship:

b.	Any manager/s of any company/ies directly or indirectly controlled by Cemig:

☒ No.

☐ Yes—If yes, describe the relationship and the controlled company:

c.	Managers of Cemig:

☒ No.

☐ Yes—If yes, describe:

12.10.	State whether, in 2014, 2015, and/or 2016 the candidate had any relationship of subordination with:

a.	Any company directly or indirectly controlled by Cemig:

☒ No.

☐ Yes—If yes, describe the relationship and the company/ies:

b.	with Cemig:

☒ No.

☐ Yes—If yes, describe the relationship:

c.	– and, if material, with any supplier, client, debtor or creditor of the State of Minas Gerais, of its subsidiaries, of Cemig, or parent companies or subsidiaries of any of them:

☒ No.

☐ Yes—If yes, describe the relationship and the company/ies:

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

12.5.	Information about the Member of the Audit Board:

Name: Marco Antônio Badaró Bianchini

Date of birth: August 8, 1965

Profession: Military

CPF: 656.599.886-87

Position proposed: Substitute member

Date of election: May 12, 2017

Date of taking office: May 12, 2017

Period of office: Until the Annual General Meeting to be held in 2018.

Other positions or functions held or exercised in the Company: None.

Whether nominated by the controlling stockholder: Yes.

Independent member: Yes

Number of consecutive periods of office: 1

a.	Summary CV, containing:

i.	Principal professional experience in the last 5 years, indicating:

•	name of company;

•	positions and functions inherent to the position;

•	principal activity of the company in which such experiences took place, highlighting the companies or organizations that are part of the same economic group as (i) the Company, or (ii) any of its partners directly or indirectly holding 5% or more of any of the classes or types of shares in the Company.

Minas Gerais Military Police: Commander-in-chief.

ii	Indication of all the management posts that the person occupies or has occupied in companies registered with the CVM.

d.	Description of any of the following events that have taken place in the last 5 years:

i.	any criminal conviction;

☒ No.

☐ Yes—If yes, describe:

ii.	any guilty judgment in an administrative proceeding of the CVM, and penalties applied:

☒ No.

☐ Yes—If yes, describe:

iii.	any court or administrative judgment against which there is no further appeal which has suspended or disqualified the person from carrying out any professional or commercial activity.

☒ No.

☐ Yes—If yes, describe:

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

12.6.	For each of the people who acted as a member of the Board of Directors or the Audit Board in the last business year, state, in the form of a table, the percentage of participation in meetings held by each body in the period, subsequent to being sworn into the position.

87%

12.7.	Please supply the information mentioned in item 12.6 in relation to the members of the committees formed under the by-laws, and also of the audit committee, the risk committee, the finance committee and the remuneration committee, even if such committees or structures are not created by the Bylaws.

12.8.	Please supply:

For each of the people who acted as a member of the committees established under the by-laws, and the audit, risk, financial and remuneration committees, even if such committees are not required to exist under the bylaws, state the percentage of participation in meetings held by each body in the period, subsequent to being sworn into the position.

100%

12.9.	State whether the candidate has a conjugal relationship, stable union or family relationship up to the second degree with:

a.	Any other manager/s of Cemig:

☒ No.

☐ Yes—If yes, describe the relationship:

b.	Any manager/s of any company/ies directly or indirectly controlled by Cemig:

☒ No.

☐ Yes—If yes, describe the relationship and the controlled company:

c.	Any administrator/s of the State of Minas Gerais:

☒ No.

☐ Yes—If yes, describe:

12.10.	State whether, in 2014, 2015, and/or 2016 the candidate had any relationship of subordination with:

a.	Any company directly or indirectly controlled by Cemig:

☒ No.

☐ Yes—If yes, describe the relationship and the company/ies:

b.	with Cemig:

☒ No.

☐ Yes—If yes, describe the relationship:

Commander-in-chief of the Minas Gerais Military Police.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

c.	– and, if material, with any supplier, client, debtor or creditor of the State of Minas Gerais, of its subsidiaries, of Cemig, or parent companies or subsidiaries of any of them:

☒ No.

☐ Yes—If yes, describe the relationship and the company/ies:

12.5.	Information about the Member of the Audit Board:

Name: Marcos Túlio de Melo

Date of birth: October 3, 1951

Profession: Engineer

CPF: 130.866.186-04

Position proposed: Substitute member

Date of election: May 12, 2017

Date of taking office: May 12, 2017

Period of office: Until the Annual General Meeting to be held in 2018.

Other positions or functions held or exercised in the Company: None.

Whether nominated by the controlling stockholder: Yes.

Independent member: No

Number of consecutive periods of office: 0

a.	Summary CV, containing:

i.	Principal professional experience in the last 5 years, indicating:

•	name of company;

•	positions and functions inherent to the position;

•	principal activity of the company in which such experiences took place, highlighting the companies or organizations that are part of the same economic group as (i) the Company, or (ii) any of its partners directly or indirectly holding 5% or more of any of the classes or types of shares in the Company.

From April 1, 2015 – Assistant Secretary for Plans of the Minas Gerais State Transport and Public Works Department: main activity of the Department is to formulate and implement integrated transport and works solutions to ensure mobility for goods and passengers and infrastructure for realization of the State’s public policies.

From October 1, 2012 to January 20, 2015 – Civil Engineer Grade IX of the Research Foundation of UFMG (Minas Gerais Federal University): Principal activity is management of projects for teaching, research and extension courses of the University and other institutions and centers of innovation. Activity including development of functions of planning and support for the management of the University Rector’s office.

June 1, 2009 to January 9, 2012 – Assistant Grade IV at Information Technology Company of the Municipality of Belo Horizonte. Principal activity: management of public information technology for Belo Horizonte, creating, integrating and managing IT solutions. In the period: Advisory to the Technical Directors of Prodabel and Belo Horizonte City Hall.

Activities: – President of the Federal Engineering, Architecture and Agronomy Council, 2006 to 2011.

–	Vice-president of the World Council of Civil Engineers, 2010–11

–	Member of the National Cities Council of the Cities Ministry, 2012–13.

–	Member of the National Civil Defense Council (Integration Ministry) – 2011–13.

–	Federal University of Minas Gerais (UFMG): member of the University Committee for establishment of the Amnesty Memorial, 2013–14.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

ii	Indication of all the management posts that the person occupies or has occupied in companies registered with the CVM.

Substitute Member of the Audit Boards of Cemig, Cemig D and Cemig GT, since May 2016.

e.	Description of any of the following events that have taken place in the last 5 years:

i.	any criminal conviction;

☒ No.

☐ Yes—If yes, describe:

ii.	any guilty judgment in an administrative proceeding of the CVM, and penalties applied:

☒ No.

☐ Yes—If yes, describe:

iii.	any court or administrative judgment against which there is no further appeal which has suspended or disqualified the person from carrying out any professional or commercial activity.

☒ No.

☐ Yes—If yes, describe:

12.6.	For each of the people who acted as a member of the Board of Directors or the Audit Board in the last business year, state, in the form of a table, the percentage of participation in meetings held by each body in the period, subsequent to being sworn into the position.

0%

12.7.	Please supply the information mentioned in item 12.6 in relation to the members of the committees formed under the by-laws, and also of the audit committee, the risk committee, the finance committee and the remuneration committee, even if such committees or structures are not created by the Bylaws.

Does not hold any other post.

12.8.	Please supply:

For each of the people who acted as a member of the committees established under the by-laws, and the audit, risk, financial and remuneration committees, even if such committees are not required to exist under the bylaws, state the percentage of participation in meetings held by each body in the period, subsequent to being sworn into the position.

0%

12.9.	State whether the candidate has a conjugal relationship, stable union or family relationship up to the second degree with:

a.	Any other manager/s of Cemig:

☒ No.

☐ Yes—If yes, describe the relationship:

b.	Any manager/s of any company/ies directly or indirectly controlled by Cemig:

☒ No.

☐ Yes—If yes, describe the relationship and the controlled company:

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

c.	Any administrator/s of the State of Minas Gerais:

☒ No.

☐ Yes—If yes, describe:

12.10.	State whether, in 2014, 2015, and/or 2016 the candidate had any relationship of subordination with:

a.	Any company directly or indirectly controlled by Cemig:

☒ No.

☐ Yes—If yes, describe the relationship and the company/ies:

b.	with Cemig:

☒ No.

☐ Yes—If yes, describe the relationship: Yes – As from April 1, 2015, Sub-secretary for Plans and Projects of SETOP (Transport and Public Works Department), MG.

c.	– and, if material, with any supplier, client, debtor or creditor of the State of Minas Gerais, of its subsidiaries, of Cemig, or parent companies or subsidiaries of any of them:

☒ No.

☐ Yes—If yes, describe the relationship and the company/ies:

12.5.	Information about the Board Member:

Name: Newton Brandão Ferraz Ramos

Date of birth: May 30, 1969

Profession: Accountant

CPF: 813.975.696-20

Position proposed: Sitting member

Date of election: May 12, 2017

Date of taking office: May 12, 2017

Period of Office: Until the Annual General Meeting to be held in 2018.

Other positions or functions held or exercised in the Company: None.

Whether nominated by the controlling stockholder: No.

Independent member: No

Number of consecutive periods of office: 2

a.	Summary CV, containing:

i.	Principal professional experience in the last 5 years, indicating:

•	name of company;

•	positions and functions inherent to the position;

•	principal activity of the company in which such experiences took place, highlighting the companies or organizations that are part of the same economic group as (i) the Company, or (ii) any of its partners directly or indirectly holding 5% or more of any of the classes or types of shares in the Company.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Degree in accounting from Pontifícia Universidade Católica de Minas Gerais. Post-graduate studies in Management at FUMEC MG; MBA in Finance from the Dom Cabral Foundation. Currently also member of the Audit Boards of CCR S.A., Sanepar, and Dominó Holdings S.A.; and Substitute Member of the Audit Board of Contax Participações S.A. Also serves as substitute member of the Board of Directors of Andrade Gutierrez S.A. Currently, as well as his position in the company, Mr. Ferraz Ramos also serves as Controller of Andrade Gutierrez Concessões, since December 1999;

Substitute Member of the Boards of Directors of Cemig, Cemig D and Cemig GT, from 2010 to April 2016; Sitting Member of these Boards, since 2016.

ii.	Indication of all the management posts that the person occupies or has occupied in companies registered with the CVM.

See above.

f.	Description of any of the following events that have taken place in the last 5 years:

i.	any criminal conviction;

☒ No.

☐ Yes—If yes, describe:

ii.	any guilty judgment in an administrative proceeding of the CVM, and penalties applied:

☒ No.

☐ Yes—If yes, describe:

iii.	any court or administrative judgment against which there is no further appeal which has suspended or disqualified the person from carrying out any professional or commercial activity.

☒ No.

☐ Yes—If yes, describe:

12.6.	For each of the people who acted as a member of the Board of Directors or the Audit Board in the last business year, state, in the form of a table, the percentage of participation in meetings held by each body in the period, subsequent to being sworn into the position.

83%

12.7.	Please supply the information mentioned in item 12.6 in relation to the members of the committees formed under the by-laws, and also of the audit committee, the risk committee, the finance committee and the remuneration committee, even if such committees or structures are not created by the Bylaws.

12.8.	Please supply:

For each of the people who acted as a member of the committees established under the by-laws, and the audit, risk, financial and remuneration committees, even if such committees are not required to exist under the bylaws, state the percentage of participation in meetings held by each body in the period, subsequent to being sworn into the position.

100%

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

12.9.	State whether the candidate has a conjugal relationship, stable union or family relationship up to the second degree with:

a.	Any other manager/s of Cemig:

☒ No.

☐ Yes—If yes, describe the relationship:

b.	Any manager/s of any company/ies directly or indirectly controlled by Cemig:

☒ No.

☐ Yes—If yes, describe the relationship and the controlled company:

c.	Any administrator/s of the State of Minas Gerais:

☒ No.

☐ Yes—If yes, describe:

12.10.	State whether, in 2014, 2015, and/or 2016 the candidate had any relationship of subordination with:

a.	Any company directly or indirectly controlled by Cemig:

☒ No.

☐ Yes—If yes, describe the relationship and the company/ies:

b.	with the State of Minas Gerais;

☒ No.

☐ Yes—If yes, describe the relationship:

c.	– and, if material, with any supplier, client, debtor or creditor of Cemig, or of any of its subsidiaries, or of the State of Minas Gerais, or of any parent company or subsidiary of any of these:

☒ No.

☐ YesIf yes, describe the relationship and the company/ies:

Construtora Andrade Gutierrez S.A., which provides services to the Cemig Group, is a member of the Andrade Gutierrez Group, in which AGC Energia S.A. is also a member. Both companies are controlled by Andrade Gutierrez S.A. However, there is no relationship of subordination between the members of the Board of Directors of Cemig appointed by AGC Energia S.A. and Construtora Andrade Gutierrez S.A.

12.5.	Information about the Member of the Audit Board:

Name: Rodrigo de Mesquita Pereira

Date of birth: October 20, 1964

Profession: Lawyer

CPF: 091.622.518-64

Position proposed: Substitute member

Date of election: May 12, 2017

Date of taking office: May 12, 2017

Period of office: Until the Annual General Meeting to be held in 2018.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Other positions or functions held or exercised in the Company: None.

Whether nominated by the controlling stockholder: No.

Independent member: No

Number of consecutive periods of office: 0

a.	Summary CV, containing:

i.	Principal professional experience in the last 5 years, indicating:

•	name of company;

•	positions and functions inherent to the position;

•	principal activity of the company in which such experiences took place, highlighting the companies or organizations that are part of the same economic group as (i) the Company, or (ii) any of its partners directly or indirectly holding 5% or more of any of the classes or types of shares in the Company.

ii.	Indication of all the management posts that the person occupies or has occupied in companies registered with the CVM.

Substitute Member of the Audit Boards of Cemig, Cemig D and Cemig GT, since May 2016.

b.	Description of any of the following events that have taken place in the last 5 years:

i.	any criminal conviction;

☐ No

☐ Yes—If yes, describe:

ii.	any guilty judgment in an administrative proceeding of the CVM, and penalties applied:

☒ No.

☐ Yes—If yes, describe:

iii.	any court or administrative judgment against which there is no further appeal which has suspended or disqualified the person from carrying out any professional or commercial activity.

☒ No.

☐ Yes—If yes, describe:

12.6.	For each of the people who acted as a member of the Board of Directors or the Audit Board in the last business year, state, in the form of a table, the percentage of participation in meetings held by each body in the period, subsequent to being sworn into the position.

0%

12.7.	Please supply the information mentioned in item 12.6 in relation to the members of the committees formed under the by-laws, and also of the audit committee, the risk committee, the finance committee and the remuneration committee, even if such committees or structures are not created by the Bylaws.

Does not hold any other post.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

12.8.	Please supply:

For each of the people who acted as a member of the committees established under the by-laws, and the audit, risk, financial and remuneration committees, even if such committees are not required to exist under the bylaws, state the percentage of participation in meetings held by each body in the period, subsequent to being sworn into the position.

0%

12.9.	State whether the candidate has a conjugal relationship, stable union or family relationship up to the second degree with:

a.	Any other manager/s of Cemig:

☒ No.

☐ Yes—If yes, describe the relationship:

b.	Any manager/s of any company/ies directly or indirectly controlled by Cemig:

☒ No.

☐ Yes—If yes, describe the relationship and the controlled company:

c.	Any administrator/s of the State of Minas Gerais:

☒ No.

☐ Yes—If yes, describe:

12.10.	State whether, in 2014, 2015, and/or 2016 the candidate had any relationship of subordination with:

a.	Any company directly or indirectly controlled by Cemig:

☒ No.

☐ Yes—If yes, describe the relationship and the company/ies:

b.	with Cemig:

☒ No.

☐ Yes—If yes, describe the relationship:

c.	– and, if material, with any supplier, client, debtor or creditor of the State of Minas Gerais, of its subsidiaries, of Cemig, or parent companies or subsidiaries of any of them:

☒ No.

☐ Yes—If yes, describe the relationship and the company/ies:

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

13. CONVOCATION OF EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS DATED APRIL 11, 2017 TO BE HELD ON MAY 12, 2017

COMPANHIA ENERGÉTICA DE MINAS GERAIS

CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

MAY 12, 2017

CONVOCATION

Stockholders are hereby called to an Extraordinary General Meeting of Stockholders to be held on May 12, 2017 at 4 p.m., at the company’s head office, Av. Barbacena 1200, 21st floor, Belo Horizonte, Minas Gerais, Brazil, to decide on the following matters:

1	Change in the composition of the Board of Directors, due to resignation.

2	Orientation of the representative(s) of the Company, at the Extraordinary General Meetings of Stockholders of Cemig Distribuição S.A. and of Cemig Geração e Transmissão S.A., to be held on May 12, 2017 at 5 p.m. and 6 p.m. respectively, to vote in favor of:

Change in the composition of the Board of Directors, if there has been any change in the composition of the Board of Directors of the sole stockholder, Cemig.

Multiple voting

Under Article 3 of CVM Instruction 165 of December 11, 1991, as amended by CVM Instruction 282 of June 26, 1998 and subsequent amendments, adoption of the multiple voting system for election of members of the Company’s Board of Directors requires the vote of stockholders representing a minimum of 5% (five per cent) of the voting stock.

Remote voting

Any stockholder who wishes to do so may exercise the right to vote using the remote voting system, under CVM Instruction 481/09, by sending the corresponding Remote Voting Statement (Boletim de Voto à Distância, or BVD), through the stockholder’s custodian institution or mandated bank, or directly to the Company.

Proxy votes

Any stockholder who wishes to be represented by proxy at the said General Meeting of Stockholders should obey the precepts of Article 126 of Law 6406 of 1976, and of the sole paragraph of Clause 9 of the Company’s by-laws, by exhibiting at the time, or depositing, preferably by May 10, 2017, proofs of ownership of the shares, issued by a depositary financial institution, and a power of attorney with specific powers, at Cemig’s Corporate Executive Office (Superintendência da Secretaria Geral), Av. Barbacena 1200 – 19th Floor, B1 Wing, Belo Horizonte, Minas Gerais.

Belo Horizonte, April 11, 2017.

José Afonso Bicalho Beltrão da Silva

Chair of the Board of Directors

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

PROPOSAL

BY THE BOARD OF DIRECTORS

TO THE

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

TO BE HELD ON MAY 12, 2017 AT 4 P.M.

Dear Stockholders:

The Board of Directors of Companhia Energética de Minas Gerais—Cemig:

Whereas –

a)	an Extraordinary General Meeting of Stockholders of Cemig is to be held in May 2017, to change the composition of the Company’s Board of Directors, due to vacancies;

b)	the Sole sub-paragraph of Clause 8 of the by-laws of Cemig D and Cemig GT states:

“The members of the Board of Directors must, obligatorily, be the same members of the Board of Directors of the sole stockholder, Cemig.”;

c)	Cemig D and Cemig GT will hold Extraordinary General Meetings of Stockholders on the same date, to make changes to their Boards of Directors, in the event that the composition of the Board of Directors of this Company is changed on that date; and
d)	Subclause ‘g’ of Paragraph 4 of Clause 21 of the by-laws of Cemig states the following as attribution and responsibility of the Executive Board:

“Clause 21 – . § 4º .

g) approval, upon a proposal by the Chief Executive Officer, prepared jointly with the Chief Business Development Officer and the Chief Finance and Investor Relations Officer, of the statements of vote in the General Meetings of the wholly-owned and other subsidiaries, affiliated companies and in the consortia in which the Company participates, except in the case of the wholly-owned subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A., for which the competency to decide on these matters shall be that of the General Meeting of Stockholders, and decisions must obey the provisions of these Bylaws, the decisions of the Board of Directors, the Long-term Strategic Plan and the Multi-year Strategic Implementation Plan.”;

– do now propose to you as follows:

– that the representative(s) of the Company at the General Meetings of Stockholders of Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A. to be held on May 12, 2017 should vote in favor of: change in the composition of the Board of Directors, if there has been any change in the composition of the Board of Directors of the sole stockholder, Cemig.

As can be seen, the objective of this proposal is to meet the legitimate interests of the stockholders and of the Company, and as a result it is the hope of the Board of Directors that it will be approved.

Belo Horizonte, April 11, 2017

José Afonso Bicalho Beltrão da Silva	Marco Antônio Soares da Cunha Castello Branco

Arcângelo Eustáquio Torres Queiroz	Patrícia Gracindo Marques de Assis Bentes

Daniel Alves Ferreira	Antônio Dirceu Araujo Xavier

Helvécio Miranda Magalhães Junior	Bruno Magalhães Menicucci

José Pais Rangel	Carolina Alvim Guedes Alcoforado

Marcelo Gasparino da Silva	Luiz Guilherme Piva

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

14. REPLY TO CVM INQUIRY LETTER 336/2017-CVM/SEP/GEA-1, OF MARCH 13, 2017

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MARKET ANNOUNCEMENT

Reply to Inquiry Letter 336/2017-SAE, of March 13, 2017

Question asked by BM&FBovespa

Subject: Request for information on news report

Dear Sirs,

We refer to the news report published on March 13, 2017 in the newspaper Valor Econômico, which contains the following statements:

“1. Cemig aims to raise R$ 6 billion from sale of majority control of four hydroelectric plants to private investors.

2.	They are the Jaguara, Miranda, São Simão and Volta Grande plants – the concession contracts of which have expired.

3.	The first three of these generate the equivalent of 40% of Cemig’s generation capacity (or 3.2 Gw/h), without taking into account the generation of Cemig’s affiliated companies.

4.	With private investors as principal stockholders of the plants, and Cemig as a minority interest, the contracts can be renewed.

5.	The company would allegedly have up to 2018 to make this sale transaction.

6.	Cemig has stated that sale of its subsidiaries (Cemig GT and Cemig D) has been ruled out. “

We have not seen this information in the documents sent by your Company through the Empresas.NET System. If this is not the case, please state the document, the pages on which the information is to be found, and the date and time it was sent.

We would note that your Company should publish periodic or one-off information and other information of interest to the market, through the Empresas.NET System, ensuring it receives wide and immediate dissemination and equitable treatment of investors and other market participants.

Having said this, we request explanation on the items indicated, by March 14, 2017, without prejudice to the provisions of the sole sub-paragraph of Article 6 of CVM Instruction 358/02, and any other information considered to be important.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Your company’s response should be sent via the IPE Module, selecting the category: Material Announcement, or the category Market Announcement; the Type: Responses to consultations by CVM/Bovespa; and Subject heading: Media News Reports. This will result in simultaneous transmission of the file to the BM&FBovespa and to the CVM. The option of replying through a Material Announcement does not exclude the possibility of investigation by the CVM of the responsibilities for non-timely disclosure, under CVM Instruction 358/02.

We note the obligation, stated in the sole sub-paragraph of Article 4 of CVM Instruction 358/02, to question managers and controlling stockholders of the Company to ascertain whether they may have knowledge of information that should be disclosed to the market.

The file to be sent should contain the question that is asked above, preceding your company’s reply.

This request is made under the Cooperation Working Agreement made between the CVM and BM&FBovespa on December 13, 2011. Non-compliance with the request may make your company subject to an incentive fine by the Company Relations Management Unit (SEP) of the CVM, subject to CVM Instruction 452/07.

Reply by CEMIG

In response to Inquiry 336/2017-SAE, of March 13, 2017, we inform you that on February 21, 2017 a Material Announcement was published, under the title:

“Applications to Energy Ministry for opening of administrative proceedings:

Concessions of the Volta Grande, Jaguara, São Simão and Miranda Plants”,

in which we informed the market as follows:

“Cemig’s wholly-owned subsidiary Cemig Geração e Transmissão S.A. (‘Cemig GT’) has reiterated, to the Mining and Energy Ministry (‘MME’), its request for extension, for 20 (twenty) years, of the concessions of the Jaguara, São Simão and Miranda Hydroelectric Plants as specified by Clause 4 of its Concession Contract No. 007 of 1997, and, subsidiarily, requested opening of an Administrative Proceeding under Paragraph 1-C of Article 8 of Law 12783/2013, in benefit of one of the service providing subsidiaries of Cemig GT.

Paragraph 1-C was added to Article 8 of Law 12783, of 2013, by Law 13360, of November 17, 2016, and enables the federal government to grant a concession contract for electricity generation for a period of 30 (thirty) years when there is transfer of control from a legal entity which is already providing this service (in this case, one of the subsidiaries of Cemig GT) and is under direct or indirect control of an individual State, or the Federal District, or the municipality, provided that:

I— the tender, which may be by auction or by competitive bidding, is held by the controlling stockholder on or before February 28, 2018; and

II— the transfer of control takes place by June 30, 2018. “

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

On that occasion, in relation to the Jaguara, São Simão and Miranda plants, we stated that

“the presentation of the Subsidiary Request does not result in any waiver by Cemig GT of its right – which is the subject of the legal actions that it currently has in progress against the federal government – to guaranteed extension of the concessions as specified in Clause 4 of Concession Contract 007/1997.”

In relation to the Volta Grande Hydroelectric Plant, that same Material Announcement informed the market that:

“on the same date [February 21, 2017], it has filed with the MME a response to the formal question that had been addressed to it by that Ministry – namely a request for statement as to its interest in remaining as provider of electricity generation service after the ending of the concession period of the Volta Grande Hydroelectric Plant that will take place on February 23, 2017. In this response, and adding a request of its own, the Company stated its interest in remaining responsible for the provision of electricity generation service by this hydroelectric plant, and also requested opening of an administrative proceeding under §1-C of Article 8 of Law 12783/2013, also to the benefit of one of the service providing subsidiaries of Cemig GT.”

We would add that the Company has been constantly informing the market that is it studying possible actions to reduce its debt, increase productivity, and review its portfolio of equity interests, with a focus on its core business and giving priority to companies in which it has stockholding control. When it is within the Company’s sphere of competency, and if and when any decisions in this respect are taken, the Company will opportunely inform the market.

Cemig takes this opportunity of reiterating its commitment to opportune and timely disclosure of all and any facts that are of interest to its stockholders, in the terms of Article 2 of CVM Instruction 358/2002.

Belo Horizonte, March 13, 2017.

Adézio de Almeida Lima

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

15. MARKET ANNOUNCEMENT DATED APRIL 28, 2017: POSTPONEMENT OF FILING OF 20-F FORM

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MARKET ANNOUNCEMENT

Postponement of filing of 20-F Form

Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid – in accordance with CVM Instruction 358 of January 3, 2002, as amended – hereby informs the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (BM&F Bovespa S.A.) and the market in general, as follows:

Cemig has asked the Securities and Exchange Commission (SEC) of the United States for extension of the deadline for filing its 20-F annual report form until May 16, 2017, since the work of preparing the form has not yet been completed.

Cemig will keep stockholders and the market duly informed on any related information.

Adézio de Almeida Lima

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

16. NOTICE TO STOCKHOLDERS DATED APRIL 11, 2017: PROPOSED DIVIDENDS

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64

NOTICE TO STOCKHOLDERS

Proposed dividends

We hereby advise our stockholders that the Board of Directors, in a meeting on April 11, 2017, decided to propose the following to the General Meeting of Stockholders to be held on May 12, 2017:

DIVIDENDS:

–	that the Net profit for the business year 2016, in the amount of R$ 334,334,000, and the balance of Retained earnings in the amount of R$ 37,258,000, should be allocated as follows:

•	R$ 203,986,000, equal to R$ 0.243559559 per share, as the minimum mandatory dividend, to be paid to the Company’s stockholders in two equal installments, by June 30 and December 30, 2017, in accordance with availability of cash and at the discretion of the Executive Board, to holders of the preferred shares (CMIG4) whose names are on the Company’s Nominal Share registry on the date on which the Annual General Meeting is held.

–	The shares to trade ‘ex–’ these rights on May 15, 2017.

Please note that this payment is conditional upon approval and ratification by the General Meeting of Stockholders to be held on May 12, 2017.

Stockholders whose shares are not held in custody by CBLC and whose registration details are not up to date should visit any branch of Banco Itaú Unibanco S.A. (the Institution which administers Cemig’s Nominal Share Registry System), carrying their personal identification documents, for the necessary updating.

Belo Horizonte, April 11, 2017.

Adézio de Almeida Lima

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

17. MARKET ANNOUNCEMENT DATED MARCH 13, 2017: REPLY TO CVM INQUIRY LETTER 123/2017-CVM/SEP/GEA-1, OF MARCH 10, 2017

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MARKET ANNOUNCEMENT

Reply to CVM Inquiry Letter 123/2017-CVM/SEP/GEA-1, of March 10, 2017

Question asked by the Brazilian Securities Commission (CVM)

Rio de Janeiro, March 10, 2017.

Subject: Request for information on news report

Dear Sir,

1.	We refer to the news report published on March 10, 2017 in the Estado de S. Paulo newspaper in the Coluna do Broad section under the headline: “Forward”, which contains the following statements:

“With heavy debt maturities, Cemig is making firm progress with preparations for a placement outside Brazil, probably in May, of an issue of US$ 600 million. The work of preparing the company for the transaction has been going on since 2016 and is reported to be at the phase of documentation. Conversations about a possible privatization, as part of the renegotiation of the debt owed by Minas Gerais to the federal government, do not hinder the transaction.”

2.	In view of the above, we order you to make a statement about the news and the possible impacts on the Company, and to comment on any other information considered to be important on the subject.

3.	Your statement should be given through the Empresas.NET system, in the category: Market Announcement, under the sub-category: Responses to consultations by CVM/BOVESPA; subject heading: Media News Reports, and should include a transcription of this letter.

4.	We warn you that, by order of our Company Relations Supervision Management, using its legal powers under Sub-item II of Article 9 of Law 6385/1976 and CVM Instruction 452/07, a coercive fine of R$ 1,000 (one thousand Reais) is applicable, without prejudice to other administrative sanctions, for non-compliance with the requirement contained in this Official Letter, which is sent exclusively by e-mail, by March 13, 2017, notwithstanding the provisions of §1 of Article 6 of CVM Instruction 358/02.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Reply by CEMIG

Dear Ms. Nilza Maria Silva de Oliveira,

In reply to Official Letter 123/2017-CVM/SEP/GEA-1, of March 10, 2017, we inform you that Cemig has been studying alternatives for financing in the capital markets (whether domestic or international) with the specific objective of optimizing the Company’s debt profile. We inform you, however, that as of today’s date the Board of Directors has not approved any particular financing transaction.

In relation to any prospect of privatization, the Company informs you that as of today’s date it is not aware of the existence of any process in progress. The Company has stated this previously, via a Market Announcement, on January 31, 2017.

Cemig takes this opportunity of reiterating its commitment to opportune and timely disclosure of all and any facts that are of interest to its stockholders, in accordance with Article 2 of CVM Instruction 358/2002.

Belo Horizonte, March 13, 2017.

Adézio de Almeida Lima

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

18. MATERIAL ANNOUNCEMENT DATED APRIL 28, 2017: CEMIG GT: BOARD APPROVAL OF POSSIBLE INTERNATIONAL ISSUE

COMPANHIA ENERGÉTICA DE MINAS GERAIS –

CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

Cemig GT: Board approval of possible international issue

Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, and its wholly-owned subsidiary Cemig Geração e Transmissão S.A. (‘Cemig GT’), in accordance with CVM Instruction 358 of January 3, 2002, as amended, hereby inform the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (BM&F Bovespa S.A.) and the market in general, as follows:

Following publication by the rating agency Standard & Poor’s, on April 27, 2017, of information on attribution of a ‘B’ rating to an issue, if any, by Cemig GT of securities in the international market (‘the Issue’) – the content of which disclosure has been published to the market via the EmpresasNet system of the CVM – we inform the public as follows:

Cemig GT is considering the Issue referred to, for refinancing of its financial obligations. Its Board of Directors has made the decision to authorize it, for this purpose, for an amount up to US$1 billion, with maturity of 7 years. The Board of Directors of Cemig has made the decision to authorize a surety guarantee.

Carrying out of the Issue is subject, among other factors, to the conditions of the Brazilian and international capital markets, and to obtaining of the related approvals; and if the issue is made it will be carried out in accordance with the applicable law and regulations.

This Material Announcement is for information purposes only. It should not under any circumstances be:

(i) understood as an offer or solicitation of an offer to acquire any securities of the Company or of Cemig GT, including but not limited to such securities as may at any time be issued in the international market by Cemig GT as part of the Issue; or (ii) interpreted as an investment recommendation. If the Issue takes place, any decision to purchase securities arising from the Issue should be made exclusively on the basis of the information contained in an offering memorandum which will be prepared in relation to the Issue.

The Company will keep its stockholders informed on any developments relating to the Issue in accordance with the applicable regulations.

Belo Horizonte, April 28, 2017

Adézio de Almeida Lima

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

19. MARKET ANNOUNCEMENT DATED APRIL 12, 2017: PRESENTATION OF 2016 RESULTS

CEMIG
2016 Results

2
CEMIG
Disclaimer
Certain statements and estimates in this material may represent expectations about future events or results, which are subject to risks and uncertainties that may be known or unknown. There is no guarantee that the events or results will take place as referred to in these expectations. These expectations are based on the present assumptions and analyzes from the point of view of our management, in accordance with their experience and other factors such as the macroeconomic environment, and market conditions in the electricity sector; and on our expectations for future results, many of which are not under our control.
Important factors that could lead to significant differences between actual results and the projections about future events or results include our business strategy, Brazilian and international economic conditions, technology, our financial strategy, changes in the electricity sector, hydrological conditions, conditions in the financial and energy markets, uncertainty on our results from future operations, plans and objectives, and other factors. Because of these and other factors, our real results may differ significantly from those indicated in or implied by such statements.
The information and opinions herein should not be understood as a recommendation to potential investors, and no investment decision should be based on the veracity, currentness or completeness of this information or these opinions. None of our professionals nor any of their related parties or representatives shall have any liability for any losses that may result from the use of the content of this presentation.
To evaluate the risks and uncertainties as they relate to Cemig, and to obtain additional information about factors that could give rise to different results from those estimated by Cemig, please consult the section on Risk Factors included in the Reference Form filed with the Brazilian Securities Commission – CVM – and in the 20-F form filed with the U.S. Securities and Exchange Commission – SEC.
In this material, financial amounts are in R$ million (R$ mn) unless otherwise stated. Financial data reflect the adoption of IFRS.

3
CEMIG
Net revenue
Ebitda Net profit -14.2% -52.4% 2016 Results
-86.4% Revenue strongly hit by negative CVA and Other Components of tariff adjustment In 2016 the sum of these was an expense of R$ 1.455 billion In 2015 this sum was positive: revenue of R$ 1.704 billion Operation of São Simão plant transferred to ‘Quota’ regime Impairments on investment – total:R$1.075 billionImpairment in Renova : R$977 million Impairment in Guanhães : R$98 million

2016 Adjusted Results

Ebitda
-23.0%
5.538
682
4.856
3.738
1.100
2.638
2015
Adjustment
2015 Adjusted
2016 Adjusted
Adjustment
2016

Net profit
-39.6%
2.469
537
1.932
1.167
832
335
2015
Adjustment
2015 Adjusted
2016 Adjusted
Adjustment
2016

4

4
CEMIG
682
-23.0%
5.538
4.856
3.738
1.100
2.638
2015 Adjustment 2015
Adjusted
2016
Adjusted
2.469 537 -39.6% 1.932 1.167 832 335
Adjustment 2016
Ebitda Net profit -23.0% -39.6% 2016 Adjusted Results
Adjustment (*non recurring) Ebitda Net profit
2016 2015 2016 2015
* Fair value result in Corporate Operation - 729 - 568
* Adjustment for loss of value in Investments – Renova -762 - -503 -
* Impairment in Renova -215 - -215 -
* Profit on sale of shares in Taesa 180 - 119 -
* Impairment in Guanhães -98 - -98 -
* Profit on sale of Transchile 94 - 62 -
PDVP -Voluntary Retirement Program -92 - -61 -
Change in allowance for doubtful receivables -207 -47 -136 -31

Volume sold – GWh
-2.3%
2015 Residential Industrial Commercial Rural Others Supply 2016
2015 2016
-14.2 1,868 18,773
56.904 86 3.475 139 195 66 -2.3% 1.677 55.592
Lower revenue in 2016 due to negative CVA
Operation of São Simão plant transferred to ‘Quota’ regime
• R$ 250 million in Annual Generation Revenue (RAG)
Better hydrology, less thermal generation, affected the spot price
• *Spot price, 2016 : R$ 93.77
• *Spot price, 2015 : R$ 288.11
* Spot prices given are year averages for Southeast and Center-West Regions

Operational expenses

-13.0%
18.288
15.903
2015
2016

Change in consolidated operational expenses, 2015-2016

208
-130
189
-12
-84
-32
-1.269
-1
-697
-51
-174
-59
-274
Personnel
Profit shares
Post-retirement
Materials
Inputs for production
Outsourced services
Electricity purchased for resale
Amortization
Provisions
National grid
Gas bought for resale
Construction costs
Other expenses

6

• Voluntary retirement program
749 employees joined
Total cost R$ 93 million
Expected saving of R$ 200 million/year
New Voluntary Retirement Program – first retirement May 2017
• Provisions for losses on investments
Parati – Total Provision of R$1.150 billion; of which R$54 million in 2016
SAAG – Total provision R$196 million, of which R$48 million in 2016
Change in consolidated operational expenses, 2015-2016
Personnel Profit shares Post-retirement Materials Inputs for production
Outsourced services
Electricity purchased for resale
Amortization Provisions National grid Gas bought for resale
Construction costs
Other expenses

Cemig, consolidated: debt profile

Maturities timetable – Average tenor: 2.8 years

Total net debt : R$ 13.1 billion

4.837
3.880
1.828
1.794
1.586
560
224
470
Cemig GT paid R $ 629 million on 2/15/2017 with its own resources
2017
2018
2019
2020
2021
2022
2023
2024 on

Main indexors

1%
1%
26%
72%
CDI
IPCA
URTJ
RGR/Others

Cost of debt – %

10,32
11,74
14,28
15,13
15,67
15,82
15,89
4,55
5,03
3,74
5,58
5,33
6,90
8,40
2013
2014
2015
Mar-16
Jun-16
Sep-16
2016
Real
Nominal

Leverage – %

1,80
2,40
4,39
5,26
4,53
4,98
Net debt
Ebitda
50,7
47,4
50,5
48,4
48,9
50,4
Net debt
Stockholders' equity + Net debt
2014
2015
Mar-15
Jun-16
Sep-16
2016

7

Maturities timetable – Average tenor: 2.8 years
Total net debt : R$ 13.1 billion
Cemig GT paid R $ 629 million on 2/15/2017 with its own resources
3.880
1.828 1.794
1.586
560 470
224
2017 2018 2019 2020 2021 2022 2023 2024 on
.
Each 1 p.p. cut in Selic rate estimated to reduce cost of debt by R$ 125 million
.
Selic: expected to be 8.5% at end-2017 (Central Bank Focus Report – April 7, 2017)
Cost of debt – %
15,13 15,67 15,82 15,89
14,28
11,74
10,32
8,40
6,90
5,58 5,33
4,55 5,03
3,74
2013 2014 2015 Mar-16 Jun-16 Sep-16 2016
Real
Nominal
Main indexors
1% 1%
CDI
IPCA
URTJ
RGR/Others
Leverage – %
1,80 2,40 4,39 5,26 4,53 4,98
50,7 50,5 50,4
2014 2015 Mar-15 Jun-16 Sep-16 2016

Cemig GT – 2016 results

NET REVENUE
-7.7%
7.377
6.809
2015
2016

Ebitda
-67.3%
4.243
1.389
2015
2016

Net profit
-97.0%
2.316
70
2015
2016

8

-7.7% -67.3% -97.0%
7.377 6.809 4.243 1.389 2.316 70
2015 2016
Operation of São Simão plant transferred to ‘Quota’ regime
• R$ 250 million in Annual Generation Revenue (RAG)
•
960 million impairment on investment in Renova
•
‘Seasonal’ strategy successful

Cemig GT: debt profile

CEMIG

Maturities timetable – Average tenor: 2.5 years

Total net debt: R$ 7.8 billion

3.256
2.065
879
1.048
1.033
325
8
20
2017
2018
2019
2020
2021
2022
2023
2024 on
Cemig GT paid R $ 629 million on 2/15/2017 with its own resources

Main indexors

1%
15%
84%
CDI
IPCA
Others

Cost of debt – %

10,76
12,11
14,41
14,77
15,15
15,41
16,03
4,66
5,37
3,66
5,05
5,22
6,64
8,59
2013
2014
2015
Mar-16
Jun-16
Sep-16
2016
Real
Nominal

Leverage – %

1,36
1,30
2,97
3,26
3,13
5,60
63,8
54,1
60,8
58,6
60,2
62,9
2014
2015
Mar-15
Jun-16
Sep-16
2016
Net debt / Ebitda
Net debt / Stockholders' equity + Net debt

9

Maturities timetable – Average tenor: 2.5 years Main indexors
Total net debt: R$ 7.8 billion
1%
3.256
Cemig GT paid R $ 629 million on 2/15/2017 with its own resources
CDI
2.065
IPCA
1.048 1.033
879
325
Others
8 20
2017 2018 2019 2020 2021 2022 2023 2024 on
Restrictive covenants -For details see Note 18 (Loans, financings and debentures)
Cost of debt – % Leverage – %
16,03
15,15 15,41
5,60
14,41 14,77
2,97 3,26 3,13
1,36 1,30
12,1110,76
8,59
63,8
62,9
6,64
5,37
5,05 5,22
4,66 3,66
2013 2014 2015 Mar-16 Jun-16 Sep-16 2016
Nominal
Real

Cemig D – 2016 results

Net revenue
-18.2%
12.962
10.597
2015
2016

Ebitda
-73.9%
1.657
433
2015
2016

Net profit
370
-324
2015
2016

*Focus report – 03/31/2017

10

2015 2016
Lower revenue in 2016 due to negative CVA
Commercial losses higher, default higher
Consumption by captive market down 2.01%
2016 voluntary retirement plan accepted by 565 employees
Total cost R$ 64 million
Economic context improving – some outlook for consumption growth • *GDP growth forecasts: + 0.47% in 2017; + 2.50% in 2018
*Focus report – 03/31/2017

Cemig D: debt profile

CEMIG

Maturities timetable – Average tenor: 3.2 years

Total net debt: R$ 5.4 billion

1.510
1.666
924
722
492
217
217
450
2017
2018
2019
2020
2021
2022
2023
2024 on

Main indexors

2%
42%
56%
CDI
IPCA
Others

Cost of debt – %

9,98
11,47
14,31
15,68
16,45
16,46
15,87
4,40
4,79
4,01
6,04
5,55
7,12
8,06
2013
2014
2015
ma/16
Jun-16
Sep-16
2016
Real
Nominal

Leverage – %

3,90
6,10
5,58
6,17
6,59
12,55
Dív.Líq
Lajida
69,4
70,4
66,5
65,4
65,6
66,2
Dív. Líq
PL + Dív. Líq.
2014
2015
Mar-16
Jun-16
Sep-16
2016

11

Maturities timetable – Average tenor: 3.2 years
Main indexors
Total net debt: R$ 5.4 billion
2%
1.666
CDI
1.510
924
IPCA
722
492
450
Others
217 217
2017 2018 2019 2020 2021 2022 2023 2024 on
Cost of debt – %
Leverage – %
16,45 16,46
15,68 15,87 12,55
14,31
6,10 5,58 6,17 6,59
3,90
11,479,98
70,4
8,06 69,4
7,12
66,2
6,04
5,55
4,40 4,79 4,01
2013 2014 2015 ma/16 Jun-16 Sep-16 2016
2014 2015 Mar-16 Jun-16 Sep-16 2016

2016
Planned Realized %
GENERATION 49,156 43,233 88.0%
Investment program 49,156 43,233 88.0%
Capital injections 958,023 871,992 91.0%
Renova Energia S.A. 340,000 277,863 81.7%
Aliança Norte 179,943 179,766 99.9%
Madeira Energia S.A. – Mesa (Santo Antônio Plant) 102,272 79,213 77.5%
SPC - Amazônia Energia Participações S.A. (Belo Monte) 292,204 291,913 99.9%
Other 43,604 43,237 99.2%
Auction 012/2015 - Grant of concessions 2,216,353 2,216,353 100.0%
TRANSMISSION 64,900 58,453 90.1%
Investment program 64,900 58,453 90.1%
Cemig D 1,309,907 1,094,373 83.5%
Investment program 1,309,907 1,094,373 83.5%
CEMIG holding company 651,234 650,078 99.8%
Investment program 1,416 398 28.1%
Injections / acquisitions 649,818 649,680 100.0%
Total of investments 5,249,573 4,934,482 94.0%

Cash flow

Operations
R$3,154
Financing
-R$530
Investment
-R$2,553
924
335
704
1.455
660
145
675
1.401
1.941
506
1.507
995
1.045
2.040
Cash start of 2016
2016 profit
Provisions
CVA and other
Others
Loans and debentures
Dividends + Interest on Equity
Cash investments
Financial assets
Acquisitions and injections
Others
Cash end of 2016
Securities
Total available

13

Cash flow
Operations Financing Investment
R$3,154 -R$530 -R$2,553
Cash start of 2016
2016 profit
Provisions
CVA and other
Others
Loans and debentures
Dividends + Interest on Equity
Cash investments
Financial assets
Acquisitions and injections
Others
Cash end of 2016
Securities
Total available

14
CEMIG
Proposal for allocation of Net Profit
The Board has decided to submit to the AGM:
§ From Net profit + retained earnings:R$371 million, as follows:
• Minimum mandatory dividend: R$204 million - payable to holders of preferred shares
• Held in Retained earnings reserve: R$161million
• Held in Tax incentives reserve: R$7 million
At its meeting on December 21, 2016, the Board of Directors decided to pay:
§ Interest on Equity R$380million - Counterpart in Retained earnings reserve

15
CEMIG
Investor Relations
Tel: +55 (31) 3506-5024
ri@cemig.com.br
http://ri.cemig.com.br

20. SUMMARY OF MINUTES OF THE 610TH MEETING OF THE BOARD OF DIRECTORS HELD

ON OCTOBER 9, 2014

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY– CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

SUMMARY OF MINUTES

OF THE

610TH MEETING

Date, time and place:	October 9, 2014 at 9 a.m. at the company’s head office, Av. Barbacena 1200, 21st floor, Belo Horizonte, Minas Gerais, Brazil.

Meeting Committee:	Chair: Djalma Bastos de Morais; Secretary: Anamaria Pugedo Frade Barros.

Summary of proceedings:

I	Conflict of interest: The board members listed below said they had no conflict of interest in the matters on the agenda of this meeting.

II	The Board approved:

a)	The planning guidelines for preparation of the Five-Year Plan for 2015–2019, and the Budget for 2015.
b)	The minutes of this meeting.

III	The Board ratified:

a)	Appointment of

•	Mr. César Vaz de Melo Fernandes

•	Ms. Maura Galuppo Botelho Martins

and

as sitting members of the Board of Directors of Redentor Energia S.A., to serve for two years’ period of office, as from April 29, 2014, or until their duly elected successors are sworn in.

b)	Appointment of

•	Mr. Luiz Carlos Dias Martins

as sitting member of the Board of Directors of Companhia de Gás de Minas Gerais (Gasmig), to complete the present period of office, that is to say, until the Annual General Meeting of 2016, or until his duly elected successor is sworn in.

c)	Orientation of vote in favor of the agenda, by the representative(s) of the Company, in the prior meeting in advance of the Extraordinary General Meeting of Stockholders of Gasmig of July 24, 2014, and in the related Extraordinary General Meeting of Stockholders, of Gasmig, held on August 7, 2014, on appointment of a member of the Board of Directors.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

IV	Comment: The following spoke on subjects and business of interest to the Company:

The Chair;

Board members:	Franklin Moreira Gonçalves,	Luiz Augusto de Barros, Paulo Roberto Reckziegel Guedes;

Chief Officer:	Luiz Fernando Rolla;

Representative of Ernst & Young:	Fernando Palma;

General Managers:	Leonardo George Magalhães.

The following were present:

Board members:	Djalma Bastos de Morais, Guy Maria Villela Paschoal, João Camilo Penna, José Pais Rangel, Paulo Roberto Reckziegel Guedes, Saulo Alves Pereira Junior, Tadeu Barreto Guimarães, Wando Pereira Borges,	Bruno Magalhães Menicucci,

Custódio Antonio de Mattos,

Franklin Moreira Gonçalves,

Luiz Augusto de Barros,

Paulo Sérgio Machado Ribeiro,

Tarcísio Augusto Carneiro,

Flávio Miarelli Piedade,

José Augusto Gomes Campos,

Marina Rosenthal Rocha;

Chief Officer:	Luiz Fernando Rolla;

General Managers:	Leonardo George Magalhães;

Representative of Ernst & Young:	Fernando Palma;

Secretary:	Anamaria Pugedo Frade Barros.

(Signed by:) Anamaria Pugedo Frade Barros.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

21. SUMMARY OF MINUTES OF THE 623RD MEETING OF THE BOARD OF DIRECTORS HELD ON JANUARY 15, 2015

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

SUMMARY OF MINUTES

OF THE

623RD MEETING

Date, time and place:	January 15, 2015 at 9 a.m. at the company’s head office. Av. Barbacena 1200, 21st floor, Belo Horizonte, Minas Gerais, Brazil.

Meeting Committee:	Chair: Danilo de Castro; Secretary: Anamaria Pugedo Frade Barros.

Summary of proceedings:

I	Conflict of interest: The board members listed below said they had no conflict of interest in the matters on the agenda of this meeting.

II	The Board approved the minutes of this meeting.

III	The Board authorized signature of the Loan Agreement between Cemig D and Caixa Econômica Federal, with the Company as consenting party, for rollover of debt maturing in January 2015.

IV	The Board ratified the appointment to the Board of Directors of Companhia de Gás de Minas Gerais (Gasmig) of:

Cesar Vaz de Melo Fernandes,

Flávio de Almeida Araújo,

Leonardo Maurício Colombini Lima,

José Carlos de Mattos	(transferred from substitute member to sitting member),

Agostinho Faria Cardoso	(as substitute member for Djalma Bastos de Morais),

Arlindo Porto Neto	(as substitute member for Fuad Jorge Noman Filho),

Luiz Henrique Michalick	(as substitute member for Henrique Eduardo Ferreira Hargreaves),

Luiz Henrique de Castro Carvalho	(as substitute member for Leonardo Maurício Colombini Lima),

and Luiz Fernando Rolla	(as substitute member for José Carlos de Mattos),

to serve the rest of the present two-year period of office, that is to say until the Annual General Meeting of 2016, or until their duly elected successors are sworn in.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

V	Withdrawn from the agenda: the matter relating to:

Authorization for the Company to exceed, in 2015, the limit for the consolidated debt ratio, measured as (Net debt) / (Net debt + Stockholders’ equity) specified in Subclause ‘b’ of Paragraph 7 of Clause 11 of the by-laws

– was withdrawn from the agenda.

V	Comment: The following made comments on matters of interest to the Company:

The Chair;

Board members:	João Camilo Penna, Djalma Bastos de Morais,	José Pais Rangel, Otávio Marques de Azevedo;

General manager:	Leonardo George Magalhães;

The following were present:

Board members:

Danilo de Castro,

Djalma Bastos de Morais,

Guy Maria Villela Paschoal,

João Camilo Penna,

José Pais Rangel,

Otávio Marques de Azevedo,

Tadeu Barreto Guimarães,

Wando Pereira Borges,

Luiz Augusto de Barros,

Franklin Moreira Gonçalves,

José Augusto Gomes Campos,

Marina Rosenthal Rocha,

Newton Brandão Ferraz Ramos,

Tarcísio Augusto Carneiro,

Bruno Magalhães Menicucci,

José João Abdalla Filho,

Lauro Sérgio Vasconcelos David,

Paulo Sérgio Machado Ribeiro;

General manager:	Leonardo George Magalhães;

Secretary:	Anamaria Pugedo Frade Barros.

(Signed) Anamaria Pugedo Frade Barros

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

22. SUMMARY OF MINUTES OF THE 682ND MEETING OF THE BOARD OF DIRECTORS HELD

ON DECEMBER 21, 2016

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

SUMMARY OF MINUTES

OF THE

682RD MEETING

Date, time and place:	December 21, 2016 at 9.30 a.m. at the company’s head office, Av. Barbacena 1200, 21st floor, Belo Horizonte, Minas Gerais, Brazil.

Meeting Committee:	Chair: José Afonso Bicalho Beltrão da Silva; Secretary: Anamaria Pugedo Frade Barros.

Summary of proceedings:

I	Conflict of interest: The Board members listed below stated that they had no conflict of interest with the matters on the agenda of the meeting, with the exception of the Board members:

José Afonso Bicalho Beltrão da Silva,	Helvécio Miranda Magalhães Junior,
Marco Antônio de Rezende Teixeira,	Marco Antônio Soares da Cunha Castello Branco,
Carlos Fernando da Silveira Vianna,	Luiz Guilherme Piva,
Ricardo Wagner Righi de Toledo, and	Wieland Silberschneider –

who stated conflict of interest in relation to:

Signature of the third amendment to a works and services contract with Minas Gerais State.

These members withdrew from the meeting room at the time of discussion and voting on this matter, returning to proceed with the meeting after the vote on the matter had been taken.

II	The Board approved:

a)	The macro guidelines and directives for the Strategic planning of the “Cemig Group”;

b)	The proposal by the Chair for alteration of the composition of the Company’s Executive Board, in effect from December 22, 2016, as follows:

i)	Mr. Mauro Borges Lemos no longer to be Chief Executive Officer (CEO);

ii)	Mr. Fabiano Maia Pereira no longer to be Chief Finance and Investor Relations Officer;

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

iii)	and for the full remaining period of the current period of office, i.e. until the first meeting of the Board of Directors following the Annual General Meeting of Stockholders of 2019:

Mr. Paulo Roberto Castellari Porchia	– Brazilian, divorced, company manager, domiciled in Belo Horizonte,
Minas Gerais, at Av. Barbacena 1200, 18th floor, B2 Wing, Santo Agostinho,
CEP 30190-131, bearer of identity card 14264834-6-SSP/SP and CPF
131643078-29,

to	cease to be Deputy CEO, and to be appointed Chief Finance and Investor Relations Officer;

and:

Mr. Bernardo Afonso Salomão de Alvarenga	– Brazilian, married, engineer, resident and domiciled in Belo Horizonte,
Minas Gerais, at Rua Ondina Pedrosa Nahas 573, Serrano, CEP 30882-770,
bearer of identity card M-899851-SSP/MG and CPF 154691316-53,

–	to be elected as Chief Executive Officer;

iv)	– with the following interim appointments:

Mr. Paulo Roberto Castellari Porchia, described above, to serve as Deputy CEO on an interim basis, concurrently with his position as Chief Finance and Investor Relations Officer; and

Mr. Dimas Costa	– Brazilian, married, domiciled in Belo Horizonte, Minas Gerais, at Av.
Barbacena 1200, 18th floor, B1 Wing, Santo Agostinho, CEP 30190-131,
Bearer of Identity Card M424183-SSP/MG and CPF nº 253777446-91,

to	serve as Chief Corporate Management Officer on an interim basis, concurrently with his position as Chief Trading Officer.

b)	The minutes of this meeting.

III	The Board authorized:

a)	Periodic declaration, by the Executive Board, of Interest on Equity, with upper limit of:

nine	hundred fifty seven million eight hundred seventy one thousand Reais;

–	the Executive Board to decide the places and processes of payment and to allocate and calculate the amount of the Interest on Equity against the minimum obligatory dividend.

b)	Release of the funds for PMSO – Personnel, Materials, Outsourced Services and Other expenses – for 2017.

c)	Signature of the Third Amendment to the Contract for Execution, Directly or Indirectly, of Works and Provision of Services, with the State of Minas Gerais, to

–	alter the end of its period to December 21, 2017, and insert clauses on:
–	the responsibility of the State of Minas Gerais on any judgments against Cemig in legal actions brought by consumers;
–	monetary updating of the balance not disbursed by the State, with daily application of the Selic Rate from the date on which the funds became due to the date of actual disbursement;
–	non-occurrence of novation; and
–	possibility of retention / deduction, by Cemig, of the amount of Dividends and Interest on Equity payable to the State, as guarantee of disbursement of the amounts owed.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

IV	The Board declared Interest on Equity of three hundred eighty million Reais, as part of the minimum mandatory dividend, to be paid in two equal installments, by June 30 and December 30, 2017, to stockholders in the Company’s Nominal Share Registry on December 26, 2016,

– the Executive Board to obey the periods and to decide the places and processes of payment.

V	The Board oriented votes as follows:

(i) vote by the representatives of the Company,

– in the Prior Meeting of the Control Block of Light S.A. (‘Light’), and

– in the Extraordinary General Meetings of Stockholders of

– RME – Rio Minas Energia Participações S.A. (‘RME’) and of

– Luce Empreendimentos e Participações S.A. (Lepsa)

on the vote, in that Prior Meeting of the Control Block of Light, by the representatives of those companies, and by the Board members appointed by Cemig, RME and Lepsa, at the meeting of the Board of Directors of Light to be held on December 30, 2016, in favor of:

Increase in the share capital of Renova Energia S.A. (‘Renova’),

from the present        R$ 2,848,012,000.00         (two billion eight hundred forty eight million twelve thousand Reais);

– with consequent alteration of the head paragraph of Clause 5, and consolidation of the full text, of the by-laws.

(ii) orientation of

– the Board Members of Light, at the meeting of the Board of Directors of Light Energia S.A., to vote in favor of the injection of capital to be made by Light Energia in Renova;

and orientation of

– the representatives of Light Energia, in the Prior Meeting of the Control Block of Renova, and

– the Members of the Board of Directors appointed by Light Energia, in the meeting of the Board of Directors of Renova,

to vote in favor of the said increase in the capital of Renova;

– with consequent alteration and consolidation of its by-laws;

VI	The Chair informed the meeting that the Executive Board is now constituted as follows:

Chief Executive Officer:	Bernardo Afonso Salomão de Alvarenga;

Deputy CEO:	Paulo Roberto Castellari Porchia [1];

Chief Trading Officer:	Dimas Costa;

Chief Business Development Officer:	César Vaz de Melo Fernandes;

Chief Distribution and Sales Officer:	Luís Fernando Paroli Santos [2];

Chief Finance and Investor Relations Officer:	Paulo Roberto Castellari Porchia;

Chief Generation and Transmission Officer:	Franklin Moreira Gonçalves;

Chief Corporate Management Officer:	Dimas Costa [3];

Chief Counsel:	Raul Lycurgo Leite;

Chief Officer for Human Relations and Resources;	Márcio Lúcio Serrano;

Chief Institutional Relations and Communication Officer:	Luís Fernando Paroli Santos;

[1]	On interim basis while also serving as Chief Finance and Investor Relations Officer;
[2]	On interim basis while also serving as Chief Officer for Institutional Relations and Communication;
[3]	On interim basis while also serving as Chief Trading Officer.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

VII	The Chief Officers elected or assigned to new positions declared – in advance – that they are not subject to any prohibition on exercise of commercial activity, that they do not occupy any post in a company which could be considered to be a competitor of the Company, and that they do not have nor represent any interest conflicting with that of Cemig; and made a solemn commitment to become aware of, obey and comply with the principles, ethical values and rules established by the Statement of Ethical Principles and Code of Professional Conduct of Cemig, and the Code of Ethical Conduct of Government Workers and Senior Administration of the State of Minas Gerais.

VIII	The Secretary read the correspondence sent by the former Chief Executive Officer, Mauro Borges Lemos, to the members of the Board.

IX	The Chair reported the resignation, as from the date of this meeting, of Bruno Westin Prado Soares Leal from the position of substitute member of the Board, as per a letter in the Company’s possession.

X	Comments: The Chair, and the Board members Marco Antônio Soares da Cunha Castello Branco and Saulo Alves Pereira Junior, spoke on matters of interest to the Company.

The following were present:

Board members:

José Afonso Bicalho Beltrão da Silva,

Allan Kardec de Melo Ferreira,

Arcângelo Eustáquio Torres Queiroz,

Daniel Alves Ferreira,

Helvécio Miranda Magalhães Junior,

José Pais Rangel,

Marco Antônio de Rezende Teixeira,

Marco Antônio Soares da Cunha Castello Branco,

Nelson José Hubner Moreira,

Patrícia Gracindo Marques de Assis Bentes,

Saulo Alves Pereira Junior,

Aloísio Macário Ferreira de Souza,

Bruno Magalhães Menicucci,

Carolina Alvim Guedes Alcoforado,

Samy Kopit Moscovitch,

Antônio Dirceu Araújo Xavier,

Carlos Fernando da Silveira Vianna,

José João Abdalla Filho,

Luiz Guilherme Piva,

Marina Rosenthal Rocha,

Ricardo Wagner Righi de Toledo,

Tarcísio Augusto Carneiro,

Wieland Silberschneider;

Audit Board:	Rafael Amorim de Amorim;

Secretary:	Anamaria Pugedo Frade Barros.

Signed by: Anamaria Pugedo Frade Barros.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

23. SUMMARY OF PRINCIPAL DECISIONS OF THE 693RD MEETING OF THE BOARD OF DIRECTORS HELD

ON MAY 5, 2017

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

Meeting of May 5, 2017

SUMMARY OF PRINCIPAL DECISIONS

At its 693rd meeting, held on May 5, 2017, the Board of Directors of Cemig (Companhia Energética de Minas Gerais) decided the following:

1.	Surety guarantee for funding to be raised by Cemig GT. Re-ratification of Board Spending Decision (CRCA).

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

24. SUMMARY OF PRINCIPAL DECISIONS OF THE 690TH MEETING OF THE BOARD OF DIRECTORS HELD ON MARCH 28, 2017

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

Meeting of March 28, 2017

SUMMARY OF PRINCIPAL DECISIONS

At its 690th meeting, held on March 28, 2017, the Board of Directors of Cemig (Companhia Energética de Minas Gerais) decided the following:

1.	Technical feasibility study on offsetting of tax credits.

2.	Report of Management and Financial Statements for the year 2016.

3.	Allocation of the net profit for 2016.

4.	Constitution of operational provisions in 2016.

5.	Orientation of vote in the Ordinary (Annual) General Meetings of Stockholders of Cemig D and Cemig GT.

6.	Orientation of vote in the Extraordinary General Meetings of Stockholders of Cemig D and Cemig GT.

7.	Signature of a private instrument of assumption of debt, with Forluz.

8.	Orientation of vote in meetings of Light.

9.	Signature of an amendment to a real estate rental contract, with Forluz.

10.	Calling of Ordinary and Extraordinary General Meetings of Stockholders, to be held, concurrently, on May 12, 2017 at 11 a.m.

11.	Convocation of an Extraordinary General Meeting of Stockholders, to be held on May 12, 2017 at 4 p.m.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

25. SUMMARY OF PRINCIPAL DECISIONS OF THE 691ST MEETING OF THE BOARD OF DIRECTORS HELD ON APRIL 19, 2017

COMPANHIA ENERGÉTICA DE MINAS GERAIS– CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

Meeting of April 19, 2017

SUMMARY OF PRINCIPAL DECISIONS

At its 691st meeting, held on April 19, 2017, the Board of Directors of Cemig (Companhia Energética de Minas Gerais) decided the following:

Surety	guarantee for raising of funding by Cemig GT.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

26. SUMMARY OF PRINCIPAL DECISIONS OF THE 692ND MEETING OF THE BOARD OF DIRECTORS HELD ON APRIL 19, 2017

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

Meeting of April 19, 2017

SUMMARY OF PRINCIPAL DECISIONS

At its 692nd meeting, held on April 19, 2017, the Board of Directors of Cemig (Companhia Energética de Minas Gerais) decided the following:

1.	Adjustments to dates in the PDVP 2017 Voluntary Retirement Program.

2.	Increase in the share capital of Interligação Elétrica Janaúba S.A., Interligação Elétrica Paraguaçu S.A. and Interlocução Elétrica Aimorés S.A., and the related orientation of vote at Extraordinary General Meeting of Stockholders of Taesa.

3.	Reduction of the amounts involved in the increases in the share capital of RME and Lepsa; consequent subscription and paying-up of shares; and orientation of votes on this subject.

4.	Dissolution and liquidation of the Água Limpa Hydroelectric Plant Consortium, by Cemig GT and Light Energia.

5.	Contracting of services of law offices.

6.	Alteration of dates relating to the concession by Cemig of a guarantee for issuance of debentures by CemigTelecom.

7.	Budget allocation for payment of contracted advisors for the process of sale of Transchile.

8.	Orientation of vote in meetings of Light.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.